Exhibit 1

2018 Interim Financial Results THE INTERIM FINANCIAL RESULTS ANNOUNCEMENT HAS BEEN PREPARED FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

2018 Interim financial results
Introduction

This Interim Financial Results Announcement has been prepared for distribution in the United States.

Our interim period refers to the six months ended 31 March 2018 (First Half 2018). Throughout this profit announcement we also refer to the six months ended 31 March 2017 (First Half 2017) and the six months ended 30 September 2017 (Second Half 2017).

The selected financial information for First Half 2018, First Half 2017 and Second Half 2017 contained in this Interim Financial Results Announcement is based on the financial statements contained in the unaudited consolidated Interim Financial Report for Westpac Banking Corporation (Westpac) and its controlled entities (Group) for the six months ended 31 March 2018. The Interim Financial Report has been prepared and presented in accordance with Australian Accounting Standards (AAS) as they relate to interim financial reports. The Interim Financial Report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) as they relate to interim financial reports.

All dollar values in this announcement are in Australian dollars unless otherwise noted. References to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollar amounts into US dollar amounts has been made at the rate of A$1 = US$0.7690, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on 30 March 2018. Refer to Section 5.5 for information regarding the rates of exchange between the Australian dollar and the US dollar applied by the Group as part of its operating activities for First Half 2018, Second Half 2017 and First Half 2017.

In addition to discussing the AAS financial information in this announcement, we also discuss the following non-AAS financial information:

Cash earnings policy

In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

To determine cash earnings, three categories of adjustments are made to reported results:

•     Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

•     Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

•     Accounting reclassifications between individual line items that do not impact reported results.

Outlined in Section 6.1 are the cash earnings adjustments to the reported result.

Average Ordinary Equity

Average ordinary equity is calculated as the daily average of total equity less average non-controlling interests. Management believes this measure of average ordinary equity is useful in the calculation of return on equity as it removes the impact of equity attributable to non-controlling interests.

Other companies may use different methodologies to calculate average ordinary equity or similar non-AAS financial measures.

ii | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Introduction

Disclosure regarding forward-looking statements

This Interim Financial Results Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Financial Results Announcement and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

•     the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

•     regulatory investigations and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy;

•     internal and external events which may adversely impact Westpac’s reputation;

•     information security breaches, including cyberattacks;

•     reliability and security of Westpac’s technology and risks associated with changes to technology systems;

•     the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

•     market volatility, including uncertain conditions in funding, equity and asset markets;

•     adverse asset, credit or capital market conditions;

•     the conduct, behaviour or practices of Westpac or its staff;

•     changes to Westpac’s credit ratings or the methodology used by credit rating agencies;

•     levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

•     market liquidity and investor confidence;

•     changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;

•     the effects of competition, including from established providers of financial services and from non-financial services entities, in the geographic and business areas in which Westpac conducts its operations;

•     the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

•     the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

•     the incidence or severity of Westpac-insured events;

•     the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;

•     changes to the value of Westpac’s intangible assets;

•     changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

•     the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and

•     various other factors beyond Westpac’s control.

Westpac Group 2018 Interim Financial Results Announcement | iii

2018 Interim financial results
Introduction

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ in the Directors’ report in this Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this Interim Financial Results Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Results Announcement.

References to websites

Information contained in or accessible through the websites mentioned in this Interim Financial Results Announcement does not form part of this Interim Financial Results Announcement unless we specifically state that it is incorporated by reference and forms part of this Interim Financial Results Announcement. All references in this Interim Financial Results Announcement to websites are inactive textual references and are for information only.

iv | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Table of contents

Index

1.0	Group results		2
	1.1	Reported results	2
	1.2	Key financial information	3
	1.3	Market share and system multiple metrics	5
2.0	Review of Group operations		6
	2.1	Performance overview	6
	2.2	Review of reported results	13
	2.3	Credit quality	27
	2.4	Balance sheet and funding	30
	2.5	Capital and dividends	34
	2.6	Sustainability performance	40
3.0	Divisional results		43
	3.1	Consumer Bank	44
	3.2	Business Bank	46
	3.3	BT Financial Group (Australia)	48
	3.4	Westpac Institutional Bank	52
	3.5	Westpac New Zealand	54
	3.6	Group Businesses	58
4.0	2018 Interim financial report		60
	4.1	Directors’ report	61
	4.2	Consolidated income statement	86
	4.3	Consolidated statement of comprehensive income	87
	4.4	Consolidated balance sheet	88
	4.5	Consolidated statement of changes in equity	89
	4.6	Consolidated cash flow statement	90
	4.7	Notes to the consolidated financial statements	91
	4.8	Statutory statements	122
5.0	Other information		124
	5.1	Credit ratings	124
	5.2	Dividend reinvestment plan	124
	5.3	Changes in control of Group entities	124
	5.4	Financial calendar and Share Registry details	125
	5.5	Exchange rates	129
	5.6	Group earnings reconciliation	130
6.0	Cash earnings supplementary information		133
	6.1	Cash earnings adjustments	133
7.0	Glossary		134

In this announcement references to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities, unless it clearly means just Westpac Banking Corporation.

All references to $ in this document are to Australian dollars unless otherwise stated.

Financial calendar

Interim results announcement	7 May 2018
Ex-dividend date for interim dividend	17 May 2018
Record date for interim dividend (Sydney)	18 May 2018
Interim dividend payable	4 July 2018
Final results announcement (scheduled)	5 November 2018

Westpac Group 2018 Interim Financial Results Announcement | 1

2018 Interim financial results
Group results

1.0     Group results

1.1     Reported results

Reported net profit attributable to owners of Westpac Banking Corporation is prepared in accordance with the requirements of Australian Accounting Standards (AAS) and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs).

	Half Year	Half Year	Half Year	Half Year	% Mov’t1	% Mov’t1
	March 18	March 18	Sept 17	March 17	Mar 18 -	Mar 18 -
$m	US$	A$	A$	A$	Sept 17	Mar 17
Net interest income	6,366	8,278	7,903	7,613	5	9
Non-interest income	2,211	2,875	3,130	3,156	(8)	(9)
Net operating income before operating expenses
and impairment charges	8,577	11,153	11,033	10,769	1	4
Operating expenses	(3,634)	(4,725)	(4,801)	(4,633)	(2)	2
Impairment charges	(302)	(393)	(360)	(493)	9	(20)
Profit before income tax	4,641	6,035	5,872	5,643	3	7
Income tax expense	(1,411)	(1,835)	(1,787)	(1,731)	3	6
Net profit for the period	3,230	4,200	4,085	3,912	3	7
Net profit attributable to non-controlling interests	(2)	(2)	(2)	(5)	-	(60)
Net profit attributable to owners of Westpac
Banking Corporation	3,228	4,198	4,083	3,907	3	7
Effective tax rate	30.4%	30.4%	30.4%	30.7%	(2bps)	(27bps)

Net profit attributable to owners of Westpac Banking Corporation for First Half 2018 was $4,198 million, an increase of $291 million or 7% compared to First Half 2017. Features of this result included a $384 million or 4% increase in net operating income before operating expenses and impairment charges, a $92 million or 2% increase in operating expenses and a $100 million or 20% decrease in impairment charges.

Net interest income increased $665 million or 9% compared to First Half 2017, with total loan growth of 5%, mostly from Australian housing which grew 6%. Reported net interest margin increased 11 basis points to 2.16%, reflecting higher spreads on certain mortgage types (including investor lending and loans with an interest-only feature), and increased deposit spreads. These were partly offset by the Bank Levy which was effective from July 2017. Net interest income, loans, deposits and other borrowings and net interest margins are discussed further in Sections 2.2.1 to 2.2.4.

Non-interest income decreased $281 million or 9% compared to First Half 2017 primarily due to a decrease in trading income of $226 million and the impact of economic hedges on New Zealand earnings ($63 million lower). Non-interest income is discussed further in Section 2.2.5.

Operating expenses increased $92 million or 2% compared to First Half 2017. The rise in operating expenses includes annual salary increases and higher technology expenses related to the Group’s investment program and a rise in regulatory and compliance costs, including costs associated with the Royal Commission. These increases were partly offset by productivity benefits and lower amortisation of intangibles. Operating expenses are discussed further in Section 2.2.8.

Impairment charges were $100 million or 20% lower compared to First Half 2017. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.09%, down 5 basis points compared to First Half 2017. The decrease in the impairment charges was primarily due to reduced individual provisions for larger facilities. Impairment charges are discussed further in Section 2.2.9.

The effective tax rate of 30.4% was lower than the First Half 2017 effective tax rate of 30.7%. Income tax expense is discussed further in Section 2.2.10.

[1] Percentage movement represents an increase / (decrease) to the relevant comparative period.

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2018 Interim financial results
Group results

1.2     Key financial information

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	March 18	March 18	Sept 17	March 17	Mar 18 -	Mar 18 -
	US$	A$	A$	A$	Sept 17	Mar 17
Shareholder value
Earnings per ordinary share (cents)[1]	95.1	123.7	121.2	116.8	2	6
Weighted average ordinary shares (millions)[2]	3,392	3,392	3,366	3,344	1	1
Fully franked dividends per ordinary share (cents)	72	94	94	94	-	-
Return on average ordinary equity[3]	13.79%	13.79%	13.72%	13.57%	7bps	22bps
Average ordinary equity ($m)[4]	46,948	61,051	59,364	57,744	3	6
Average total equity ($m)[5]	46,959	61,065	59,380	57,768	3	6
Net tangible asset per ordinary share ($)[6]	11.54	15.00	14.66	14.24	2	5

Business performance
Interest spread[7]	2.00%	2.00%	1.90%	1.88%	10bps	12bps
Benefit of net non-interest bearing assets,
liabilities and equity[8]	0.16%	0.16%	0.17%	0.17%	(1bps)	(1bps)
Net interest margin[9]	2.16%	2.16%	2.07%	2.05%	9bps	11bps
Average interest-earning assets ($m)	589,831	767,011	759,764	744,783	1	3
Expense to income ratio[10]	42.37%	42.37%	43.51%	43.02%	(114bps)	(65bps)

Capital, funding and liquidity
Common equity Tier 1 capital ratio
- APRA Basel III	10.50%	10.50%	10.56%	9.97%	(6bps)	53bps
- Internationally comparable[11]	16.13%	16.13%	16.20%	15.34%	(7bps)	79bps
Credit risk weighted assets (credit RWA) ($m)	277,910	361,391	349,258	352,713	3	2
Total risk weighted assets (RWA) ($m)	319,707	415,744	404,235	404,382	3	3
Liquidity coverage ratio (LCR)	134%	134%	124%	125%	large	large
Net stable funding ratio (NSFR)[12]	112%	112%	109%	108%	351bps	372bps

Asset quality
Gross impaired assets to gross loans		0.22%	0.22%	0.30%	-	(8bps)
Gross impaired assets to equity and total provisions		2.33%	2.39%	3.15%	(6bps)	(82bps)
Gross impaired asset provisions to
gross impaired assets[13]		45.54%	46.30%	52.07%	(76bps)	large
Total committed exposures (TCE) ($m)		1,023,017	1,005,882	984,794	2	4
Total stressed exposures as a % of TCE		1.09%	1.05%	1.14%	4bps	(5bps)
Total provisions to gross loans		45bps	45bps	52bps	-	(7bps)
Mortgages 90+ day delinquencies		0.65%	0.62%	0.63%	3bps	2bps
Other consumer loans 90+ day delinquencies		1.64%	1.57%	1.55%	7bps	9bps
Collectively assessed provisions to credit RWA		75bps	76bps	77bps	(1bps)	(2bps)

Balance sheet ($m)[14]
Loans	539,371	701,393	684,919	666,946	2	5
Total assets	670,456	871,855	851,875	839,993	2	4
Deposits and other borrowings	421,209	547,736	533,591	522,513	3	5
Total liabilities	622,267	809,190	790,533	780,621	2	4
Total equity	48,189	62,665	61,342	59,372	2	6

Wealth Management
Average Group funds ($bn)[15]	167.1	217.3	213.9	203.2	2	7
Life insurance in-force premiums (Australia) ($m)	981	1,276	1,068	1,030	19	24
General insurance gross written premiums
(Australia) ($m)	193	251	258	250	(3)	-

Westpac Group 2018 Interim Financial Results Announcement | 3

2018 Interim financial results
Group results

1          Based on the weighted average number of fully paid ordinary shares outstanding for the relevant six month period. Earnings are calculated as net profit attributable to owners of WBC.

2          Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (Treasury shares).

3          Calculated as net profit attributable to owners of WBC divided by average ordinary equity (annualised).

4          Calculated as average total equity less average non-controlling interests.

5          Average total equity is the average balance of shareholders’ equity, including non-controlling interests.

6          Total equity attributable to owners of WBC after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

7          Calculated as the difference between the average yield on all interest earning assets and the average rate paid on all interest bearing liabilities.

8          Calculated as the difference between net interest margin and interest spread, and represents benefits derived from holdings of the net non-interest bearing component of the balance sheet (including equity).

9          Calculated by dividing net interest income by average interest earning assets (annualised).

10      Calculated as Group operating expenses excluding impairment charges divided by Group net operating income before operating expenses and impairment charges.

11      Refer to Glossary for definition.

12      The NSFR was effective from 1 January 2018 for Australian Authorised Deposit-taking Institutions (ADIs). Second Half September 2017 and First Half March 2017 are presented on a proforma basis.

13      Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans.

14      Spot balances.

15      Averages are based on a six month period.

4 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results Group results

1.3       Market share and system multiple metrics

1.3.1         Market share

	As at	As at	As at
	31 March 2018	30 Sept 2017	31 March 2017
Australia
Banking system (APRA)[1]
Housing credit[2]	25%	25%	25%
Cards	23%	23%	23%
Household deposits	23%	23%	23%
Business deposits	20%	20%	20%
Financial system (RBA)[3]
Housing credit[2]	23%	23%	23%
Business credit	19%	19%	19%
Retail deposits[4]	21%	22%	21%
New Zealand (RBNZ)[5,6]
Consumer lending	19%	19%	19%
Deposits	19%	19%	19%
Business lending	16%	16%	17%
Australian Wealth Management[7]
Platforms (includes Wrap and Corporate Super)	18%	19%	19%
Retail (excludes Cash)	18%	18%	18%
Corporate Super	13%	13%	14%

1.3.2    System multiples

	Half Year	Half Year	Half Year
	March 18	Sept 17	March 17
Australia
Banking system (APRA)[1]
Housing credit[2]	1.0	1.1	0.8
Cards[8]	n/a	n/a	1.1
Household deposits	0.8	1.3	1.1
Business deposits	0.9	1.1	1.0
Financial system (RBA)[3]
Housing credit[2]	0.9	1.0	0.8
Business credit[8]	0.9	1.0	n/a
Retail deposits[4]	0.6	1.3	0.7
New Zealand (RBNZ)[5,6]
Consumer lending	0.7	0.6	0.7
Deposits[8]	1.2	1.4	n/a

[1]          Source: Australian Prudential Regulation Authority (APRA).

[2]          Includes securitised loans.

[3]          Source: Reserve Bank of Australia (RBA).

[4]          Retail deposits as measured by the RBA, financial system includes financial corporations’ deposits.

[5]          New Zealand comprises New Zealand banking operations.

[6]          Source: Reserve Bank of New Zealand (RBNZ).

[7]          Market Share Funds under Management / Funds under Administration based on published market share statistics from Strategic Insight as at 31 December 2017 (for First Half 2018), as at 30 June 2017 (for Second Half 2017) and as at 31 December 2016 (for First Half 2017) and represents the BT Wealth business market share reported at these times.

[8]          n/a indicates that system growth or Westpac growth was negative.

Westpac Group 2018 Interim Financial Results Announcement | 5

2018 Interim financial results
Review of Group operations

2.0                              Review of Group operations

Section 2 ‘Review of Group operations’ focuses on our Group results and key drivers for movements, with reference to our significant divisions.  For more commentary at the divisional level, refer to Section 3 ‘Divisional results’.

2.1                              Performance overview

Overview

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	March 18	March 18	Sept 17	March 17	Mar 18 -	Mar 18 -
$m	US$	A$	A$	A$	Sept 17	Mar 17
Net interest income	6,366	8,278	7,903	7,613	5	9
Non-interest income	2,211	2,875	3,130	3,156	(8)	(9)
Net operating income before operating expenses
and impairment charges	8,577	11,153	11,033	10,769	1	4
Operating expenses	(3,634)	(4,725)	(4,801)	(4,633)	(2)	2
Profit before impairment charges and
income tax expense	4,943	6,428	6,232	6,136	3	5
Impairment charges	(302)	(393)	(360)	(493)	9	(20)
Profit before income tax	4,641	6,035	5,872	5,643	3	7
Income tax expense	(1,411)	(1,835)	(1,787)	(1,731)	3	6
Net profit for the period	3,230	4,200	4,085	3,912	3	7
Net profit attributable to non-controlling interests	(2)	(2)	(2)	(5)	-	(60)
Net profit attributable to owners of Westpac
Banking Corporation	3,228	4,198	4,083	3,907	3	7

Westpac Group generated net profit attributable to owners of Westpac Banking Corporation (WBC) of $4,198 million in First Half 2018, 3% or $115 million higher than Second Half 2017.  The rise in net profit attributable to owners of WBC over the half was supported by a 3% rise in profit before impairment charges and income tax expense, partly offset by a 9% increase in impairment charges. The 3% increase in profit before impairment charges and income tax expense was due to a 5% rise in net interest income and a 2% decrease in operating expenses, partially offset by an 8% decrease in non-interest income.

Compared to First Half 2017, net profit attributable to owners of WBC was up 7% or $291 million.

The 3% growth in net profit attributable to owners of WBC compared to the prior half translated to 2% growth in earnings per share, following the new share issuance as part of the dividend reinvestment plan. The Group’s Return on average Ordinary Equity (ROE) for the half was 13.8%, up from 13.7% in Second Half 2017 and 13.6% compared to the prior corresponding period. Consistent with the rise in capital, net tangible assets per share increased 2% to $15.00.

The economic environment has remained positive for the banking sector with Australian system1 credit growth of around 5% compared to the prior corresponding period, continued positive fund flows, and low levels of stressed assets. That said, credit growth has eased a little over the last six months as macro prudential rules contributed to a slowing in the housing market and businesses in aggregate remained cautious on new investment. Competition has remained intense from both local and international financial institutions. Westpac has continued to manage the business in a balanced way across strength, return, productivity and growth. In First Half 2018, the Group has again prioritised return over growth.

The environment for financial services has however been impacted by the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry. First established in mid-December 2017, the Royal Commission has now completed public hearings on consumer lending and financial advice. During the course of the Royal Commission serious questions have been raised about customer treatment and outcomes, responsiveness to complaints, incentive structures, conflicts of interest and regulatory oversight.

In recent years, and prior to the Royal Commission, Westpac commenced a number of programs to improve its policies, procedures, and practices for customers. This included implementing the Australian Banking Association’s “Six point plan” to improve the sector’s reputation and commencing a “get it right, put it right” initiative across the organisation. This effort covers all of our businesses and aims to proactively identify potential issues for customers and fix them. At the same time, where we have got things wrong we have committed to put things right for customers. In Full Year 2017, this included a provision of $169 million for customer refunds and payments. More detail on these programs appears later in this overview.

[1] Source: RBA March 2018.

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2018 Interim financial results
Review of Group operations

Strategically, Westpac continues to focus on growing the long term value of the franchise through its customer focused strategy. In First Half 2018 the Group has further grown its customer franchise, enhanced services to customers and improved productivity. This has been achieved while continuing to transform the organisation, and the customer experience, in particular using digital capabilities.

A key element of the Group’s strategy is the recognition of Westpac’s role in helping to create a positive social, economic and environmental impact, for the benefit of all. In 2017, Westpac was recognised as the most sustainable bank globally in the Dow Jones Sustainability Index; the fourth year in a row. For further details of our Sustainability Strategy, refer to Section 2.6.

Performance drivers

Compared to the prior half, lending across the Group grew a little below system1 at 2%, consistent with the Group’s decision to prioritise return over growth. Customer deposits grew 3% supporting a further improvement in the Group’s funding mix. Net interest margin was higher over the half, particularly in the Consumer Bank, Business Bank and Westpac New Zealand, along with increased Treasury income. Spreads were higher on deposits. Mortgage spreads were also higher reflecting the full period impact of pricing changes in Second Half 2017 in investor and interest only mortgages. These increases were partially offset by customers switching to lower spread mortgage products and the full period impact of the Bank Levy, which only applied for one quarter in Second Half 2017. The Bank Levy cost $186 million in First Half 2018, up from $95 million in Second Half 2017, and reduced net interest margin by a further 2 basis points over the half. On an earnings per share basis, the First Half 2018 impact of the Bank Levy is equivalent to around 4 cents per share.

In aggregate, net interest income increased 5% over the half, which was partly offset by an 8% decline in non-interest income, resulted in net operating income before operating expenses and impairment charges rising 1%.

Operating expenses decreased 2% or $76 million, driven by lower intangible asset amortisation, costs associated with the sale of BTIM shares last half that were not repeated and productivity gains continuing to offset increases in business as usual costs. Most of the increase in expenses was related to higher investment and regulatory and compliance costs, including $34 million in additional expenses associated with the Royal Commission.

With income growth and a reduction in operating expenses, the expense to income ratio declined by 114 basis points over the half and by 65 basis points compared to the prior corresponding period to 42.4% for First Half 2018.

Profit before impairment charges and income tax expense was up 3% compared to the prior half with all operating divisions contributing to the increase.

Credit quality remained sound with key metrics little changed compared to the prior half. Stressed assets to TCE were 1.09% at 31 March 2018, up 4 basis points from September 2017 but down 5 basis points compared to March 2017. Impaired assets were little changed over the half with no new facilities greater than $50 million becoming impaired.

Given the trends in credit quality, total provisions were little changed over the half (up $46 million) mostly in collectively assessed provisions. As a result, the Group’s provision coverage was steady. The ratio of gross impaired asset provisions to gross impaired assets was 46% (down 76 basis points on the prior half) while the ratio of collectively assessed provisions to credit risk weighted assets was little changed over the half, down one basis point to 0.75%. The overlay provision was $12 million higher (totalling $335 million).

Operating divisions delivered an increase in cash earnings over the half, with the exception of Westpac New Zealand (which saw impairments move from a benefit to a charge). The Consumer Bank, which contributed 40% to Group earnings, lifted cash earnings 6%. The Business Bank recorded a 3% rise in cash earnings with profit before impairment charges and income tax expense up 3% while Westpac Institutional Bank reported a 4% increase in cash earnings. BT Financial Group (Australia) (BTFG) recorded a 13% increase in cash earnings with growth in funds and insurance premiums and lower provisions for customer payments and refunds. The Westpac New Zealand business (in NZ$) recorded a 3% increase in profit before impairment charges and income tax expense although cash earnings were 5% (in NZ$) lower as a small impairment charge was recorded this half compared to an impairment benefit in the prior half.

The Group maintained the strength of its balance sheet:

•             A CET1 capital ratio of 10.5%, in line with the “unquestionably strong” benchmark set by APRA. The ratio was little changed over the half as organic capital generation was largely offset by regulatory model changes;

•             A liquidity coverage ratio (LCR) of 134% being above the 100% regulatory minimum; and

•             The net stable funding ratio (NSFR) was 112% and was comfortably above the 100% regulatory minimum which applied from 1 January 2018.

The Board determined an interim ordinary dividend of 94 cents per share, fully franked, unchanged over both Second Half 2017 and First Half 2017.

[1] Source: RBA March 2018.

Westpac Group 2018 Interim Financial Results Announcement | 7

2018 Interim financial results
Review of Group operations

The interim ordinary dividend of 94 cents represents a payout ratio of 76.07% and a dividend yield of 6.6%1. The Board has determined to issue shares to satisfy the dividend reinvestment plan (DRP) for the First Half 2018 dividend and to apply no discount to the market price used to determine the number of shares issued under the DRP. The final ordinary dividend will be paid on 4 July 2018 with the record date of 18 May 20182. After allowing for the final dividend, the Group’s adjusted franking account balance was $1,279 million.

Strategic progress

Westpac is committed to its service-based strategy and its existing banking operations along with the wealth and insurance businesses operated by BTFG.  This consistency has enabled the Group to make significant progress on delivery through the half, helping build the value of the franchise.  Westpac’s vision is:

To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow.

The five strategic priorities supporting that vision are: service leadership, performance discipline, digital transformation, targeted growth and workforce revolution.  Progress on these priorities is outlined below.

Service leadership

Westpac’s goal of being one of the world’s great service companies means the Group strives to deliver market-leading customer experiences.  While customer service has improved across the Group, there is still further work required. Recent developments included:

•             Helping customers to better manage their finances:

-     Provided the capability for customers to reduce credit card limits online;

-     Option to sign-up for reminder alerts via SMS or email five days before monthly credit card repayment is due;

-     Ability to temporarily restrict all debit transactions on credit cards; and

-     Introduced Westpac SmartPlan, a structured repayment schedule plan enabling customers to break down large amounts on their credit cards into a number of regular monthly instalments.

•             Helping customers develop savings habits by rewarding savings behaviour:

-  Westpac Bump launched in April 2017 to encourage children and their parents develop savings habits.  For eligible children3  Westpac will deposit $200 into their account; and

-  Westpac Life account launched in August 2017, helps customers save with a 0.8% bonus interest rate if the balance is higher at month end.

•             Helping customers in times of need:

-     Over 19,000 customers provided hardship assistance in the half;

-     Dementia-Friendly Banking program in partnership with Alzheimer’s Australia introduced in September 2017; and

-     Fraud guarantee; monitor fraud and fix it when a retail customer loses money through no fault of their own (March 2018).

•             Growing the customer base by 1% over the last 12 months;

•             Making it easier for customers to understand our product offering by simplifying our product suite. We have reduced the number of consumer products for sale – for example, in the Consumer Bank, the number of products has more than halved from 126 in 2015 to 60;

•             Customer satisfaction ranked number 2 compared to peers, and ranked number 3 for NPS for the Consumer Bank; and

•             Introducing a range of improved services using digital (see digital transformation below).

Performance discipline

This strategic priority is focused on delivering a superior financial and risk management performance by achieving balanced outcomes across strength, return, productivity, and growth.

This half, Westpac delivered 3% growth in net profit attributable to owners of WBC, an ROE of 13.8%, improved liquidity metrics and $131 million of productivity savings (representing almost 3% of the cost base).

[1]  Based on the closing share price as at 29 March 2018 of $28.62.

[2]  Record date for 2018 interim dividend in New York is 17 May 2018.

[3]  Eligible children must be born in 2017, have a permanent Australian residential address and have the Bump Savings account opened in their name by 31 May 2018.

8 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

This half, the Group further refined its internal capital allocation models to reflect the proposed changes to the Basel III capital rules and to enhance divisional accountability for returns. As a result, approximately $6 billion of capital (previously held in the Group centre) was allocated to operating divisions in the half, sending a clear signal on capital requirements each division needs to operate under.

Contributors to the $131 million in productivity savings included:

•             Streamlining via digital - $18 million: 45% of Consumer Bank customers and 70% of New Zealand customers have converted to e-statements. Cheque digitisation has resulted in 45,000 cheques imaged daily (includes savings in manual handling);

•             Improving network efficiency - $12 million: Closed or amalgamated 27 branches across Australia and New Zealand;

•             Vendor and process management - $32 million: Streamlining of external contracts particularly in technology and commercial services and more efficient use of external suppliers; and

•             Simplifying the Group’s operating model - $69 million: Reducing management spans and layers, and various improvements in operating efficiency contributing to a reduction of over 350 roles.

After a decade of strengthening the balance sheet from a capital, funding, and liquidity perspective the Group’s ratios are now in line, or ahead of, APRA’s updated benchmarks.  While APRA’s final rules on capital are yet to be released, the Group believes it is well placed to meet any subsequent changes by the scheduled 1 January 2020 commencement date.

With funding and liquidity, the Group has met the new NSFR requirements that became effective on 1 January 2018. The Group’s customer deposit to loan ratio was 52 basis points higher over the half at 71.6% while the duration of new term funding raised during First Half 2018 was over seven years.

Westpac effectively navigated APRA’s mortgage macro prudential rules through the half while achieving portfolio growth. This included maintaining investor property growth below 10% per annum and holding the proportion of new interest only mortgages to less than 30% of new flows. These rules were achieved with annual investor lending growing at around 5% over the year and new interest only facilities representing 23% of new mortgage limits for the half. The repricing of investment and interest only mortgages supported this outcome. As a result, the proportion of Australian interest only mortgage lending has declined by around 10 percentage points over the last 12 months to 40% at March 2018. These rules were achieved while growing the Australian mortgage portfolio by 2% for the six months to March 2018.

Digital transformation

Advances in digital technology provide the Group with the ability to improve the customer experience while simultaneously improving productivity and risk management. As an outcome of this the Group aims to reduce its expense to income ratio to below 40%. In First Half 2018 the Group invested $638 million, with most spending directed to growth and productivity initiatives. Major developments over the half have included:

•             Progress on the Group’s “customer service hub” that will be the centrepiece of customer origination and service processes. The new system will go live for Westpac mortgages later this year;

•             Launching of “Presto Smart” in April 2018, a new integrated payments solution for business customers. The solution links payments and point of sale systems to accelerate transaction processing and allow sales to be completed anywhere instore;

•             Launching PayWear, a new wearable debit card that allows customers to make payments without a phone or wallet;

•             Enhancing the Group’s infrastructure that further reduce cybersecurity risks; and

•             Improving the stability and efficiency of the Group’s technology infrastructure. The Group believes this has contributed to low levels of severity one issues (those with a major customer impact). There was one severity one incident in Australia in First Half 2018, compared to 19 recorded in Full Year 2016.

Targeted growth

Westpac seeks to grow value by targeting a small number of higher growth segments over the medium term. Wealth and SME have continued to be the major areas of focus.

In Wealth, the Group’s franchise and investment has led to continuing funds management and administration flows along with growth in insurance premiums. These trends have, however, been partially offset by a more cautious approach from consumers and significant regulatory uncertainty. At the same time, funds margins have been lower and insurance claims were higher. During First Half 2018, the Group:

Westpac Group 2018 Interim Financial Results Announcement | 9

2018 Interim financial results
Review of Group operations

•             Built its digital SME capability, leading to a 2% increase in SME lending over the half. In addition to Presto Smart mentioned earlier, enhancements over the half have included:

-     Enabling merchant terminals to accept new payment mechanisms, including Fitbit Pay;

-     Extending our LOLA electronic loan origination platform to St.George bankers; and

-     Introducing electronic documents to speed up processing times, making it easier for customers to connect with Westpac digitally, as well as increasing the use of e-statements;

•             Improved the functionality of its Panorama wealth management platform, with a particular focus on the mobile application and client reporting; and

•    Grew Australian Life insurance in-force premiums 19%, as the division began managing Group Insurance for BTFG Corporate Super.

Workforce revolution

Successful achievement of the Group’s vision depends on the quality and engagement of our people. Westpac is already regarded as a leader in staff engagement, diversity, and flexibility but recognises that there is more to do. Recent highlights include:

•             All teller incentives now based 100% on customer advocacy;

•             Implemented a new performance management approach called “Motivate” across all employees. The new system is centred on a “behaviours-first” approach and removes performance rankings;

•             Partnered with Australian Graduate School of Management (AGSM) to develop a range of senior leadership programs. More than 1,400 employees have completed these programs with another 1,200 employees enrolled;

•    Developing a learning culture with 80% of Westpac employees using Learning Bank with 50,000 materials utilised in First Half 2018; and

•             Achieved the Group’s target of 50% of women in leadership positions.

Restoring reputation

The First Half 2018 has continued to see the industry (including Westpac) under intense scrutiny including from the Royal Commission into Financial Services.

Restoring the Group’s reputation has remained a focus and the Group has continued to implement a number of programs aimed at improving trust. In particular, Westpac has largely completed the implementation of the Australian Banking Association’s “Six point plan” with the Group waiting for finalisation of the industry Code of Banking Practice to complete implementation. In 2017 the Group also commenced a broader program to reduce complexity and resolve prior issues that have the potential to impact customers and the Group’s reputation. These reviews have identified some previous instances where the Group has not met industry or community standards and Westpac is taking action to put things right so that customers are not at a disadvantage from past practices. Work on this program over the last 12 months included:

•             Progressing the review of products to reassess their features and how the Group had engaged with customers. As part of these reviews, 150 changes were made including more than halving the number of consumer products on offer;

•             Cutting transaction fees for 1.3 million customers, removing ATM fees, and introducing a new low rate credit card; and

•             Continuing remediation of previous issues, paying out $39 million to customers from our 2017 provision for customer refunds and payments.

Financial performance summary First Half 2018 – Second Half 2017

Net profit attributable to owners of WBC of $4,198 million was up 3% with profit before impairment charges and income tax expense up 3% while impairment charges rose 9%. The result was supported by loan and deposit growth, improved net interest margin and lower operating expenses. This half, the growth in net profit attributable to owners of WBC benefited from the absence of a provision for customer refunds and payments, which reduced net profit attributable to owners of WBC by $118 million in Second Half 2017. Partially offsetting this increase were costs associated with the Royal Commission of $34 million ($24 million after tax) and the full period effect of the Bank Levy ($130 million impact after tax in First Half 2018).

Net interest income rose 5% reflecting a 1% rise in average interest-earning assets and a 9 basis point increase in net interest margin. Net interest margin excluding Treasury and Markets increased 3 basis points over the half, with higher deposit spreads, increased rates on certain mortgage types (including investor lending and interest-only loans) and lower funding costs early in the half. Net interest margin in First Half 2018 was also impacted by the full period impact of the Bank Levy, which reduced net interest margin by 2 basis points.

10 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Total loans grew 2%, with most of the rise due to an increase in Australian mortgage lending. Other areas of growth included Australian business lending, which was 2% higher in SME and 2% higher in commercial. In New Zealand, lending was up 2% (up 4% in A$ terms) with growth spread evenly across business and mortgages. Australian personal lending was lower over the half mostly reflecting lower demand. Deposits grew 3% over First Half 2018, with customer deposits rising 3%. New Zealand customer deposits grew 6% in NZ$ (8% in A$).

Non-interest income was down 8%. Excluding the impact of provisions for customer refunds and payments of $111 million raised, and the partial sale of BTIM shares of $279 million in Second Half 2017 that were not repeated, non-interest income reduced by $87 million or 3%. The 3% decline reflected reductions in cards income, lower ATM fees, caps placed on transaction account keeping fees, higher seasonal insurance claims and lower fees from Hastings.

Operating expenses decreased 2%, with lower intangible asset amortisation, costs associated with the sale of BTIM shares last half that were not repeated and $131 million of productivity savings. This was partly offset by operating cost growth, higher technology investment and increased regulatory and compliance costs, including expenses associated with the Royal Commission.

Impairment charges were $33 million (or 9%) higher than Second Half 2017, with most of the increase due to higher new collectively assessed provisions mostly related to the small rise in stressed assets. In aggregate, mortgage 90+ day delinquencies were 3 basis points higher, consistent with normal seasonal trends, while consumer unsecured 90+ day delinquencies were also seasonally higher, up 7 basis points.

The effective tax rate was 30.4% in First Half 2018.

Financial performance summary First Half 2018 – First Half 2017

Net profit attributable to owners of WBC of $4,198 million was $291 million, or 7%, higher than First Half 2017. Profit before impairment charges and income tax expense grew 5% and impairment charges were 20% lower. Profit before impairment charges and income tax expense growth included a 9% lift in net interest income, partly offset by a 9% decline in non-interest income and a 2% rise in operating expenses.

The rise in net interest income reflected a 3% increase in average interest-earning assets and an 11 basis point rise in net interest margin. Net interest margin excluding Treasury and Markets was 9 basis points higher, mostly due to higher spreads on mortgages and lower funding costs. These increases were partially offset by the introduction of the Bank Levy from July 2017.

Lending increased 5%, with Australian mortgages the largest contributor, growing 6%. Australian business lending increased 3% compared to the prior corresponding period with growth across SME and commercial lending. Lending in New Zealand increased 3% in NZ$ (up 6% in A$). Customer deposits rose 5% compared to the prior corresponding period, with 6% growth in Australian transaction accounts and an 8% lift in New Zealand customer deposits in NZ$ (up 11% in A$).

Non-interest income was down $281 million compared to the prior corresponding period (down 9%) mostly from lower markets related income and a decline in banking fee income. The reduction in banking fees was due to lower credit card interchange fees, the elimination of certain ATM fees and capping account-keeping fees.

Business as usual expense increases continued to be offset by productivity savings, with the 2% rise in overall operating expenses due to higher investment-related spending and an increase in regulatory and compliance costs, including costs related to the Royal Commission. Salaries and staff expenses were 3% higher reflecting annual salary increases, while occupancy costs were down 2%, due to lower operating lease depreciation and benefits of retail property consolidation partly offset by rental increases. Technology expenses also increased (up 5%) mostly from higher software amortisation, software maintenance and licensing costs from the Group’s investment programs.

Overall credit quality remains sound with total stressed assets to TCE down 5 basis points to 1.09% at 31 March 2018. This mostly reflects the write-off of some larger impaired facilities and the reduction in stress in the New Zealand dairy portfolio. Impairment charges were $100 million lower, consistent with the improvement in credit quality and the absence of any new large impaired assets.

Westpac Group 2018 Interim Financial Results Announcement | 11

2018 Interim financial results
Review of Group operations

Divisional Net Profit after Tax (NPAT) Summary1

Summary of movement in NPAT by Business Divisions (First Half 2018 – First Half 2017)

Consumer Bank (CB) NPAT increased $229 million or 16% primarily due to revenue growth.

Business Bank (BB) NPAT increased $125 million or 13% primarily due to revenue growth.

BT Financial Group (Australia) (BTFG) NPAT increased $35 million or 9% primarily due to revenue growth.

Westpac Institutional Bank (WIB) NPAT decreased $78 million or 12% primarily due to lower trading income partly offset by lower impairment charges.

Westpac New Zealand NPAT increased $22 million or 5% primarily due to higher net interest income partly offset by higher impairment.

Group Businesses NPAT decreased $42 million or 78% primarily due to higher operating expenses relating to the Royal Commission and impairment charges.

[1] The NPAT graph illustrates the movements in NPAT (in $ value) for each division.

12 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

2.2                              Review of reported results

2.2.1                   Net interest income1

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	8,278	7,903	7,613	5	9
Average interest-earning assets	767,011	759,764	744,783	1	3
Group net interest margin	2.16%	2.07%	2.05%	9bps	11bps

First Half 2018 – Second Half 2017

Net interest income increased $375 million or 5% compared to Second Half 2017. Key features include:

•             A 2% increase in average interest-earning loans largely from Australian housing, which grew 2%;

•    Group net interest margin excluding Treasury and Markets increased 3 basis points, primarily from increased spreads on certain mortgage types (including investor lending and loans with an interest only feature) partly offset by the full period impact of the Bank Levy (2 basis points). While funding costs were lower across deposits and wholesale funding for the half, both short and long term funding costs increased towards the end of the half; and

•    In aggregate, Treasury and Markets net interest income increased $231 million or 113%, mostly from Treasury interest rate risk management.

First Half 2018 – First Half 2017

Net interest income increased $665 million or 9% compared to First Half 2017. Key features include:

•             A 4% growth in average interest-earning loans, primarily from Australian housing, which grew 5%;

•             Group net interest margin excluding Treasury and Markets increased 9 basis points. The full period impact of pricing changes for certain Australian and New Zealand mortgages, including investor lending and interest only loans, and lower funding costs were partly offset by the introduction of the Bank Levy from July 2017; and

•    In aggregate, the contribution from Treasury and Markets was up $106 million or 32%, mostly from higher fixed income revenue in WIB Markets.

2.2.2                   Loans2

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	2018	2017	2017	Sept 17	Mar 17
Australia	610,397	599,162	583,546	2	5
Housing	437,239	427,167	413,938	2	6
Personal (loans and cards)	21,789	21,952	22,716	(1)	(4)
Business	151,904	150,542	147,705	1	3
Other[3]	1,963	1,985	2,033	(1)	(3)
Provisions	(2,498)	(2,484)	(2,846)	1	(12)

New Zealand (A$)	74,687	71,484	70,350	4	6

New Zealand (NZ$)	79,557	77,680	76,948	2	3
Housing	47,907	46,943	46,245	2	4
Personal (loans and cards)	2,047	2,017	1,977	1	4
Business	29,898	28,979	29,034	3	3
Other	81	92	90	(12)	(10)
Provisions	(376)	(351)	(398)	7	(6)

Other overseas	16,309	14,273	13,050	14	25
Trade finance	3,942	2,818	2,281	40	73
Other loans	12,429	11,515	10,821	8	15
Provisions	(62)	(60)	(52)	3	19

Total loans	701,393	684,919	666,946	2	5

[1] Refer to Section 4 Note 3 for reported results breakdown. [2] Spot loan balances. [3] Includes margin lending.

Westpac Group 2018 Interim Financial Results Announcement | 13

2018 Interim financial results
Review of Group operations

First Half 2018 – Second Half 2017

Total loans increased $16.5 billion or 2% compared to Second Half 2017. Excluding foreign currency translation impacts, total loans increased $14.6 billion or 2%.

Key features of total loan growth were:

•             Australian housing loans increased $10.1 billion or 2% which was slightly below system1 growth. Owner occupied housing balances grew 3% and comprised 56% of the portfolio. Investor loans grew 1% and comprised 39% of the portfolio. The Group continued to manage interest only growth below the macro-prudential limit of 30% of new flows, with new interest only facilities representing 23% of new mortgage limits for the half. Interest only loans comprised 40% of the portfolio (30 September 2017: 46%, 31 March 2017: 50%);

•             Australian business loans increased $1.4 billion or 1%, primarily from a 2% increase in Business Bank with growth across SME, property, entertainment and construction;

•             New Zealand loans increased NZ$1.9 billion or 2%, due to growth in housing (2%), mostly in fixed rate products to owner occupiers and in business loans across a broad range of industries; and

•             Other overseas lending increased $2.0 billion or 14%, across financing and trade financing in Asia.

First Half 2018 – First Half 2017

Total loans increased $34.4 billion or 5% compared to First Half 2017. Excluding foreign currency translation impacts, total loans increased $32.5 billion or 5%.

Key features of total loan growth were:

•             Australian housing loans increased $23.3 billion or 6% (slightly below system1). Owner occupier loans increased 7% compared to the prior corresponding period, while investor property lending grew 5% (below the 10% regulatory cap);

•             Australian personal loans and cards decreased $0.9 billion or 4%, primarily in auto finance and credit cards;

•             Australian business loans increased $4.2 billion or 3%, with 4% growth in Business Bank broadly based across areas including SME, property, professional services and agriculture. Institutional lending grew 1%, mostly from increased utilisation of existing securitisation warehouse facilities;

•    New Zealand lending increased NZ$2.6 billion or 3%. Housing grew 4% mostly in fixed rate, whilst business lending increased 3% supported by growth in agriculture. Institutional balances were lower; and

•             Other overseas lending increased $3.3 billion or 25%, across financing and trade financing in Asia.

[1] Source: RBA March 2018.

14 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

2.2.3                   Deposits and other borrowings1

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	2018	2017	2017	Sept 17	Mar 17
Customer deposits
Australia	429,852	420,841	414,706	2	4
At call[2]	227,021	224,268	217,492	1	4
Term[2]	161,864	156,249	157,730	4	3
Non-interest bearing	40,967	40,324	39,484	2	4

New Zealand (A$)	57,856	53,746	51,942	8	11

New Zealand (NZ$)	61,628	58,405	56,812	6	8
At call	24,164	23,117	23,894	5	1
Term	31,595	30,014	27,837	5	14
Non-interest bearing	5,869	5,274	5,081	11	16

Other overseas (A$)	14,355	12,083	12,012	19	20

Total customer deposits	502,063	486,670	478,660	3	5

Certificates of deposit	45,673	46,921	43,853	(3)	4
Australia	30,387	37,515	31,011	(19)	(2)
New Zealand (A$)	521	546	1,478	(5)	(65)
Other overseas (A$)	14,765	8,860	11,364	67	30

Total deposits and other borrowings	547,736	533,591	522,513	3	5

First Half 2018 – Second Half 2017

Total customer deposits increased $15.4 billion or 3% compared to Second Half 2017. Excluding foreign currency translation impacts, customer deposits increased $13.4 billion or 3%.

Key features of total customer deposits growth were:

•                  A $9.0 billion or 2% increase in Australia, with growth in WIB and household deposits, particularly term deposits (up 4%);

•                  New Zealand customer deposits increased NZ$3.2 billion or 6%, with at-call and term deposits both up 5%, and an 11% increase from non-interest bearing deposits from growth in consumer and business transaction accounts. Deposit growth more than fully funded loan growth in the half; and

•                  Other overseas deposits increased $2.3 billion or 19% due to growth in Asian deposits.

Certificates of deposits decreased $1.2 billion or 3%, reflecting less new funding in this form. The reduction in Australian issuance was partly offset by higher issuance overseas, particularly in the United States.

First Half 2018 – First Half 2017

Total customer deposits increased $23.4 billion or 5% compared to First Half 2017. Excluding foreign currency translation impacts, customer deposits increased $21.6 billion or 5%.

Key features of total customer deposits growth were:

•      Australian customer deposits increased $15.1 billion or 4%, with above system3 growth in household deposits and at system3 growth in non-financial corporation segments primarily due to growth in at-call deposits;

•                  New Zealand customer deposits increased NZ$4.8 billion or 8%, with the increase fully funding loan growth. Term deposits grew 14% particularly across household and institutional segments, as the business focused on higher quality deposits and customer preference for higher rate products; and

•                  Other overseas deposits increased $2.3 billion or 20% due to growth in deposits across Asia.

Certificates of deposits increased $1.8 billion or 4%, from higher short-term funding in this form.

[1] Spot deposit balances. [2] Comparatives have been restated. [3] Source: APRA.

Westpac Group 2018 Interim Financial Results Announcement | 15

2018 Interim financial results
Review of Group operations

2.2.4                   Net interest margin

Group net interest margin movement (%)
First Half 2018 – Second Half 20171

First Half 2018 – Second Half 2017

Group net interest margin was 2.16%, an increase of 9 basis points from Second Half 2017. Key features include:

•             2 basis points increase from loan spreads primarily from pricing changes to certain Australian mortgage types in the prior half (including investor lending and loans with an interest only feature) and higher New Zealand mortgage spreads. These were partly offset by customer switching from interest only to principal and interest loans (1 basis point) and competition across all loan markets;

•             1 basis point increase from customer deposit spreads primarily from term deposits, partly offset by the impact of lower rates on the hedging of transaction deposits;

•             1 basis point increase from term wholesale funding, as pricing for new term senior issuance was lower than maturing deals;

•    Capital and other was unchanged as the impact of lower interest rates was offset by the positive effect of higher capital balances;

•    1 basis point increase from liquidity reflecting lower holdings of third party liquid assets. The 1 basis point included the increase in the CLF fee following a $8 billion increase to the CLF from 1 January 2018; and

•             6 basis points increase from Treasury and Markets, due to increased Treasury revenue from interest rate risk management, including management of short term basis risk.

These impacts were partially offset by:

•             2 basis points decrease from the full period impact of the Bank Levy, which was introduced on 1 July 2017 ($186 million based on $626 billion of applicable liabilities).

[1] Group net interest margin excluding Treasury and Markets has been restated for changes in the allocation of revenue from balance sheet management activities.

16 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Group net interest margin movement (%)
First Half 2018 – First Half 20171

First Half 2018 – First Half 2017

Group net interest margin was 2.16%, an increase of 11 basis points from First Half 2017. Key features include:

•    9 basis points increase from loan spreads. This reflected the full period impact of pricing changes for certain Australian mortgages, including interest only loans and investor lending, along with higher spreads on New Zealand mortgages. These gains were partly offset by the impact of customer switching from interest only to principal and interest loans and competition across all loan markets;

•    1 basis point increase from customer deposit spreads, mostly from term deposit repricing, partly offset by the impact of lower interest rates on the hedging of transaction deposits;

•    3 basis points increase from term wholesale funding, as pricing for new term senior issuance was lower than maturing deals;

•    Capital and other was little changed as the impact of lower interest rates was offset by the positive impact from higher capital balances;

•    1 basis point increase from liquidity primarily due to decreased holdings of third party liquid assets; and

•    2 basis points increase from Treasury and Markets.

These impacts were partially offset by:

•             5 basis points decrease from the introduction of the Bank Levy.

[1] Group net interest margin excluding Treasury and Markets has been restated for changes in the allocation of revenue from balance sheet management activities.

Westpac Group 2018 Interim Financial Results Announcement | 17

2018 Interim financial results
Review of Group operations

2.2.5                   Non-interest income1

				% Mov’t	% Mov’t
$m	Half Year March 18	Half Year Sept 17	Half Year March 17	Mar 18 - Sept 17	Mar 18 - Mar 17
Fees and commissions	1,348	1,347	1,408	-	(4)
Wealth management and insurance income	951	931	869	2	9
Trading income	487	489	713	-	(32)
Other income	89	363	166	(75)	(46)
Non-interest income	2,875	3,130	3,156	(8)	(9)

First Half 2018 – Second Half 2017

Non-interest income decreased $255 million or 8% compared to Second Half 2017. Excluding the impact of provisions for customer refunds and payments of $111 million raised, and the partial sale of BTIM shares of $279 million in Second Half 2017 that were not repeated, non-interest income reduced by $87 million or 3%. The 3% decline reflected seasonally higher insurance claims, impacts from regulatory changes to card interchange rates, and pricing changes to transaction accounts and ATM withdrawal fees.

Fees and commissions

Fees and commissions was little changed in the half (up $1 million) reflecting:

•             Provisions for customer refunds and payments raised in the prior half of $55 million were not repeated; and

•             Higher business lending fees (up $11 million) primarily driven by portfolio growth and pricing changes for facilities including unused limits; partly offset by

•             Lower revenue from changes to transaction fees and the removal of ATM withdrawal fees effective from October 2017 ($17 million);

•             Reduced credit card income ($15 million) from the full period impact of regulatory changes to Australian interchange rates from 1 July 2017;

•             Impact from the accounting change to the Westpac New Zealand credit card reward scheme in the prior half that did not repeat ($18 million); and

•             Lower corporate and institutional lending fees ($6 million) from a reduction in unused customer limits.

Wealth management and insurance income

Wealth management and insurance income increased $20 million or 2% compared to Second Half 2017, with:

•             Provisions for customer refunds and payments raised in Second Half 2017 relating to wealth products of $56 million were not repeated; and

•             Contribution from investments in boutique funds up $33 million; partly offset by

•             Lower insurance income ($28 million) from:

-     A reduction in general insurance income (down $39 million) from seasonally higher claims, partly offset by 3% higher net earned premiums;

-     Lenders Mortgage Insurance (LMI) contribution was $3 million lower, primarily from a reduction in loans written at higher LVR bands; partly offset by

-     Contribution from life insurance income ($14 million), from movements in policyholder tax recoveries and an increase in in-force premiums, partly offset by higher claims. The rise in premiums was principally due to BTFG commencing the management of Group Insurance for BTFG Corporate Super.

•             Hastings contribution reduced by $32 million, due to lower performance fees that are normally recognised in the second half of the year and a decrease in funds; and

•             Platforms and Superannuation income was $11 million lower, with a reduction in member levies and the impact of margin compression from competition, partly offset by the benefit of higher asset markets.

Trading income

Trading income was little changed in the half (down $2 million).

[1] Refer to Section 4 Note 4 for reported results breakdown.

18 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Other income

Other income decreased $274 million or 75% compared to Second Half 2017, reflecting the partial sale of BTIM shares ($279 million) in Second Half 2017 that did not repeat.

First Half 2018 – First Half 2017

Non-interest income decreased $281 million or 9% primarily from lower trading income ($226 million) following a higher trading income in First Half 2017, impact from hedging New Zealand earnings (down $63 million) and lower credit card income largely due to the full period impact from regulatory changes to Australian interchange rates.

Fees and commissions

Fees and commissions decreased by $60 million or 4% compared to First Half 2017, with:

•             Credit card income down $53 million from the full period impact of regulatory changes to Australian interchange rates from 1 July 2017 and higher rewards costs;

•             Lower revenue from payments, changes to transaction fees and the removal of ATM withdrawal fees ($29 million); and

•             Corporate and institutional lending fees decreased $12 million, with First Half 2017 supported by a number of large customer transactions; partly offset by

•             Business lending fees up $18 million primarily driven by portfolio growth and the full period impact of pricing changes for facilities including unused limits; and

•             Impact from an accounting change to Westpac New Zealand credit card reward scheme ($18 million).

Wealth management and insurance income

Wealth management and insurance income increased by $82 million or 9% compared to First Half 2017 with:

•             Insurance income $72 million higher from:

-     Increase in general insurance income (up $34 million) from lower claims, with First Half 2017 impacted by claims related to Cyclone Debbie, and a $6 million or 3% increase in net earned premiums; and

-     Life insurance income was 33% higher from a 24% increase to in-force premiums, primarily due to BTFG commencing the management of Group Insurance for BTFG Corporate Super, along with a higher contribution from New Zealand. This was partly offset by a rise in claims and movements in policyholder tax recoveries; partly offset by

-     Lower LMI contribution ($12 million) primarily from less need for LMI as new loans written at higher LVR bands have reduced.

•             Increased revenue from investments in boutique funds ($9 million); and

•             Total Group funds income was little changed with the impact of margin compression from the transfer of legacy products to lower fee ‘MySuper’ products and a reduction in member levies. This was partly offset by the benefit of higher asset markets.

Trading income

Trading income decreased $226 million or 32% compared to First Half 2017. The majority of the reduction was due to lower risk income and customer activity in WIB markets.

Other income

Other income decreased $77 million or 46% compared to First Half 2017. This result was primarily driven by the impact of hedging New Zealand earnings ($63 million).

Westpac Group 2018 Interim Financial Results Announcement | 19

2018 Interim financial results
Review of Group operations

2.2.6                   Group funds

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$bn	2018	2017	2017	Sept 17	Mar 17
Superannuation	37.4	36.2	35.8	3	4
Platforms	118.6	115.3	113.3	3	5
Packaged Funds	38.0	36.4	38.4	4	(1)
Other	3.7	3.5	4.0	6	(8)
Westpac Institutional Bank	6.6	12.5	11.3	(47)	(42)
New Zealand (A$)	9.7	9.3	8.9	4	9
Total Group funds	214.0	213.2	211.7	-	1

Average funds for the Group[1]	217.3	213.9	203.2	2	7

[1] Averages are based on a six month period.

20 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

2.2.7                   Markets related income1

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	63	47	24	34	163
Non-interest income	547	488	724	12	(24)
Total Markets income	610	535	748	14	(18)

Customer income	448	436	482	3	(7)
Non-customer income	162	72	247	125	(34)
Derivative valuation adjustments	-	27	19	(100)	(100)
Total Markets income	610	535	748	14	(18)

Markets income comprises sales and risk management revenue derived from the creation, pricing and distribution of risk management products to the Group’s consumer, business, corporate and institutional customers. Dedicated relationship specialists provide product solutions to these customers to help manage their interest rate, foreign exchange, commodity, credit and structured products risk exposures.

First Half 2018 - Second Half 2017

Total markets income increased $75 million or 14% compared to Second Half 2017, across both customer and non-customer income.

Customer income increased 3%, driven by higher fixed income sales.

Non-customer income increased 125% compared to Second Half 2017, primarily due to higher foreign exchange and commodities risk management income.

First Half 2018 – First Half 2017

Total markets income decreased $138 million or 18% compared to the First Half 2017, primarily due to lower non-customer income.

Customer income decreased 7% compared to First Half 2017 mainly driven by lower fixed income sales.

Non-customer income decreased $85 million or 34% compared to First Half 2017 due to lower fixed income risk management income in First Half 2018.

Markets Value at Risk (VaR)2

$m	Average	High	Low
Six months ended 31 March 2018	9.0	19.9	3.8
Six months ended 30 September 2017	11.2	16.0	7.6
Six months ended 31 March 2017	9.4	13.1	6.5

The Components of Markets VaR are as follows:
Average	Half Year	Half Year	Half Year
$m	March 18	Sept 17	March 17
Interest rate risk	2.7	3.0	3.7
Foreign exchange risk	1.5	1.5	2.3
Equity risk	0.1	0.1	0.1
Commodity risk[3]	6.4	8.1	5.0
Credit and other market risks[4]	2.6	3.4	3.6
Diversification benefit	(4.3)	(4.9)	(5.3)
Net market risk	9.0	11.2	9.4

[1]     Markets income includes WIB Markets, Business Bank, Consumer Bank, BTFG and Westpac New Zealand markets.

[2]     The daily VaR presented above reflects a WIB divisional view of VaR. It varies from presentations of VaR in Westpac’s 2017 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel III where market risk disclosures are segregated into trading and banking book. VaR measures the potential for loss using a history of price volatility.

[3]     Includes electricity risk.

[4]      Includes pre-payment risk and credit spread risk (exposures to generic credit rating bonds).

Westpac Group 2018 Interim Financial Results Announcement | 21

2018 Interim financial results
Review of Group operations

2.2.8                   Operating expenses1

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Staff expenses	(2,398)	(2,375)	(2,326)	1	3
Occupancy expenses	(521)	(539)	(534)	(3)	(2)
Technology expenses	(1,042)	(1,019)	(989)	2	5
Other expenses	(764)	(868)	(784)	(12)	(3)
Total operating expenses	(4,725)	(4,801)	(4,633)	(2)	2

First Half 2018 – Second Half 2017

Operating expenses decreased $76 million or 2% in the half driven by lower intangible asset amortisation, costs associated with the sale of BTIM shares last half that were not repeated and $131 million in productivity benefits. This was partly offset by operating cost growth, costs associated with the Royal Commission of $34 million and the Group’s investment programs ($22 million).

Staff expenses were up $23 million or 1% due to annual salary increases effective from January 2018 and higher FTE for compliance related activities and the Group’s investment programs. In addition, the Group’s investment programs had a higher proportion of spend on staff expenses relative to non-staff expenses. This was partly offset by Second Half 2017 costs associated with the sale of shares in BTIM that were not repeated.

Occupancy expenses reduced $18 million or 3%, with lower operating lease depreciation costs and the full period benefit of retail property consolidation partly offset by rental increases. Branch numbers across the Group were 27 lower over the half.

Technology expenses increased $23 million or 2% compared to Second Half 2017, largely from the impact of the Group’s investment programs. Higher technology services costs (up $42 million) and software maintenance and licensing costs (up $17 million) were driven by programs including the customer service hub, Panorama and enhancements to the Group’s technology infrastructure. Amortisation of software assets and depreciation of IT equipment, in aggregate, were $19 million lower as investments across data centres, branch teller system upgrades and components of Westpac Live were fully amortised or depreciated. Software impairments were also lower this half (down $9 million).

Other expenses decreased $104 million or 12% over the half primarily reflecting amortisation of St.George intangible assets, including the core deposit intangible and financial planner relationships, that were fully amortised in the half ($51 million lower). In addition, professional and processing services costs reduced due to the completion of the first phase of the New Zealand transformation program. Postage and stationery costs were also lower as customers continue to migrate to electronic statements. This was partly offset by costs associated with the Royal Commission, higher marketing spend and partial writedown of Hastings’ goodwill ($15 million).

First Half 2018 – First Half 2017

Operating expenses increased $92 million or 2% compared to First Half 2017 due to higher regulatory and compliance related costs ($83 million) and investment related spending ($79 million), offset partially by a reduction in amortisation of intangible assets and lower operating lease depreciation. Productivity benefits of $275 million more than offset growth in operating costs.

Staff expenses increased $72 million or 3% compared to the prior corresponding period reflecting annual salary increases and additional FTE to support compliance related activity and the Group’s investment programs. This was partly offset by decreased restructuring costs and lower share based payments.

Occupancy expenses were down $13 million or 2%, with lower operating lease depreciation and benefits of retail property consolidation partly offset by rental expense increases across corporate sites. Branch numbers across the Group were 41 lower compared to the prior corresponding period.

Technology expenses increased $53 million or 5% compared to First Half 2017, largely reflecting the impact of the Group’s investment programs. This included a $40 million increase in software maintenance and licensing costs for the customer service hub, Panorama and New Payments Platform. Telecommunication costs were up $18 million from enhancements to the telephony infrastructure of the Group’s customer contact centres.

Other expenses were $20 million or 3% lower during the year due to a reduction in amortisation of intangible assets ($55 million) and a $13 million reduction in postage and stationery costs with increased customer migration to electronic statements. These were partly offset by increased professional services costs primarily related to costs associated with the Royal Commission, higher marketing spend and partial writedown of Hastings’ goodwill.

[1] Refer to Section 4 Note 5 for reported results breakdown.

22 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Full Time Equivalent (FTE) employees

	As at	As at	As at	% Mov’t	% Mov’t
Number of FTE	31 March 2018	30 Sept 2017	31 March 2017	Mar 18 - Sept 17	Mar 18 - Mar 17
Permanent employees	32,033	32,044	31,994	-	-
Temporary employees	3,687	3,052	3,296	21	12
FTE	35,720	35,096	35,290	2	1

First Half 2018 – Second Half 2017

FTE was up 624 or 2% in the half driven by an increase in employees related to regulatory and compliance activities and the Group’s investment programs across both permanent and temporary employees. This was partly offset by productivity initiatives, including simplifying the organisation and digitising manual processes across operations and the branch network.

First Half 2018 – First Half 2017

FTE increased 430 or 1% compared to the prior corresponding period, with additional employees directed to regulatory and compliance related activities and the Group’s investment programs. These increases were partly offset by productivity initiatives across the Group.

Investment spend

				% Mov’t	% Mov’t
$m	Half Year March 18	Half Year Sept 17	Half Year March 17	Mar 18 - Sept 17	Mar 18 - Mar 17
Expensed	251	243	236	3	6
Capitalised software and fixed assets	387	433	344	(11)	13
Total	638	676	580	(6)	10
Growth and productivity	391	417	375	(6)	4
Regulatory change	163	182	143	(10)	14
Other technology	84	77	62	9	35
Total	638	676	580	(6)	10

The Group invested $638 million in First Half 2018, of which 61% was spent on growth and productivity initiatives, 26% on regulatory change and 13% on other technology programs.

The lower investment spend in First Half 2018 compared to Second Half 2017 was principally due to the completion of some transformation and productivity initiatives. Other technology costs were higher associated with accelerating system refreshes.  Of the $638 million investment in First Half 2018, 39% was expensed while 61% was capitalised. Investment spend also tends to be a little lower in the first half of the financial year.

Compared to the prior corresponding period investment spend rose 10% including increasing investment in the customer service hub and the New Payments Platform.  Regulatory change investment was also higher including additional spend on systems supporting the introduction of AASB 9 and new regulatory reporting.

Across the major investment categories the following progress was achieved in First Half 2018:

Growth and productivity

•   The customer service hub is a major Group program seeking to implement a one bank, multi-brand operating system creating greater efficiencies and more agile environment.  The system will support a single and complete view of the customer, and it will enable continuous customer conversations across various channels.  The system is beginning with home ownership, creating an ability to process all elements of a home loan, including offset accounts and insurance needs. This will ultimately be broadened across other product sets. The program foundation was released in August 2017 enabling mortgages to be originated on the system.  Since then the focus has been on building out capability and improving the experience for customers and bankers. By the end of 2018, new Westpac mortgage customers will be originated on the system;

•   Westpac commenced the progressive roll out of 24/7 real time payments on the New Payments Platform. Beginning with a small group of customers, the capability will be extended through 2018;

Westpac Group 2018 Interim Financial Results Announcement | 23

2018 Interim financial results
Review of Group operations

•   New banking and payments features released to customers include:

-    PayWear, a wearable, waterproof payments device providing a hands free way to pay without needing to carry a wallet or a phone;

-    Enabling Westpac customers to access their banking via Amazon’s virtual assistant Alexa; and

-    Rolling out iMessage which allows customers to make payments, get a cardless cash code and share BSB and account details, with those in their contacts list, while texting on their iPhone.

•             Digital enhancements for customers have included:

-    Enabling St.George unsecured finance customers to more quickly register for online banking;

-    Supporting customers to complete their digital applications for deposits, credit cards and personal loan applications using email and SMS messages; and

-    Simplifying the process for customers to move to electronic statements and correspondence. Almost 800,000 St.George customers have elected to be contacted electronically while over half a million St.George accounts have switched to e-statements, saving $3 million in printing/postage costs.

•    In April, launched a new payments solution for business customers called Presto Smart that streamlines the sales processes for in-store payments.  The system links the merchant terminals with point of sale software to reduce manual inputs and enable sales to be made throughout a store;

•    Business Bank launched electronic documents to reduce loan deal preparation time for bankers and faster customer acceptance, resulting in a faster time for customers to access cash;

•    Expanded the Group’s online lending origination platform (LOLA) to St.George SME bankers. The system simplifies and speeds up loan origination;

•    Further enhanced Panorama (BT’s funds administration system) including improved customer reporting, increased mobile app functionality and building out new investor directed portfolio services; and

•    Launched BT Super Invest – a new superannuation product offering broad investment choice and flexibility to personalise a portfolio from mobile or tablet.

Regulatory change

Major developments over the half included:

•             Enhancements to systems for the management and reporting of the net stable funding ratio.  Banks needed to comply with the new ratio on 1 January 2018;

•             Delivery of new industry reporting for global tax compliance and economic and financial statistics data;

•             Developing systems for AASB 9 implementation due to be implemented from 1 October 2018; and

•             Completion of the Super Stream standards for government to business transactions.

Other technology

Investment over the half has focused on reducing cybersecurity risks and moving more of the Group’s infrastructure onto cloud based technologies, which is expected to more efficiently and rapidly deliver major IT developments.

24 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Capitalised software

				% Mov’t	% Mov’t
$m	Half Year March 18	Half Year Sept 17	Half Year March 17	Mar 18 - Sept 17	Mar 18 - Mar 17
Opening balance	1,916	1,814	1,781	6	8
Total additions	389	422	344	(8)	13
Amortisation expense	(301)	(311)	(303)	(3)	(1)
Impairment expense	(2)	(11)	(3)	(82)	(33)
Foreign exchange translation	3	2	(5)	50	large
Closing balance	2,005	1,916	1,814	5	11

Capitalised software balances have increased compared to the prior corresponding period and the half as new investment has not been offset by amortisation.  This, in part, reflects that a number of major programs continue to be in development, and therefore amortisation has yet to fully commence, while at the same time some projects commenced three to five years ago are now fully amortised.

As part of the Group’s regular asset review, $2 million of capitalised software was written off in First Half 2018. In aggregate, the average amortisation of our capitalised software assets continues to be approximately three years.

2.2.9                   Impairment charges

				% Mov’t	% Mov’t
$m	Half Year March 18	Half Year Sept 17	Half Year March 17	Mar 18 - Sept 17	Mar 18 - Mar 17
Individually assessed provisions (IAPs)
New IAPs	(173)	(246)	(364)	(30)	(52)
Write-backs	67	144	144	(53)	(53)
Recoveries	100	84	84	19	19
Total IAPs, write-backs and recoveries	(6)	(18)	(136)	(67)	(96)
Collectively assessed provisions (CAPs)
Write-offs	(430)	(525)	(443)	(18)	(3)
Other changes in CAPs	43	183	86	(77)	(50)
Total new CAPs	(387)	(342)	(357)	13	8
Total impairment charges	(393)	(360)	(493)	9	(20)

Asset quality remained sound through First Half 2018 with stressed assets to total committed exposures increasing by 4 basis points to 1.09%. The increase in stressed assets mostly reflects increases in mortgage delinquencies and a small rise in stressed exposures in the Business Bank. Impaired assets were stable, with gross impaired assets to gross loans unchanged at 0.22% compared to Second Half 2017. Emerging stress is mostly due to the seasonal rise in delinquencies and in property and retail exposures.

With stressed assets modestly higher, provisioning levels were also higher, up $46 million to $3,165 million. IAPs were $9 million lower at $471 million, while collectively assessed provisions were $55 million higher at $2,694 million on Second Half 2017. Within collectively assessed provisions, the overlay was a little higher (up $12 million) at $335 million at 31 March 2018.

First Half 2018 – Second Half 2017

Impairment charges for First Half 2018 were $393 million, up $33 million compared to Second Half 2017, and were equivalent to 11 basis points of average gross loans. The increase was mostly due to higher total new CAPs reflecting small increases in consumer delinquencies.

Westpac Group 2018 Interim Financial Results Announcement | 25

2018 Interim financial results
Review of Group operations

Key movements included:

•             Total IAPs, write-backs and recoveries were $12 million lower than Second Half 2017 principally due to:

-                New IAPs were $73 million lower compared to Second Half 2017 mostly from a lower level of new impaired assets in WIB and Business Bank. There were no facilities greater than $50 million that migrated to impaired in the half. This was partially offset by a small rise in New Zealand IAPs, mostly from one name that was downgraded to impaired; and

-                Write-backs and recoveries were $61 million lower over the half principally from a lower level of business write-backs. Recoveries were higher primarily in the Australian unsecured consumer portfolio and the New Zealand business portfolio.

•             Total new CAPs were $45 million higher than Second Half 2017. Key movements included:

-    Write-offs were $95 million lower in First Half 2018, consistent with normal seasonal patterns in unsecured personal lending and in the auto finance portfolio;

-    Benefits from other changes in CAPs were $140 million lower related to the seasonal increases in consumer delinquencies in Australia ($48 million) and in New Zealand ($26 million); and

-    While the overlay provision was little changed, the charge was $67 million higher as Second Half 2017 recorded a $55 million reduction (mostly due to provisions utilised or no longer required for the mining and related exposures and New Zealand dairy) while in First Half 2018 a net $12 million was added to the overlay due to modelling changes.

First Half 2018 – First Half 2017

Impairment charges of $393 million were down $100 million when compared to First Half 2017.

Key movements included:

•    Total new IAPs, write-backs and recoveries were $130 million lower than First Half 2017. This was due to much lower new IAPs (down $191 million) partially offset by lower write-backs and recoveries. The reduction in new IAPs was primarily due to a small number of large impairments in WIB in First Half 2017 that were not repeated. New IAPs in Business Bank were also lower. This was partially offset by higher new IAPs in New Zealand; and

•    Total new CAPs were $30 million higher due to a $43 million increase from other changes in CAPs and a $13 million reduction in write-offs principally in Business Bank related to auto finance and commercial portfolios. Within other changes in CAPs, the overlay was increased $12 million in First Half 2018 compared to an $11 million reduction in First Half 2017.

2.2.10            Income tax expense

First Half 2018 – Second Half 2017

The effective tax rate of 30.4% in First Half 2018 is unchanged from the 30.4% recorded in Second Half 2017. The effective tax rate reflects several Additional Tier 1 instruments whose distributions are not deductible for Australian taxation purposes.

First Half 2018 – First Half 2017

The effective tax rate of 30.4% in First Half 2018 was slightly lower than the First Half 2017 effective tax rate of 30.7%.

2.2.11            Non-controlling interests

Non-controlling interests represent profits of non-wholly owned subsidiaries attributable to shareholders other than Westpac. These include profits attributable to the 10.1% shareholding in Westpac Bank-PNG-Limited and the 25% shareholding in St.George Motor Finance Limited that are not owned by Westpac.

26 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

2.3                              Credit quality

Credit quality remained sound over First Half 2018 with total stressed exposures to TCE increasing modestly and remaining low relative to historical experience. Stressed exposures to TCE were 1.09%, 4 basis points higher than Second Half 2017 and 5 basis points lower compared to First Half 2017 (see 2.3.1 Credit quality key metrics).

The 4 basis points rise in stressed assets relates to increases in both 90 days past due and not impaired (3 basis points) and to watchlist and substandard (1 basis point) facilities. The increase in 90 day past due and not impaired was due to an increase in mortgage 90+ day delinquencies and a small increase in business facilities.

Consistent with the increase in stressed assets, provisioning levels were $46 million higher than Second Half 2017, due mainly to an increase in CAPs. The ratio of gross impaired asset provisions to gross impaired assets is 45.5% while the ratio of collectively assessed provisions to credit risk weighted assets was little changed at 75 basis points.

Portfolio segments

The institutional segment continued to perform well, with the level of stressed assets reducing as a number of facilities were refinanced or repaid. Over recent periods, the depth of distressed debt markets has increased allowing the Group to partially sell down or exit some impaired exposures and this contributed to the reduction in stress in this segment this half. There were no new large (greater than $50 million) facilities downgraded to impaired during First Half 2018.

The commercial property segment continued to have relatively low levels of stress. Stress peaked in this portfolio in the midst of the financial crisis with the proportion of the portfolio (stress as a percent of total committed exposure) stressed reaching 15.5%. Since then stress has declined to 1.7% and remains well below long term averages. In First Half 2018 a small number of facilities were downgraded to stressed, which saw the ratio increase from 1.3% at Second Half 2017.

The small and medium business portfolio has also continued to perform well. In First Half 2018 the Group has seen stress emerge in a small number of companies, with the increases primarily in Western Australia (WA), Queensland (Qld) and South Australia (SA).

The New Zealand business portfolio has continued to benefit from the improving prospects of the New Zealand dairy sector with a number of facilities returning to performing status.

The credit quality of the mortgage portfolio remains high with Australian mortgage 90+ day delinquencies 2 basis points higher over Second Half 2017 to end the half at 0.69%. This increase is primarily due to normal seasonal trends. The implementation of new prudential rules for the reporting of delinquencies for customers granted hardship assistance (which are being progressively applied across the industry) have now fully flowed through on mortgages.

While mortgage delinquencies in aggregate across Australia have changed little in recent years, conditions have been different across states with more modest growth and higher unemployment in some regions, particularly in WA and Qld which have seen higher delinquencies. Delinquencies were a little higher in New South Wales (NSW) mostly due to some operational changes in the management of some delinquencies at the end of March 2018.

Australian properties in possession decreased over the half by 39 to 398 at 31 March 2018 due principally to those states and regions impacted by the slowing of the mining investment cycle which had seen elevated levels in Second Half 2017. Realised mortgage losses were $47 million for First Half 2018, equivalent to 2 basis points.

Consumer unsecured delinquencies were higher over First Half 2018. Total Group other consumer 90+ day delinquencies were 1.64%, up 7 basis points since Second Half 2017 and were 9 basis points higher compared to First Half 2017. Around 22 basis points of the increase compared to the prior corresponding period was due to the change in delinquency reporting for customers granted hardship assistance. This was offset by a 13 basis point reduction due to improved collection processes. Over the half, the 7 basis point increase since Second Half 2017 was due to seasonal trends.

New Zealand mortgage 90+ day delinquencies increased 4 basis points to 0.16% from Second Half 2017. While delinquencies were higher, they remain at or near historical lows and reflect the favourable economic conditions, and the positive impact of prudential controls reducing the level of higher LVR lending.

New Zealand unsecured delinquencies were also higher at 0.86%. Other consumer 90+ day delinquencies increased 29 basis points since Second Half 2017 and were 28 basis points higher than First Half 2017. This increase mirrors trends across the industry, as portfolio performance starts to normalise from the low-point of the cycle.

Westpac Group 2018 Interim Financial Results Announcement | 27

2018 Interim financial results
Review of Group operations

Provisioning

Westpac has maintained adequate provisioning coverage with:

●    The ratio of gross impaired asset provisions to gross impaired assets remains high at 45.5% (down 76 basis points compared to Second Half 2017); and

●    The ratio of collectively assessed provisions to credit risk weighted assets was 75 basis points with the ratio little changed from the 76 basis points reported at 30 September 2017.

28 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

2.3.1                   Credit quality key metrics

	As at	As at	As at
	31 March	30 Sept	31 March
	2018	2017	2017
Stressed exposures by credit grade as a % of TCE:
Impaired	0.15%	0.15%	0.20%
90 days past due and not impaired	0.37%	0.34%	0.35%
Watchlist and substandard	0.57%	0.56%	0.59%
Total stressed exposures	1.09%	1.05%	1.14%

Gross impaired assets to TCE for business and institutional:
Business Australia	0.48%	0.47%	0.63%
Business New Zealand	0.74%	0.62%	0.68%
Institutional	0.04%	0.06%	0.17%

Mortgage 90+ day delinquencies:
Group	0.65%	0.62%	0.63%
Australia	0.69%	0.67%	0.67%
New Zealand	0.16%	0.12%	0.14%

Other consumer loans 90+ day delinquencies:
Group	1.64%	1.57%	1.55%
Australia	1.71%	1.66%	1.63%
New Zealand	0.86%	0.57%	0.58%

Other:
Gross impaired assets to gross loans	0.22%	0.22%	0.30%
Gross impaired asset provisions to gross impaired assets	45.54%	46.30%	52.07%
Total provisions to gross loans	45bps	45bps	52bps
Collectively assessed provisions to risk weighted assets	65bps	65bps	67bps
Collectively assessed provisions to credit risk weighted assets	75bps	76bps	77bps
Total provisions to risk weighted assets	76bps	77bps	87bps
Impairment charges to average loans annualised[1]	11bps	11bps	15bps
Net write-offs to average loans annualised[1]	13bps	25bps	19bps

[1] Averages are based on a six month period.

Westpac Group 2018 Interim Financial Results Announcement | 29

2018 Interim financial results
Review of Group operations

2.4                    Balance sheet and funding

2.4.1         Balance sheet

	As at	As at	As at	As at
	31-Mar	31 March	30 Sept	31 March	% Mov’t	% Mov’t
	2018	2018	2017	2017	Mar 18 -	Mar 18 -
$m	US$	A$	A$	A$	Sept 17	Mar 17
Assets
Cash and balances with central banks	16,595	21,580	18,397	15,912	17	36
Receivables due from other financial institutions	3,058	3,977	7,128	9,545	(44)	(58)
Trading securities and financial assets designated
at fair value and available-for-sale securities	65,737	85,484	86,034	90,929	(1)	(6)
Derivative financial instruments	20,689	26,904	24,033	24,619	12	9
Loans	539,371	701,393	684,919	666,946	2	5
Life insurance assets	8,060	10,481	10,643	10,934	(2)	(4)
Other assets	16,946	22,036	20,721	21,108	6	4
Total assets	670,456	871,855	851,875	839,993	2	4
Liabilities
Payables due to other financial institutions	14,667	19,073	21,907	21,390	(13)	(11)
Deposits and other borrowings	421,209	547,736	533,591	522,513	3	5
Other financial liabilities at fair value through
income statement	4,299	5,590	4,056	4,894	38	14
Derivative financial instruments	18,507	24,066	25,375	28,457	(5)	(15)
Debt issues	133,912	174,138	168,356	167,306	3	4
Life insurance liabilities	6,739	8,763	9,019	9,158	(3)	(4)
Loan capital	14,098	18,333	17,666	17,106	4	7
Other liabilities	8,836	11,491	10,563	9,797	9	17
Total liabilities	622,267	809,190	790,533	780,621	2	4
Equity
Total equity attributable to owners of Westpac
Banking Corporation	48,151	62,615	61,288	59,315	2	6
Non-controlling interests	38	50	54	57	(7)	(12)
Total equity	48,189	62,665	61,342	59,372	2	6

	As at	As at	As at	As at
	31-Mar	31 March	30 Sept	31 March	% Mov’t	% Mov’t
	2018	2018	2017	2017	Mar 18 -	Mar 18 -
$m	US$	A$	A$	A$	Sept 17	Mar 17
Average balances
Total assets	673,641	875,996	867,359	861,675	1	2
Loans and other receivables	519,256	675,236	666,950	649,117	1	4
Total equity	46,959	61,065	59,380	57,768	3	6

First Half 2018 – Second Half 2017

Key movements during the half included:

Assets

●     Cash and balances with central banks increased $3.2 billion or 17% reflecting higher liquid assets held in this form;

●     Receivables due from other financial institutions  decreased $3.2 billion or 44% mainly due to a reduction in collateral posted with derivative counterparties and less interbank lending;

●     Trading securities and financial assets designated at fair value and available-for-sale securities decreased $0.6 billion or 1% reflecting lower holdings of liquid assets in this form;

●     Derivative assets increased $2.9 billion or 12% mainly driven by foreign currency translation impacts on cross currency swaps and forward contracts, partly offset by movements in interest rate swaps; and

●     Loans grew $16.5 billion or 2%. Refer to Section 2.2.2 Loans for further information.

30 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Liabilities

●     Payables due to other financial institutions decreased $2.8 billion or 13% due to lower securities sold under agreements to repurchase, interbank borrowings and offshore central bank deposits, partly offset by higher collateral posted by derivative counterparties;

●     Deposits and other borrowings increased $14.1 billion or 3%. Refer to Section 2.2.3 Deposits and other borrowings for further information;

●     Other financial liabilities at fair value through the income statement increased $1.5 billion or 38% reflecting higher securities sold under agreements to repurchase and increased trading activity;

●     Derivative liabilities decreased $1.3 billion or 5% mainly driven by movements in interest rate swaps  and foreign currency translation impacts on cross currency swaps and forward contracts;

●     Debt issues increased $5.8 billion or 3% ($1.1 billion or 1% increase excluding foreign currency impacts). Refer to Section 2.4.2 Funding and liquidity risk management for further information; and

●     Loan capital increased $0.7 billion or 4% as new issuances exceeded maturities for both Additional Tier 1 and Tier 2 capital instruments.

Equity attributable to owners of Westpac Banking Corporation increased $1.3 billion or 2% reflecting retained profits less dividends paid during the period and shares issued under the 2017 final dividend reinvestment plan (DRP).

First Half 2018 – First Half 2017

Key movements included:

Assets

●     Cash and balances with central banks increased $5.7 billion or 36% reflecting higher liquid assets held in this form;

●     Receivables due from other financial institutions decreased $5.6 billion or 58% mainly due to a reduction in collateral posted with derivative counterparties and lower interbank lending;

●     Trading securities and financial assets designated at fair value and available-for-sale securities decreased $5.4 billion or 6% reflecting lower holdings of liquid assets in this form;

●     Derivative assets increased $2.3 billion or 9% mainly driven by foreign currency translation impacts on cross currency swaps and forward contracts, partly offset by movements in interest rate swaps; and

●     Loans grew $34.4 billion or 5%. Refer to Section 2.2.2 Loans for further information.

Liabilities

●     Payables due to other financial institutions decreased $2.3 billion or 11% due to lower securities sold under agreements to repurchase, interbank borrowings and offshore central bank deposits, partly offset by higher collateral posted by derivative counterparties;

●     Deposits and other borrowings increased $25.2 billion or 5%. Refer to Section 2.2.3 Deposits and other borrowings for further information;

●     Other financial liabilities at fair value through the income statement increased $0.7 billion or 14% mainly due to higher securities sold under agreements to repurchase;

●     Derivative liabilities decreased $4.4 billion or 15% mainly driven by movements in interest rate swaps and foreign currency translation impacts on cross currency swaps and forward contracts;

●     Debt issues increased $6.8 billion or 4% ($2.7 billion or 2% increase excluding foreign currency impacts). Refer to Section 2.4.2 Funding and liquidity risk management for further information; and

●     Loan capital increased $1.2 billion or 7% as new issuances exceeded maturities for both Additional Tier 1 and Tier 2 capital instruments.

Equity attributable to owners of Westpac Banking Corporation increased $3.3 billion reflecting retained profits less dividends paid during the period and shares issued under the 2017 interim DRP and 2017 final DRP.

Westpac Group 2018 Interim Financial Results Announcement | 31

2018 Interim financial results
Review of Group operations

2.4.2                   Funding and liquidity risk management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This type of risk is inherent for all banks through their role as intermediaries between depositors and borrowers. The Group has a liquidity risk management framework which seeks to meet the objective of meeting cash flow obligations under a wide range of market conditions, including name specific and market-wide stress scenarios, as well as meeting the regulatory requirements of the LCR and NSFR1.

In First Half 2018 the Group maintained its funding and liquidity profile, funding the majority of loan growth of $16.5 billion through growth in customer deposits of $15.4 billion, leading to an improvement in the overall composition of the Group’s total funding.  Key metrics remained comfortably above regulatory minimums, including an LCR of 134% and an NSFR of 112%.

Liquid Assets

The Group’s liquid asset portfolio includes both high-quality liquid assets (HQLA) and other securities that are eligible for repurchase with a central bank. In total, Westpac held $147.6 billion in unencumbered liquid assets as at 31 March 2018 (30 September 2017: $137.8 billion).  At 31 March 2018 the portfolio comprised:

●             $73.5 billion of cash, deposits at central banks, government and semi-government bonds;

●             $19.1 billion of repo-eligible private securities; and

●             $55.0 billion of self-originated AAA rated mortgage backed securities, which are eligible collateral for repurchase agreement with the RBA or the RBNZ.

LCR

The LCR requires banks to hold sufficient HQLA, as defined, to withstand 30 days under a regulator-defined acute stress scenario.

Given the limited amount of government debt in Australia, the RBA, jointly with APRA, makes available to ADIs a CLF. Subject to satisfaction of qualifying conditions, the CLF can be accessed to help meet the LCR requirement. In order to have access to a CLF, ADIs are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved undrawn facility. APRA approved Westpac’s CLF allocation of $57 billion for the 2018 calendar year (2017 calendar year: $49.1 billion).

The Group’s LCR as at 31 March 2018 was 134% (30 September 2017: 124%) and the average LCR for the quarter ended 31 March 2018 was 128%2.

NSFR

The Group is required to maintain a NSFR, designed to encourage longer-term funding resilience, of at least 100%.  The NSFR came into effect for Australian ADIs on 1 January 2018.  Westpac had a NSFR of 112% at 31 March 2018 (estimated at 109% as at 30 September 2017). Improvement in the ratio since 30 September 2017 mainly reflects continued lengthening of wholesale funding profile, an increased CLF allocation and ongoing data and methodology refinements.

Funding

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes compliance with both the LCR and NSFR.

Customer deposits as a proportion of total funding increased by 31 basis points to 62.1% (30 September 2017: 61.8%).  The proportion of long term funding to total funding increased by 77 basis points to 16.0% (30 September 2017: 15.2%).  There was little change in other sources of stable funding, with securitisation and equity to total funding remaining relatively stable.

Short term wholesale funding as a proportion of total funding decreased by 101 basis points over the six months to 31 March 2018 and now makes up 13.1% of the Group’s total funding (30 September 2017: 14.1%).  This portfolio of $105.7 billion has a weighted average maturity of 158 days and is more than covered by the $147.6 billion of repo-eligible liquid assets held by the Group.

In First Half 2018, the Group raised $21.3 billion of long term wholesale funding in a range of currencies, including AUD, USD, EUR and GBP, and through a diverse range of products, proactively accessing constructive market conditions in the first five months of the financial year.

The Group also continued to lengthen the tenor of its long term funding portfolio.  In First Half 2018, 56% of new term issuance had a contractual maturity of greater than five years and this contributed to a weighted average maturity (excluding securitisation) of new term issuance in First Half 2018 of 7.0 years (Full Year 2017: 5.8 years).

[1] Refer to Glossary for definition. [2] Calculated as a simple average of the daily observations over the 31 March 2018 quarter.

32 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Liquidity coverage ratio

		As at	As at	As at	% Mov’t	% Mov’t
		31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m		2018	2017	2017	Sept 17	Mar 17
High Quality Liquid Assets (HQLA)[1]		71,952	71,904	73,565	-	(2)
Committed Liquidity Facility (CLF)[1]		57,000	49,100	49,100	16	16
Total LCR liquid assets		128,952	121,004	122,665	7	5
Cash outflows in a modelled 30-day APRA defined
stressed scenario
Customer deposits		66,222	65,612	65,861	1	1
Wholesale funding		8,411	12,231	13,238	(31)	(36)
Other flows[2]		21,405	20,109	19,121	6	12
Total		96,038	97,952	98,220	(2)	(2)
LCR[3]		134%	124%	125%	large	large

Net stable funding ratio[4]
			Proforma	Proforma
		As at	as at	as at	% Mov’t	% Mov’t
		31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m		2018	2017	2017	Sept 17	Mar 17
Available stable funding		593,669	566,304	557,489	5	6
Required stable funding		529,100	521,048	513,904	2	3
Net stable funding ratio		112%	109%	108%	351bps	372bps

Funding by residual maturity
	As at 31 March 2018		As at 30 Sept 2017		As at 31 March 2017
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Wholesale funding
Less than 6 months	61,245	7.6	63,173	8.0	64,890	8.3
6 to 12 months	16,973	2.1	19,776	2.5	17,446	2.3
Long term to short term scroll[5]	27,522	3.4	27,955	3.6	25,942	3.4
Wholesale funding - residual maturity less
than 12 months	105,740	13.1	110,904	14.1	108,278	14.0
Securitisation	8,186	1.0	8,209	1.0	9,856	1.3
Greater than 12 months	128,921	16.0	119,494	15.2	116,825	15.1
Wholesale funding - residual maturity greater
than 12 months	137,107	17.0	127,703	16.2	126,681	16.4
Customer deposits	502,063	62.1	486,670	61.8	478,660	61.9
Equity[6]	63,225	7.8	61,925	7.9	59,868	7.7
Total funding	808,135	100.0	787,202	100.0	773,487	100.0

Deposits to net loans ratio[1]

	As at 31 March 2018		As at 30 Sept 2017		As at 31 March 2017
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	502,063		486,670		478,660
Net loans	701,393	71.6	684,919	71.1	666,946	71.8

[1]    Refer to Glossary for definition.

[2]    Other flows include credit and liquidity facilities, collateral outflows and inflows from customers.

[3]    Calculated on a spot basis.

[4]    The NSFR was effective from 1 January 2018 for ADIs. Half Year September 2017 and Half Year March 2017 are presented on a proforma basis.

[5]    Scroll represents wholesale funding with an original maturity greater than 12 months that now has a residual maturity less than 12 months.

[6]    Includes total share capital, share based payments reserve and retained profits.

Westpac Group 2018 Interim Financial Results Announcement | 33

2018 Interim financial results
Review of Group operations

Funding view of the balance sheet

	Total liquid	Customer	Wholesale	Customer	Market
$m	assets[1]	deposits	funding	franchise	inventory	Total
As at 31 March 2018
Total assets	147,634	-	-	660,417	63,804	871,855
Total liabilities	-	(502,063)	(242,847)	-	(64,280)	(809,190)
Total equity	-	-	-	(63,225)	560	(62,665)
Total	147,634	(502,063)	(242,847)	597,192	84	-
Net loans[2]	55,058	-	-	646,335	-	701,393
As at 30 Sept 2017
Total assets	137,797	-	-	651,573	62,505	851,875
Total liabilities	-	(486,670)	(238,607)	-	(65,256)	(790,533)
Total equity	-	-	-	(61,925)	583	(61,342)
Total	137,797	(486,670)	(238,607)	589,648	(2,168)	-
Net loans[2]	47,935	-	-	636,984	-	684,919
As at 31 March 2017
Total assets	138,511	-	-	633,255	68,227	839,993
Total liabilities	-	(478,660)	(234,959)	-	(67,002)	(780,621)
Total equity	-	-	-	(59,868)	496	(59,372)
Total	138,511	(478,660)	(234,959)	573,387	1,721	-
Net loans[2]	47,691	-	-	619,255	-	666,946

2.5                              Capital and dividends

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
	2018	2017	2017	Sept 17	Mar 17
Regulatory capital structure
Common equity Tier 1 capital after deductions ($m)	43,639	42,670	40,335	2	8
Risk weighted assets (RWA) ($m)	415,744	404,235	404,382	3	3
Common equity Tier 1 capital ratio (CET1)	10.50%	10.56%	9.97%	(6bps)	53bps
Additional Tier 1 capital ratio	2.31%	2.10%	1.71%	21bps	60bps
Tier 1 capital ratio	12.81%	12.66%	11.68%	15bps	113bps
Tier 2 capital ratio	2.02%	2.16%	2.32%	(14bps)	(30bps)
Total regulatory capital ratio	14.83%	14.82%	14.00%	1bps	83bps
APRA leverage ratio[1]	5.75%	5.66%	5.30%	9bps	45bps

Capital management strategy

In light of APRA’s announcement on ‘unquestionably strong’ capital benchmarks on 19 July 2017, Westpac has ceased to use its preferred range for its CET1 capital ratio of 8.75% to 9.25% as a guide to managing capital levels. Westpac will revise its preferred range for the CET1 capital ratio once APRA finalises its review of the capital adequacy framework. In the interim, Westpac will seek to operate with a CET1 capital ratio of at least 10.5% in March and September as measured under the existing capital framework. This also takes into consideration:

•    Current regulatory capital minimums and the capital conservation buffer (CCB), which together are the total CET1 requirement. In line with the above, the total CET1 requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to domestic systemically important banks (D-SIBs)3;

•    Stress testing to calibrate an appropriate buffer against a downturn; and

•    Quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Should the CET1 capital ratio fall below the total CET1 requirement, restrictions on the distribution of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, Additional Tier 1 capital distributions and discretionary staff bonuses.

[1]    Refer to Glossary for definition.

[2]    Liquid assets in net loans include internally securitised assets that are eligible for repurchase agreements with the RBA / RBNZ.

[3]    Noting that APRA may apply higher CET1 requirements for an individual ADI.

34 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Common Equity Tier 1 capital ratio movement for First Half 2018

Westpac’s CET1 capital ratio was 10.50% at 31 March 2018, 6 basis points lower than 30 September 2017. Regulatory modelling changes, which reduced the ratio 22 basis points, were partially offset by First Half 2018 organic capital generation of 19 basis points.

Organic capital generation of 19 basis points included:

•    First Half 2018 NPAT of $4.2 billion (101 basis point increase);

•    The 2017 final dividend payment, net of DRP share issuance (70 basis point decrease);

•    Increase in ordinary RWAs before the impact of FX movements and RWA modelling changes (8 basis point decrease); and

•    Other movements reduced the CET1 capital ratio 4 basis points, mainly from an increase in the deduction for regulatory expected loss in excess of eligible provisions (3 basis points decrease) and other small movements (1 basis point decrease).

Other items decreased the CET1 capital ratio by 25 basis points mainly from:

•    Regulatory modelling changes which decreased the ratio by 22 basis points. (refer RWA details further below); and

•    Other movements (3 basis point decrease) including foreign currency translation impacts, primarily related to NZ$ lending.

Additional Tier 1 and Tier 2 capital movement for First Half 2018

During the half Westpac:

•    Issued $1.7 billion of new Additional Tier 1 capital instruments via the issue of Westpac Capital Notes 5 (WCN5), of which $0.6 billion was via the partial reinvestment of Westpac Convertible Preference Share investors reinvesting in WCN5 (net 26 basis points increase);

•    Issued $0.6 billion of new Tier 2 capital instruments (14 basis points increase); and

•    Redeemed US$0.8 billion of Tier 2 capital instruments, which reduced Tier 2 capital by $1.0 billion (25 basis points decrease).

Leverage ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure. At 31 March 2018, Westpac’s leverage ratio was 5.8%1, up 9 basis points since 30 September 2017.

[1] The leverage ratio is based on the same definition of Tier 1 as used for APRA capital requirements and is not comparable to the Basel Committee for Banking Supervision leverage ratio calculation.

Westpac Group 2018 Interim Financial Results Announcement | 35

2018 Interim financial results
Review of Group operations

Internationally comparable capital ratios

The APRA Basel III capital adequacy requirements are more conservative than those of the Basel Committee on Banking Supervision (BCBS), leading to lower reported capital ratios when compared to international peers. APRA conducted a study in July 2015 outlining its methodology for measuring international comparable capital ratios.

The table below calculates the Group’s reported capital ratios consistent with this methodology.

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
	2018	2017	2017	Sept 17	Mar 17
Internationally comparable capital ratios
Common equity Tier 1 capital ratio	16.13%	16.20%	15.34%	(7bps)	79bps
Tier 1 capital ratio	19.06%	18.64%	17.21%	42bps	185bps
Total regulatory capital ratio	21.68%	21.09%	19.37%	59bps	231bps
Leverage ratio	6.39%	6.33%	6.01%	6bps	38bps

36 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Review of Group operations

Risk Weighted Assets (RWA)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	2018	2017	2017	Sept 17	Mar 17
Corporate[1]	71,590	71,160	76,210	1	(6)
Business lending[2]	34,872	34,638	33,735	1	3
Sovereign[3]	1,536	1,505	1,665	2	(8)
Bank[4]	6,253	5,905	5,887	6	6
Residential mortgages	129,748	127,825	127,111	2	2
Australian credit cards	6,553	5,665	6,009	16	9
Other retail	14,056	13,250	13,538	6	4
Small business[5]	16,017	11,708	11,482	37	39
Specialised lending: Property and project finance[6]	57,239	57,081	56,122	-	2
Securitisation[7]	5,869	4,167	3,992	41	47
Standardised	10,639	9,946	9,682	7	10
Mark-to-market related credit risk	7,019	6,408	7,280	10	(4)
Credit risk	361,391	349,258	352,713	3	2
Market risk	7,406	8,094	7,471	(9)	(1)
Operational risk[8]	30,866	31,229	31,653	(1)	(2)
Interest rate risk in the banking book (IRRBB)	12,875	11,101	8,143	16	58
Other	3,206	4,553	4,402	(30)	(27)
Total	415,744	404,235	404,382	3	3

Total RWA increased $11.5 billion or 3% this half:

•             Credit risk RWA increased $12.1 billion or 3%:

-     Modelling changes added $6.0 billion to RWA mostly from:

o           implementation of APRA’s revised prudential standard for securitisation (APS 120) effective 1 January 2018 ($1.4 billion increase);

o           updates to models for small business in line with APRA guidance on the definition of default ($1.8 billion increase);

o           changes in the modelling for credit cards and personal loans which include updated data for facilities in hardship ($2.1 billion increase); and

o           reclassification of $6.6 billion of mortgages exposures to business related categories ($0.7 billion net RWA increase). The reclassification follows APRA industry guidance that where the purpose of a mortgage loan is business related, these loans should be classified under business related categories.

-     Portfolio growth added $3.4 billion to RWA;

-     Credit quality movements increased RWA by $0.9 billion with seasonally higher mortgage delinquencies being partly offset by improved credit quality in corporate lending;

-     Foreign currency translation impacts, primarily related to NZ$ lending, increased RWA $1.2 billion; and

-     Increase in mark-to-market related credit risk RWA of $0.6 billion.

•             Non-credit RWA decreased $0.6 billion or 1%. Lower risk weighted assets for other assets ($1.3 billion), market risk ($0.7 billion) and operational risk ($0.4 billion) were partially offset by an increase in interest rate risk in the banking book (IRRBB) ($1.8 billion) mostly from higher capital for credit spread risk for liquid assets.

[1]    Corporate – typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business lending or Small Business.

[2]    Business lending – includes exposures not captured elsewhere where the borrower has annual turnover less than or equal to $50 million.

[3]    Sovereign – includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.

[4]    Bank – includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.

[5]    Small business – program managed business lending exposures.

[6]    Specialised lending – property and project finance – includes exposures to entities created to finance and / or operates specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

[7]    Securitisation – exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

[8]    Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

Westpac Group 2018 Interim Financial Results Announcement | 37

2018 Interim financial results Review of Group operations

Capital adequacy

	As at	As at	As at
	31 March	30 Sept	31 March
$m	2018	2017	2017
Tier 1 capital
Common equity Tier 1 capital
Paid up ordinary capital	35,168	34,889	33,765
Treasury shares	(506)	(436)	(420)
Equity based remuneration	1,414	1,356	1,226
Foreign currency translation reserve	(522)	(558)	(482)
Accumulated other comprehensive income	(14)	15	127
Non-controlling interests - other	50	54	57
Retained earnings	27,122	26,100	25,206
Less retained earnings in life and general insurance, funds management and
securitisation entities	(1,238)	(1,153)	(1,323)
Deferred fees	254	253	250
Total common equity Tier 1 capital	61,728	60,520	58,406
Deductions from common equity Tier 1 capital
Goodwill (excluding funds management entities)	(8,656)	(8,670)	(8,557)
Deferred tax assets	(1,116)	(1,110)	(1,179)
Goodwill in life and general insurance, funds management and securitisation entities	(1,032)	(1,065)	(1,066)
Capitalised expenditure	(1,867)	(1,913)	(1,859)
Capitalised software	(1,628)	(1,603)	(1,529)
Investments in subsidiaries not consolidated for regulatory purposes	(1,532)	(1,589)	(1,573)
Regulatory expected loss in excess of eligible provisions	(1,192)	(861)	(915)
General reserve for credit losses adjustment	(339)	(332)	(311)
Securitisation	-	-	-
Equity investments	(680)	(679)	(948)
Regulatory adjustments to fair value positions	(46)	(27)	(133)
Other Tier 1 deductions	(1)	(1)	(1)
Total deductions from common equity Tier 1 capital	(18,089)	(17,850)	(18,071)
Total common equity Tier 1 capital after deductions	43,639	42,670	40,335

Additional Tier 1 capital
Basel III complying instruments	9,041	7,315	5,720
Basel III transitional instruments	566	1,190	1,190
Total Additional Tier 1 capital	9,607	8,505	6,910
Net Tier 1 regulatory capital	53,246	51,175	47,245

Tier 2 capital
Basel III complying instruments	8,102	7,375	6,703
Basel III transitional instruments	473	1,526	3,288
Eligible general reserve for credit loss	55	51	49
Basel III transitional adjustment	-	-	(445)
Total Tier 2 capital	8,630	8,952	9,595
Deductions from Tier 2 capital
Investments in subsidiaries not consolidated for regulatory purposes	(140)	(140)	(140)
Holdings of own and other financial institutions Tier 2 capital instruments	(83)	(77)	(91)
Total deductions from Tier 2 capital	(223)	(217)	(231)
Net Tier 2 regulatory capital	8,407	8,735	9,364
Total regulatory capital	61,653	59,910	56,609
Risk weighted assets	415,744	404,235	404,382
Common equity Tier 1 capital ratio	10.50%	10.56%	9.97%
Additional Tier 1 capital ratio	2.31%	2.10%	1.71%
Tier 1 capital ratio	12.81%	12.66%	11.68%
Tier 2 capital ratio	2.02%	2.16%	2.32%
Total regulatory capital ratio	14.83%	14.82%	14.00%

38 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results Review of Group operations

Dividends

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
Ordinary dividend (cents per share)	March 18	Sept 17	March 17	Sept 17	Mar 17
Interim (fully franked)	94	-	94	-	-
Final (fully franked)	-	94	-	-	-
Total ordinary dividend	94	94	94	-	-

Payout ratio (reported)	76.07%	78.05%	80.57%	(198bps)	large
Adjusted franking credit balance ($m)	1,279	1,063	742	20	72
Imputation credit (cents per share - NZ)	7.0	7.0	7.0	-	-

The Board has determined an interim fully franked dividend of 94 cents per share, to be paid on 4 July 2018, to shareholders on the register at the record date of 18 May 20181. The interim dividend represents a payout ratio of 76.07%. In addition to being fully franked, the dividend will also carry NZ$0.07 in New Zealand imputation credits that may be used by New Zealand residents.

The Board has determined to satisfy the DRP for the 2018 interim dividend by issuing Westpac ordinary shares. The Market Price used to determine the number of shares issued to DRP participants will be set over the 10 trading days commencing 23 May 2018 and will not include any discount.

Capital deduction for regulatory expected credit loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from CET1 capital. The table below shows the calculation of this capital deduction.

	As at	As at	As at
	31 March	30 Sept	31 March
$m	2018	2017	2017
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 4 Note 10)	3,165	3,119	3,513
plus general reserve for credit losses adjustment	339	332	311
plus provisions associated with partial write-offs	82	148	174
less ineligible provisions[2]	(79)	(74)	(72)
Total eligible provisions	3,507	3,525	3,926
Regulatory expected downturn loss	4,699	4,386	4,841
Shortfall in eligible provisions compared to regulatory expected downturn loss	1,192	861	915
Common equity Tier 1 capital deduction for regulatory expected downturn loss
in excess of eligible provisions	(1,192)	(861)	(915)

[1] Record date in New York is 17 May 2018. [2] Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.

Westpac Group 2018 Interim Financial Results Announcement | 39

2018 Interim financial results Review of Group operations

2.6        Sustainability performance

As one of Australia’s largest and oldest companies, Westpac Group is playing a role in helping to create positive social, economic and environmental impact, for the benefit of all.

Our approach to operating sustainably is designed to anticipate, respond to and shape new and emerging opportunities and challenges that have the potential to materially impact customers, employees, suppliers, shareholders and communities. This view is embedded within the Group’s business activities, and aligns with the priorities set out in the Group’s strategy.

Sustainability leadership

Westpac’s sustainability leadership is regularly acknowledged and validated by a number of third party ratings and awards, including:

•             Ranked as the world’s most sustainable bank in the 2017 Dow Jones Sustainability Indices (DJSI) achieving a score of 94. This marks the fourth year in a row and 10th time that Westpac has achieved global banking sector leadership, and the 16th year in a row that Westpac has been recognised among global banking leaders;

•             Achieved a Gold Class (highest) ranking in 2018 RobecoSAM Sustainability Yearbook; and

•             Recognised as one of only ten Australian companies to achieve Leadership level in the 2017 CDP1, with a climate score A-. This puts Westpac among the top 22% of companies globally to achieve this level.

It’s about all of us: 2018-2020 Sustainability Strategy

This year marks the start of Westpac Group’s 2018-2020 Sustainability Strategy which outlines the Group’s commitment to building a sustainable future by taking action in the areas where it can have the greatest impact. Westpac believes it can create sustainable, long-term value for customers, communities and the nation by:

•             Helping people make better financial decisions;

•             Helping people by being there when it matters most to them; and

•             Helping people create a prosperous nation.

Underpinning these three priority areas is a commitment to fostering a culture of care and doing the right thing, and continuing to lead on the sustainability fundamentals – policies, action plans, frameworks and metrics reporting, in particular building on the climate change, human rights and reconciliation action plans developed in 2017.

Westpac is committed to regular reporting to enable a comparison of performance over time. The table below summarises progress in the last six months against the goals set out in the Group’s sustainability strategy.

Performance against sustainability goals

Priority areas	Goals	Half Year 2018 performance
Helping people make better financial decisions	Help more people better understand their financial position, improving their financial confidence

●  Continued to offer a range of products and services, including Westpac SmartPlan, an online tool to help customers manage their credit card balance and pay down their debts more easily, and Westpac Life, a flexible savings account that supports customers’ savings goals;

●      Delivered a range of financial literacy programs to individuals, businesses, not-for-profit organisations and community groups through the Davidson Institute in Australia and through Managing Your Money program in New Zealand; and

●  Delivered enhanced financial capability communication for different customer segments, including 406,000 children through Mathspace and Year 13 partnerships, 918,000 young Australians via The Cusp, 158,000 women through Ruby Connection and 2.5 million Australians aged 65+ via Starts at 60.

Helping people by being there when it matters most to them	Help people recover from financial hardship	● 19,473 customers received hardship assistance from Westpac Group Assist.
Help people lift out of a difficult time and recover stronger

●  Provided 65 relief packages for customers impacted by natural disasters across Australia, including bushfires in southern NSW and south east and south west Victoria, Cyclone Marcus in the Northern Territory and floods in northern Queensland.

	Helping our most vulnerable customers	● Continued to work towards rolling out dementia-friendly banking across Group brands, following New Zealand and St.George.

[1] Formerly the Carbon Disclosure Project.

40 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results Review of Group operations

Priority areas	Goals	Half Year 2018 performance
Helping people creating a prosperous nation	Build the workforce of the future	● Progressed the design of a learning and re-skilling program to support employees stay relevant in a rapidly changing workforce.
Invest and back the people and ideas shaping Australia

●      Westpac Bicentennial Foundation paid $1.7 million in educational scholarships to 45 scholars in First Half 2018, bringing the total cohort of Westpac Scholars to 336;

●  Westpac Foundation Social Scale-up Grants supported 10 social enterprises to create over 234 jobs[1] for vulnerable Australians;

●  During First Half 2018 134 microenterprises, including 39 Indigenous businesses, were established through our Many Rivers partnership, 1,681 jobs[1] were created;

●  Westpac has directly invested in 25 early stage companies, including 20 through Reinventure. To date, $100 million has been committed to Reinventure as part of two funds; and

●  Continued the Businesses of Tomorrow program, with the next recipients to be announced in June 2018.

Back the growth of climate change solutions

●      Increased committed exposure to climate change solutions and environmental services relative to Full Year 2017, taking total committed exposure to more than $8.5 billion, progressing towards the 2020 target of $10 billion; and

●      Arranged and issued climate-related bonds of $1.7 billion supporting the Group’s funding for climate change solutions.

	Back the growth of housing affordability solutions	• Lent over $1.34 billion to the social and affordable housing sector, up from $1.32 billion at 30 September 2017.
Bring together partners and harness the Group’s capacity to tackle pressing social issues that matter most to the nation

●    Established a Vulnerable Customer Council, comprised of industry based consumer advocates to enable two-way dialogue on emerging issues and external customer perspectives;

●  Established a small business customer council which enables us to hear key issues and feedback from the small business community and discuss new initiatives for our small business customers; and

●  Stakeholder Advisory Council meets three times per year to discuss emerging themes and issues, comprising of external social, environmental, governance, community and business leaders.

A culture that is caring, inclusive and innovative	Promote an inclusive society, where our workforce reflects our customers

●      Proportion of women in leadership maintained at 50%;

●    Recruited an additional 86 employees who identify as Aboriginal or Torres Strait Islander peoples, maintaining Indigenous employment parity;

●    Launched a neurodiversity internship program to support people on the Autism Spectrum to build a career with the Group; and

●      Launched the Group’s 2018-2020 Inclusion and Diversity Strategy.

	Increase channels where customers can provide feedback	● Multiple channels exist for customer feedback, including the Customer Advocate, Customer Council and the ‘Resonate Program’, designed to address specific pain points.
Continuing to lead on the Sustainability fundamentals	Employees	● Achieved total recordable injury frequency rate of (TRIFR) 5.0 and lost time injury frequency rate (LTIFR) of 0.3.
	Human rights	● Released 2017 UK Slavery and Human Trafficking Statement; and ● Supported the introduction of comparable Australian legislation to the UK Modern Slavery Act.
	Sustainability lending and investment	● BTFG refreshed its Responsible Investment Position Statement.
Environment[1]

●  Maintained carbon neutral status and on track to achieve a 3% reduction in GHG emissions compared to Full Year 2017, and a reduction of 11% since 2016;

●      Group paper consumption on track to achieve a 41% reduction in Full Year 2018 since 2016;

●      Water consumption in all Australian workspaces on track for a 13% reduction, consuming 223,849 kL in First Half 2018; and

●      Achieved 72% diversion of waste from landfill in Australian offices.

	Responsible sourcing	● $2.6 million sourced from diverse suppliers, including $1.7 million from Indigenous suppliers.
	Community & social impact	● 6.7% employees participate in volunteering program and 50% in workplace giving.

[1] Environmental footprint and jobs created through the Westpac Foundation Social Scale-up grant and Many Rivers which are as at 31 December 2017.

Westpac Group 2018 Interim Financial Results Announcement | 41

2018 Interim financial results Review of Group operations

2.6.1     Climate-related financial disclosures

The Group has long recognised that climate change is one of the most significant issues that will impact the long-term prosperity of the economy and way of life. Westpac was the first Australian bank to recognise the importance of limiting global warming to two degrees and that to do this, global emissions need to reach net zero in the second half of this century.

2018 marks a decade since the Group released its first climate change action plan. Since then, Westpac has continued to integrate the consideration of climate-related risks and opportunities into business operations. This includes alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which the Group has publically committed to support.

The Westpac Group’s performance against the recommendations of the TCFD are summarised below:

Governance

The highest level of direct responsibility for climate change at Westpac Group lies with the Board. The Group’s third Climate Change Position Statement and 2020 Action Plan was approved by the Group Executive and the Board in 2017. It covers the management of Westpac’s direct carbon footprint, criteria to manage the carbon impact of lending to emissions intensive sectors, measuring and reporting of performance, and the incorporation of climate change considerations into the Group’s risk management framework.

The Westpac Group’s Sustainability Council, formed in 2008, comprises a cross-section of senior leaders from across the Group with responsibility for managing our sustainability agenda and performance, including climate change. The Group’s Climate Change Solutions and Climate Change Risk Committees focus on specific aspects of climate-related issues and report half-yearly to the Sustainability Council.

Strategy

The Westpac Group’s 2018-2020 Sustainability Strategy and Climate Change Position Statement and 2020 Action Plan describe its climate change strategy, including a long term lending target of $25 billion to climate change solutions by 2030, and an enhanced approach to financing emissions intensive sectors.

Risk management

Westpac applies the same rigour in managing climate change as in any other transformational issue facing the economy. The Group examines the policy, legal, technology and market changes related to climate change (‘transition risks’), and the financial impacts of changes in climate patterns and extreme weather events (‘physical risks’).

In 2016, the Group analysed the financial and reputational implications of transitioning to a two-degree economy under three scenarios to understand the longer term impacts to the Australian economy, including risks and opportunities for the Group. The scenarios represent plausible pathways to a low carbon economy based on different approaches to global cooperation and timing of action on climate change.

As a result of this work Westpac enhanced its approach to lending to emissions-intensive sectors, supporting customers that are in or reliant on these sectors and who assess the financial implications of climate change on their business, including how their strategies are likely to perform under various forward-looking scenarios, and demonstrate a rigorous approach to governance, strategy setting, risk management and reporting.

Westpac has committed to undertake further climate scenario analysis in 2018 to continue to review exposure to climate-related risks.

Metrics and targets

Metrics	Half Year 2018 performance
$10 billion available for lending and investment in climate change solutions and environmental services by 2020	● $8.5 billion exposure in climate change solutions and environmental services
$3 billion in facilitation in climate change solutions by 2020	● $1.7 billion issuance of climate-related bonds
Aim to reduce the emission intensity of our power generation portfolio to 0.30 (tCO2e/MWh) by 2020 - Australia	● 0.36 (tCO2e/MWh)[1]
Energy mix of electricity generation exposure (WIB only)	● 72% renewable versus 28% non-renewables.
Fossil fuel extraction (TCE)	● $3.5 billion in oil and gas, $0.4 billion in coal, 0.4% of the Group’s total committed exposure (TCE) of $1.0 trillion.
Total Scope 1, 2 & 3 emissions (tCO2e)	● 203,065 tCO2e1

[1] Emissions intensity of our power generation portfolio is at 30 September 2017. Total Scope 1, 2 and 3 emissions are as at 30 June 2017.

42 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

3.0                    Divisional results

Divisional results are presented on a management reporting basis.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

To determine cash earnings, three categories of adjustments are made to reported results:

●    Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

●    Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

●    Accounting reclassifications between individual line items that do not impact reported results.

In presenting divisional results on a management reporting basis, internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported.

Our internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and business unit alignment, tailored to the jurisdictions in which we operate. Transfer pricing allows us to measure the relative contribution of our products and divisions to the Group’s net interest margin and other dimensions of performance. Key components of our transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk, and allocation of basis and contingent liquidity costs, including capital allocation.

In First Half 2018, Westpac implemented a number of changes to the presentation of its divisional financial information. These changes have no impact on the Group’s overall results or balance sheet but impact divisional results and balance sheets. Comparative divisional financial information has been restated for these changes.

The changes include updates to the methodologies to allocate certain costs, revenues and capital to divisions. These changes can be summarised as:

1.  Allocating additional capital from Group Businesses to operating divisions, following greater clarity from APRA on updates to its capital framework;

2.  Updating the Group’s cost of funds transfer pricing methodology, including the allocation of revenue from balance sheet management activities;

3.  Realigning divisional earnings and balance sheet disclosures for recent customer transfers; and

4.  Refining expense allocations to improve the allocation of support costs to divisions.

The discussion of our divisional results and certain data in Sections 3 and 5 are presented on a cash earnings basis, unless otherwise stated. Cash earnings are not directly comparable to statutory results presented in other parts of this Interim Financial Results Announcement.

Westpac Group 2018 Interim Financial Results Announcement | 43

2018 Interim financial results
Divisional results

3.1                              Consumer Bank

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB works in an integrated way with Business Bank, BTFG and WIB in the sales and service of certain financial services and products including wealth and foreign exchange. The revenue from these products is mostly retained by the product originator.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	4,040	3,961	3,677	2	10
Non-interest income	377	380	433	(1)	(13)
Net operating income before operating expenses
and impairment charges	4,417	4,341	4,110	2	7
Operating expenses	(1,730)	(1,727)	(1,651)	-	5
Profit before impairment charges and income tax expense	2,687	2,614	2,459	3	9
Impairment charges	(233)	(293)	(272)	(20)	(14)
Operating profit before tax	2,454	2,321	2,187	6	12
Tax and non-controlling interests	(737)	(697)	(656)	6	12
Cash earnings	1,717	1,624	1,531	6	12
Cash earnings adjustments	(15)	(58)	(58)	(74)	(74)
Net profit after tax	1,702	1,566	1,473	9	16
Operating expenses to net operating income
ratio (cash earnings basis)	39.17%	39.78%	40.17%	(61bps)	(100bps)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$bn	2018	2017	2017	Sept 17	Mar 17
Deposits
Term deposits	58.1	57.9	56.3	-	3
Other	141.3	138.6	133.6	2	6
Total deposits	199.4	196.5	189.9	1	5
Net loans
Mortgages	366.0	357.4	346.4	2	6
Other	13.6	13.9	14.6	(2)	(7)
Provisions	(0.9)	(0.9)	(1.0)	-	(10)
Total net loans	378.7	370.4	360.0	2	5
Total assets	386.0	377.5	367.0	2	5

44 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

Financial performance

First Half 2018 - Second Half 2017

Cash earnings of $1,717 million, was 6% higher than Second Half 2017, largely from a 2% increase in net interest income, flat operating expenses and a $60 million reduction in impairment charges.

Net interest income up $79 million, 2%

●  Total lending was up 2% with all growth recorded in mortgages. Other lending was a little lower due to a decline in personal lending.  Mortgages grew just below system[1] as the division prioritised returns over growth;

●  Deposits increased 1% with most growth in at call accounts, including a $1.6 billion increase in saving accounts, including the Westpac Life product. Transaction accounts, including mortgage offset accounts, were up $1.1 billion; and

●  Net interest margin was 1 basis point higher mostly from higher term deposit spreads and from lower wholesale funding costs early in the half. Mortgage spreads were higher from the full period effect of pricing changes on certain mortgages although this was offset by customers switching out of interest only facilities, increased competition and more customers choosing lower spread fixed rate mortgages. These gains were partially offset by the full period impact of the Bank Levy (3 basis points).

Non-interest income down $3 million, 1%

●  The decline was due to the elimination and reduction of certain fees (including ATM withdrawal fees and some transaction and account keeping fees) of $24 million;

●  Cards income was also lower, mostly from changes to interchange income; and

●  Partly offset by $24 million of provisions for customer refunds and payments incurred in Second Half 2017 which were not repeated.

Operating expenses up $3 million, flat

●  Increased compliance costs and a rise in business as usual costs were largely offset by productivity benefits of $59 million;

●  Savings from reconfiguring the network contributed to productivity benefits including the closure of 21 branches in the half while digitisation contributed to a 4% reduction in branch transactions.  A further reduction in paper statements added to the savings; and

●  Compliance costs were up from the Group’s comprehensive product review and more resources being directed to reviewing new lending.

Impairment charges down $60 million, 20%

●  Credit quality remains sound, with stressed asset to TCE at 0.65%, with delinquencies relatively stable over the half; and

●  Impairment charges were lower mostly from reduced write-offs direct which tend to be lower in the first half of the year.

First Half 2018 - First Half 2017

12% rise in cash earnings largely due to balance sheet growth, disciplined margin management and a reduction in impairment charges.

Net interest income up $363 million, 10%

●  5% increase in lending, with mortgages up 6%. Other lending was $1.0 billion lower across cards (with lower balance transfer accounts) and line of credit personal loans;

●  5% lift in deposits, with most of the increase in at call accounts, with online savings accounts up $5.5 billion and transaction accounts, including mortgage offset accounts, up $3.4 billion; and

●  Net interest margin was up 10 basis points from the impact of repricing of certain mortgage types and higher term deposit spreads.  This was partly offset by customer switching from interest only lending to principal and interest loans and the introduction of the Bank Levy on 1 July 2017 (6 basis points).

Non-interest income down $56 million, 13%

●  The decline was due to the elimination and reduction of certain fees (including ATM withdrawal fees and transaction and account keeping fees) reduced non-interest income by $24 million; and

●  Cards income was $30 million lower, mostly from changes to interchange income.

Operating expenses up $79 million, 5%

●  Most of the increase in operating expenses was due to higher spending on technology, investments and regulatory and compliance;

●  Increased marketing spend and costs to improve the customer experience; and

●  Productivity benefits largely offset business as usual expense increases.

Impairment charges down $39 million, 14%

●  Credit quality remains sound.  Other consumer delinquencies improved 21 basis points to 1.65% from improved collections processes; and

●  This, along with higher recoveries led to lower impairment charges.

[1] Source: RBA March 2018.

Westpac Group 2018 Interim Financial Results Announcement | 45

2018 Interim financial results
Divisional results

3.2                    Business Bank

Business Bank (BB) is responsible for sales and service to micro, SME and commercial business customers in Australia for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, property finance and treasury. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with Consumer Bank, BTFG and WIB in the sales and service of certain financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originator.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	2,021	1,975	1,910	2	6
Non-interest income	589	584	557	1	6
Net operating income before operating expenses
and impairment charges	2,610	2,559	2,467	2	6
Operating expenses	(930)	(921)	(897)	1	4
Profit before impairment charges and income tax expense	1,680	1,638	1,570	3	7
Impairment charges	(137)	(143)	(200)	(4)	(32)
Operating profit before tax	1,543	1,495	1,370	3	13
Tax and non-controlling interests	(463)	(450)	(412)	3	12
Cash earnings	1,080	1,045	958	3	13
Cash earnings adjustments	(2)	(5)	(5)	(60)	(60)
Net profit after tax	1,078	1,040	953	4	13
Operating expenses to net operating income
ratio (cash earnings basis)	35.63%	35.99%	36.36%	(36bps)	(73bps)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$bn	2018	2017	2017	Sept 17	Mar 17
Deposits
Term deposits	45.0	43.7	41.7	3	8
Other	63.3	63.3	60.6	-	4
Total deposits	108.3	107.0	102.3	1	6
Net loans
Mortgages	54.7	53.9	52.5	1	4
Business	89.5	87.9	86.2	2	4
Other	8.6	8.7	8.9	(1)	(3)
Provisions	(1.1)	(1.1)	(1.2)	-	(8)
Total net loans	151.7	149.4	146.4	2	4
Total assets	155.0	153.1	149.9	1	3

46 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

Financial performance

First Half 2018 - Second Half 2017

Cash earnings of $1,080 million was $35 million, or 3% higher than Second Half 2017. The result was supported by a 2% increase in net operating income before operating expenses and impairment charges, disciplined expense management and a 4% reduction in impairment charges.

Net interest income up $46 million, 2%

●  The 2% increase in lending was due to 2% growth across SME (including mortgages) and Commercial segments across a range of industries including property, entertainment and construction;

●  Deposits increased $1.3 billion, or 1%, with most of the growth in term deposits (up 3%); and

●  Net interest margin was 4 basis points higher from repricing on certain mortgages through 2017 and higher term deposit spreads. These gains were partially offset by the Bank Levy (3 basis points).

Non-interest income up $5 million, 1%	● The rise was supported by higher business line fees from both portfolio growth and from pricing for facilities including unused limits.
Operating expenses up $9 million, 1%

●  Most of the operating expense increase was due to higher investment related costs along with a rise in regulatory and compliance costs; and

●  Increases from business as usual costs have largely been offset by productivity benefits from:

-  Digital capabilities including increasing self-service and the take-up of e-statements;

-  Process improvements including the extension of the simplified loan origination platform (LOLA), greater use of electronic documents along with streamlining processes for customer on-boarding and credit risk reviews; and

-  Improving customer segmentation to better align customers to the right banker.

Impairment charges down $6 million, 4%

●  Credit quality remains sound, although the level of stressed assets to TCE increased 35 basis points to 2.48% from 2.13%.  Most of the increase in stress was from Commercial customers moving into watchlist; and

●  Auto finance delinquencies were higher, mostly due to seasonal trends; and

●  Lower impairment charges were driven by the reduction in impaired downgrades in the commercial portfolio, particularly on larger exposures.

First Half 2018 - First Half 2017

Cash earnings was $122 million, or 13% higher than First Half 2017 driven by profit before impairment charges and income tax expense growth of 7% and a 32% decline in impairment charges. Growth in profit before impairment charges and income tax expense was principally due to increased fee income and higher net interest margin.

Net interest income up $111 million, 6%

●  Lending growth of 4% was supported by an increase in SME (up 5%) and targeted industries, including professional services and agriculture;

●  An 8% increase in both term deposits and transaction balances supported the 6% rise in deposits; and

●  Net interest margin increased 8 basis points from an improvement in both asset and deposit spreads.  Margins increased from pricing changes on certain mortgages and business loans and higher deposit spreads from the maturity of some highly priced term deposits. This was partly offset by the impact of the Bank Levy (7 basis points).

Non-interest income up $32 million, 6%	● Higher line fees from both portfolio growth and the full period impact of repricing for certain facilities, including unused limits.
Operating expenses up $33 million, 4%

●  Increased investment spending and regulatory and compliance costs led to most of the increase; and

●  Business as usual cost increases were largely offset by efficiency gains from digitisation of processes including extending the LOLA loan origination platform to St.George business customers and improved segmentation of SME customers to bankers.

Impairment charges down $63 million, 32%

●  Credit quality remains sound, with total stressed assets to TCE of 2.48%.  Auto delinquencies were higher, but this was mostly due to the changes in treatment and reporting of hardship; and

●  Lower impairment charges were principally due to a decline in individual provisions in the commercial portfolio.

Westpac Group 2018 Interim Financial Results Announcement | 47

2018 Interim financial results
Divisional results

3.3                    BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is the Australian wealth management and insurance arm of the Westpac Group providing a broad range of associated services.  BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, wealth administration platforms, private wealth, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses third parties to manufacture certain general insurance products.  In managing risk across all insurance classes the division reinsures certain risks using external providers. In addition to the BT brand, BTFG operates a range of financial service brands along with the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

Following the sell down of Westpac’s investment in BT Investment Management (BTIM) to 10% in May 2017, the business is now accounted for as an available-for-sale investment. The only income from BTIM in First Half 2018 is $8 million of dividends received.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	285	274	237	4	20
Non-interest income	898	850	894	6	-
Net operating income before operating expenses
and impairment charges	1,183	1,124	1,131	5	5
Operating expenses	(601)	(610)	(589)	(1)	2
Profit before impairment charges and income tax expense	582	514	542	13	7
Impairment charges	(3)	(1)	(3)	200	-
Operating profit before tax	579	513	539	13	7
Tax and non-controlling interests	(175)	(156)	(160)	12	9
Cash earnings	404	357	379	13	7
Cash earnings adjustments	-	170	(10)	(100)	(100)
Net profit after tax	404	527	369	(23)	9
Operating expenses to net operating income
ratio (cash earnings basis)	50.80%	54.27%	52.08%	(347bps)	(128bps)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$bn	2018	2017	2017	Sept 17	Mar 17
Total assets	35.8	35.2	35.3	2	1
Total funds	197.7	191.4	191.5	3	3

48 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

Financial performance

First Half 2018 - Second Half 2017

Cash earnings of $404 million, was $47 million or 13% higher than Second Half 2017.  While the business continued to grow with higher funds, increased insurance premiums and a rise in lending, performance was impacted by seasonally higher insurance claims. Cash earnings growth for the half also benefited from the non-repeat of provisions for customer refunds and payments raised in Second Half 2017 of $58 million (post-tax).

Net interest income up $11 million, 4%

●  Continued growth in Private Wealth was primarily driven by a 3% rise in deposits and 3% rise in loans; and

●  Net interest margin was up 8 basis points from pricing changes to certain mortgage types and higher deposit spreads. These were partly offset by the impact of the Bank Levy ($5 million).

Non-interest income up $48 million, 6%

●  Funds Management contribution was up $94 million (or 18%):

-  Lift in funds income mainly due to provisions raised in Second Half 2017 for customer refunds and payments ($83 million) not repeated. This was partially offset by lower margins from product mix changes, including the migration to MySuper products which has now been completed and a lower regulatory change levy;

-  Panorama has seen funds on the platform rise by around 40% to $9.4 billion.  These gains have been partially offset by net outflows on legacy platforms, with some third party advisors switching customers to their own platforms;

-  A higher contribution from investments in boutique funds also contributed to the rise; and

-  Offsetting growth has been lower advice income ($6 million) mostly from reduced activity.

●  Insurance income was $42 million (or 15%) lower:

-  General insurance was $40 million lower from higher claims including for major weather events (Victorian hailstorms, Cyclone Marcus in the Northern Territory along with New South Wales and Victorian bushfires);

-  Life insurance was higher from an increase in in-force premiums. The rise was principally due to BTFG commencing management of Group Insurance for BTFG Corporate Super; and

-  LMI contribution was $3 million lower, as the volume of higher LVR loans written was lower.

●  Returns on capital were $4 million down due to a lower investment contribution.

Operating expenses down $9 million, 1%

●  The decline in operating expenses over the half was mostly due to seasonal factors as expenses tend to be higher in the second half of the year to support end of financial year activities;

●  Productivity savings, including from the centralisation of certain activities, more than offset business as usual expense increases; and

●  Partly offsetting this, investment expenses were higher mostly from costs associated with the continued development of Panorama.

First Half 2018 - First Half 2017

Cash earnings was $25 million or 7% higher than First Half 2017, mostly due to higher net interest income from balance sheet growth and an increase in net interest margin.

Net interest income up $48 million, 20%

●  Balance sheet growth was mostly due to Private Wealth with deposit growth of 7% and lending up 8%; and

●  Net interest margin was up 33 basis points mostly due to pricing changes of certain mortgage types and term deposits.  These were partly offset by the impact of the Bank Levy ($9 million).

Non-interest income up $4 million, flat

●  The Funds Management contribution was down $15 million (or 2%), this was mostly due to lower revenue following the further sale of shares in BTIM (with $23 million recorded in First Half 2017 and $8 million in First Half 2018);

-  Funds revenue was also higher, with 8% growth in average funds, including from higher markets, partially offset by lower margins from product mix changes; and

-  Advice income was $20 million lower mostly from reduced activity, partly offset by higher Ascalon seed pool performance ($14 million).

●  Insurance income was up $29 million (or 14%);

-  General insurance income was $34 million higher mostly from lower claims associated with seasonal weather events which were $44 million lower in First Half 2018;

-  Life insurance income was $7 million higher with growth in in-force premiums including from the management of Group Insurance for BTFG Corporate Super.  These gains were partly offset by higher claims; and

-  LMI contribution was lower from a reduction in loans originated with an LVR >90%.

●  Capital and other income was down $10 million mostly related to higher hedging costs.

Operating expenses up $12 million, 2%

●  Most of the increase in operating expenses was from investment related spending, including costs associated with Panorama;

●  Regulatory and compliance costs have remained high but were flat compared to the prior corresponding period; and

●  Productivity savings mostly offset business as usual expense increases.

Westpac Group 2018 Interim Financial Results Announcement | 49

2018 Interim financial results
Divisional results

3.3.1         Funds Management business

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	281	268	228	5	23
Non-interest income[1]	631	537	646	18	(2)
Net operating income before operating expenses and impairment charges	912	805	874	13	4
Operating expenses	(544)	(549)	(535)	(1)	2
Profit before impairment charges and income tax expense	368	256	339	44	9
Impairment charges	(4)	(2)	(1)	100	large
Operating profit before tax	364	254	338	43	8
Tax and non-controlling interests	(111)	(79)	(100)	41	11
Cash earnings	253	175	238	45	6
Cash earnings adjustments	-	170	(10)	(100)	(100)
Net profit after tax	253	345	228	(27)	11
Operating expenses to net operating income ratio (cash earnings basis)	59.65%	68.20%	61.21%	large	(156bps)

Movement of Group Funds

	As at					As at	As at	% Mov’t	% Mov’t
	31 March			Net	Other	30 Sept	31 March	Mar 18 -	Mar 18 -
$bn	2018	Inflows	Outflows	Flows	Mov’t2	2017	2017	Sept 17	Mar 17
Superannuation	37.4	1.9	(1.7)	0.2	1.0	36.2	35.8	3	4
Platforms	118.6	12.0	(12.2)	(0.2)	3.5	115.3	113.3	3	5
Packaged funds[3]	38.0	3.2	(2.5)	0.7	0.9	36.4	38.4	4	(1)
Other[4]	3.7	-	-	-	0.2	3.5	4.0	6	(8)
Total funds	197.7	17.1	(16.4)	0.7	5.6	191.4	191.5	3	3

Market share in key Australian wealth products are displayed below.

Current Australian market share[5]	Market
Product	share	Rank
Platforms (includes Wrap and Corporate Super)	18.4%	1
Retail (excludes Cash)	17.5%	1
Corporate Super	12.6%	3

[1]  Second Half 2017 includes investments revaluation loss of $32 million.

[2]  Other movement includes market movement and other client transactions including fund transfers, account fees and distributions.

[3]  Packaged funds include Advance and Management Accounts.

[4]  Other includes Capital and Reserves.

[5]  Market share of Group Funds based on published market share statistics from Strategic Insight as at 31 December 2017 and represents the addition of St.George Wealth and BT Wealth business market share at this time.

50 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

3.3.2         Insurance business

The Insurance business result includes the Westpac and St.George Life Insurance, General Insurance and Lenders Mortgage Insurance (LMI) businesses.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	3	4	6	(25)	(50)
Non-interest income	243	285	214	(15)	14
Net operating income before operating expenses
and impairment charges	246	289	220	(15)	12
Operating expenses	(55)	(49)	(50)	12	10
Profit before impairment charges and income tax expense	191	240	170	(20)	12
Impairment (charges) / benefits	-	2	(2)	(100)	(100)
Operating profit before tax	191	242	168	(21)	14
Tax and non-controlling interests	(58)	(69)	(51)	(16)	14
Cash earnings	133	173	117	(23)	14
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	133	173	117	(23)	14
Operating expenses to net operating income
ratio (cash earnings basis)	22.36%	16.96%	22.73%	large	(37bps)

Cash earnings				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Life Insurance	75	84	76	(11)	(1)
General Insurance	43	73	18	(41)	139
Lenders Mortgage Insurance	15	16	23	(6)	(35)
Total cash earnings	133	173	117	(23)	14

Insurance key metrics
Life Insurance in-force premiums				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Life Insurance in-force premiums at start of period	1,068	1,030	973	4	10
Sales / New Business[1]	283	112	122	153	132
Lapses	(75)	(74)	(65)	1	15
Life Insurance in-force premiums at end of period[2]	1,276	1,068	1,030	19	24

Claims ratios[3] for Insurance Business				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
(%)	March 18	Sept 17	March 17	Sept 17	Mar 17
Life Insurance	44	35	38	26	16
General Insurance	54	35	71	54	(24)
Lenders Mortgage Insurance	20	27	7	(26)	186

Gross written premiums				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
General Insurance gross written premium	251	258	250	(3)	-
Lenders Mortgage Insurance gross written premium[4]	90	109	141	(17)	(36)

[1]  First Half 2017 includes a methodology change for the calculation of premium discounts, creating a one-off increase of $32 million.  This has no impact on earned premiums. Sales/New Business for First Half 2018 includes $201 million from Group Life insurance for BTFG Corporate Super.

2  As at 1 January 2018, Westpac Life Insurance Services Limited became the preferred insurer for BTFG Corporate Superannuation members. The life insurance in-force premium for First Half 2018 consists of $1 billion retail, $276 million Group Life Insurance. (Second Half 2017: $993 million retail, $75 million Group Life Insurances; First Half 2017: $966 million retail, $64 million Group Life insurance).

[3]  Claims ratios are claims over earned premium plus reinsurance rebate. The lenders mortgage insurance claims ratios have been calculated to include exchange commission.

4  LMI gross written premium includes loans >90% LVR reinsured with Arch Reinsurance Limited. First Half 2018 gross written premiums includes $62 million from the arrangement (Second Half 2017: $73 million; First Half 2017 $107 million).

Westpac Group 2018 Interim Financial Results Announcement | 51

2018 Interim financial results
Divisional results

3.4                    Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, and financial and debt capital markets. Customers are supported throughout Australia as well as via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs including across foreign exchange and fixed interest solutions.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	675	672	656	-	3
Non-interest income	749	749	958	-	(22)
Net operating income before operating expenses and impairment charges	1,424	1,421	1,614	-	(12)
Operating expenses	(675)	(680)	(671)	(1)	1
Profit before impairment charges and income tax expense	749	741	943	1	(21)
Impairment (charges) / benefits	17	8	(64)	113	large
Operating profit before tax	766	749	879	2	(13)
Tax and non-controlling interests	(215)	(219)	(250)	(2)	(14)
Cash earnings	551	530	629	4	(12)
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	551	530	629	4	(12)
Operating expenses to net operating income ratio (cash earnings basis)	47.40%	47.85%	41.57%	(45bps)	large

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$bn	2018	2017	2017	Sept 17	Mar 17
Deposits	98.9	92.1	98.5	7	-
Net loans
Loans	76.4	74.4	72.1	3	6
Provisions	(0.3)	(0.3)	(0.5)	-	(40)
Total net loans	76.1	74.1	71.6	3	6
Total assets	104.8	103.1	104.0	2	1
Total funds	6.6	12.5	11.3	(47)	(42)

Revenue contribution

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Lending and deposit revenue	790	785	764	1	3
Markets, sales and fee income	451	447	504	1	(11)
Total customer revenue	1,241	1,232	1,268	1	(2)

Derivative valuation adjustments	-	27	19	(100)	(100)
Trading revenue	161	71	246	127	(35)
Hastings	23	63	30	(63)	(23)
Other[1]	(1)	28	51	large	large
Total WIB revenue	1,424	1,421	1,614	-	(12)

[1] Includes capital benefit and the Bank Levy.

52 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

Financial performance

First Half 2018 - Second Half 2017

Cash earnings of $551 million was $21 million, or 4%, higher than Second Half 2017.  This was supported by the 1% increase in profit before impairment charges and income tax expense and an impairment benefit.

Net interest income up $3 million, flat

•  Loans increased 3% primarily with growth in Asia trade finance ($1.2 billion) and lending across financial institutions, natural resources and large corporates;

•  Deposits were up 7% primarily from higher Australian term deposits and term deposits originating in Asia supporting the higher lending in that region; and

•  Net interest margin declined 4 basis points, primarily from the full period impact of the Bank Levy (3 basis points).

Non-interest income flat

•  Markets income was higher mostly from higher income across commodities and foreign exchange; and

•  Partially offset by a lower Hastings contribution including seasonally lower performance fees ($30 million).

Operating expenses down $5 million, 1%	• Productivity initiatives, including refinement of the division’s operating model, led to the 1% reduction in operating expenses.
Impairment benefit of $17 million, up $9 million

•  Impaired assets to TCE reduced 3 basis points to 0.04% with no new large impaired assets emerging over the period; and

•  Impairment charges were a benefit from write-backs following the successful work-out of several impaired facilities.

First Half 2018 - First Half 2017

Cash earnings was $78 million or 12% lower compared to First Half 2017.  The primary reason for the decline was the higher markets performance in the prior corresponding period which was not repeated.

Net interest income up $19 million, 3%

•  Loans increased 6% with growth in Asia (including trade finance of $1.7 billion) and utilisation of mortgage warehouse facilities following the run-down of balances in First Half 2017 as loans were securitised;

•  Deposits were up $0.4 billion although there was a shift in the composition of Australian deposits with higher transaction balances offset by lower term deposits.  Offshore deposits were up, consistent with the growth in lending in Asia; and

•  Net interest margin was 2 basis points higher from disciplined loan pricing and changes in deposit mix, partly offset by the impact of the Bank Levy (7 basis points).

Non-interest income down $209 million, 22%

•  Markets revenue was lower compared to First Half 2017, which benefited from strong trading income and fees associated with a number of large customer transactions. By comparison, fewer large transactions occurred in First Half 2018.

Operating expenses up $4 million, 1%	• Operating expense growth of 1% was mainly due to increased risk and compliance costs. Productivity savings largely offset business as usual expenses.
Impairment benefit $17 million compared to an impairment charge of $64 million

•  Credit quality remained sound, with the ratio of impaired assets to TCE down 14 basis points following the work-out and write-off of some larger facilities; and

•  The movement in impairment charges was due primarily to a small number of large impairments in First Half 2017 that were not repeated.

Westpac Group 2018 Interim Financial Results Announcement | 53

2018 Interim financial results
Divisional results

3.5                    Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. Westpac New Zealand also maintains its own infrastructure, including technology, operations and treasury.  All figures are in New Zealand dollars (NZ$).

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
NZ$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	922	899	839	3	10
Non-interest income	244	252	259	(3)	(6)
Net operating income before operating expenses
and impairment charges	1,166	1,151	1,098	1	6
Operating expenses	(468)	(475)	(487)	(1)	(4)
Profit before impairment charges and income tax expense	698	676	611	3	14
Impairment (charges) / benefits	(27)	40	36	large	large
Operating profit before tax	671	716	647	(6)	4
Tax and non-controlling interests	(189)	(208)	(184)	(9)	3
Cash earnings	482	508	463	(5)	4
Cash earnings adjustments	10	(8)	(7)	large	large
Net profit after tax	492	500	456	(2)	8
Operating expenses to net operating income
ratio (cash earnings basis)	40.14%	41.27%	44.35%	(113bps)	large

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
NZ$bn	2018	2017	2017	Sept 17	Mar 17
Deposits
Term deposits	31.6	30.0	27.8	5	14
Other	30.0	28.4	29.0	6	3
Total deposits[1]	61.6	58.4	56.8	5	8
Net loans
Mortgages	47.9	46.9	46.2	2	4
Business	29.5	28.6	28.6	3	3
Other	2.1	2.2	2.1	(5)	-
Provisions	(0.4)	(0.4)	(0.4)	-	-
Total net loans	79.1	77.3	76.5	2	3
Total assets	89.8	88.3	87.1	2	3
Total funds	10.3	10.1	9.7	2	6

[1] Total deposits in this table refer to total customer deposits.

54 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

Financial performance (NZ$)

First Half 2018 - Second Half 2017

Profit before impairment changes and income tax expense increased 3% over the half supported by a 6 basis point increase in net interest margin and productivity benefits.  An impairment charge of NZ$27 million in First Half 2018, compared to an impairment benefit of NZ$40 million in Second Half 2017, resulted in cash earnings being 5% lower than Second Half 2017.

Net interest income up $23 million, 3%

•  Lending increased 2%, a little below system as the division focused on return over growth.  The increase was split across mortgages and business lending.  Three quarters of the mortgage growth was in owner occupied lending while business growth was across a broad range of sectors;

•  Deposits increased 5% over the half, fully funding loan growth. Growth was spread evenly across term and at call accounts from both consumers and businesses; and

•  Net interest margin was up 6 basis points from some repricing of mortgages and business lending.  These were partly offset by lower deposit spreads from changes in deposit mix (as customers switched to higher yield term deposits) and competition for term deposits.

Non-interest income down $8 million, 3%	• Decline was due primarily to lower cards income and a decline in institutional fees; and • Higher income from a further rise in total funds which was up 2%, partly offset the decline.
Operating expenses down $7 million, 1%

•  In 2017 New Zealand completed the first phase of its transformation program, with the benefits from that program continuing to flow through.  Project spend associated with the program was also lower; and

•  Productivity savings from this program included lower network costs with fewer branches (a further five branches closed in First Half 2018), increased self-serve and digitising more activity.

Impairment charge of $27 million compared to an impairment benefit of $40 million

•  Credit quality improved with stressed assets to TCE reducing 20 basis points to 1.86%.  The decline was mostly due to the continued improvement in the dairy sector.  Other consumer delinquencies increased 29 basis points to 86 basis points, mostly from an operational issue in credit card collections; and

•  The movement in impairment charges was principally due to increasing consumer delinquencies and Second Half 2017 benefiting from write-backs on some large facilities and improvements in the dairy industry.

Westpac Group 2018 Interim Financial Results Announcement | 55

2018 Interim financial results
Divisional results

First Half 2018 - First Half 2017

Profit before impairment changes and income tax expense increased 14% supported by a 19 basis point rise in net interest margin and productivity benefits leading to lower expenses.  An impairment charge of NZ$27 million in First Half 2018, compared to an impairment benefit of NZ$36 million in First Half 2017, resulted in lower cash earnings growth (4%).

Net interest income up $83 million, 10%

•  Two thirds of the 3% growth in lending was in mortgages with most of the remainder in business lending across a broad range of sectors;

•  Deposit balances grew around twice the level of lending resulting in the deposit to loan ratio increasing by over three percentage points.  Most deposit growth was in term products as customers sought higher yields in the low interest rate environment; and

•  Net interest margin was 19 basis points higher, supported by disciplined growth and repricing of certain mortgages and business loans.  First Half 2017 also included a one-off $10 million adjustment (a cost) associated with accelerating the amortisation of deferred mortgage costs (this contributed 2 basis points to the rise in margins). These benefits were partly offset by lower deposit spreads from competition for term deposits.

Non-interest income down $15 million, 6%

•  Decline was primarily from the full period impact of removing certain consumer fees in 2017.  Institutional banking fees were also lower given reduced activity; and

•  Declines were partially offset by fees from a 6% increase in total funds balances and higher insurance income from lower claims.  Merchant fees were also higher following some repricing through the half.

Operating expenses down $19 million, 4%

•  The decline in expenses was due to productivity initiatives flowing from the division’s transformation program.  This included increased self-serve and digitisation of activity, which supported a net reduction of six branches along with savings from reviews of major contracts.  Project spend associated with the program was also lower.

Impairment charge of $27 million compared to an impairment benefit of $36 million

•  Credit quality remained sound with stressed assets to TCE reducing 55 basis points to 1.86%.  The decline was due mostly to improved conditions in the dairy sector.  Consumer 90+ day delinquencies were higher but continued to be at near historic lows; and

•  The movement in impairment charges was mostly due to the absence of the benefits reflected in First Half 2017 from the work-out and write-back of a few large facilities.

56 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

3.5.1         Westpac New Zealand division performance (A$ Equivalent)

Results have been translated into Australian dollars (A$) at the average exchange rates for each reporting period, First Half 2018: $1.0926 (Second Half 2017: $1.0731; First Half 2017: $1.0599).  Unless otherwise stated, assets and liabilities have been translated at spot rates as at the end of the period, First Half 2018: $1.0652 (Second Half 2017: $1.0867; First Half 2017: $1.0938).

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	843	838	791	1	7
Non-interest income	224	235	245	(5)	(9)
Net operating income before operating expenses
and impairment charges	1,067	1,073	1,036	(1)	3
Operating expenses	(429)	(442)	(461)	(3)	(7)
Profit before impairment charges and income tax expense	638	631	575	1	11
Impairment (charges) / benefits	(24)	37	35	large	large
Operating profit before tax	614	668	610	(8)	1
Tax and non-controlling interests	(173)	(187)	(174)	(7)	(1)
Cash earnings	441	481	436	(8)	1
Cash earnings adjustments	10	(7)	(7)	large	large
Net profit after tax	451	474	429	(5)	5
Operating expenses to net operating income
ratio[1] (cash earnings basis)	40.14%	41.27%	44.35%	(113bps)	large

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$bn	2018	2017	2017	Sept 17	Mar 17
Deposits[2]	57.9	53.7	51.9	8	12
Net loans	74.3	71.1	70.0	5	6
Total assets	84.3	81.3	79.6	4	6
Total funds	9.7	9.3	8.9	4	9

[1] Ratios calculated using NZ$. [2] Deposits refer to total customer deposits.

Westpac Group 2018 Interim Financial Results Announcement | 57

2018 Interim financial results
Divisional results

3.6                              Group Businesses

This segment comprises:

•

Treasury which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

•

Group Technology[1], which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

•	Core Support[2], which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal and human resources; and

•

Group Businesses also includes earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s Fintech investments, and certain other head office items such as centrally raised provisions.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	437	291	422	50	4
Non-interest income	13	(14)	(19)	large	large
Net operating income before operating expenses
and impairment charges	450	277	403	62	12
Operating expenses	(289)	(224)	(232)	29	25
Profit before impairment charges and income tax expense	161	53	171	large	(6)
Impairment (charges) / benefits	(13)	32	11	large	large
Operating profit before tax	148	85	182	74	(19)
Tax and non-controlling interests	(90)	(77)	(98)	17	(8)
Cash earnings	58	8	84	large	(31)
Cash earnings adjustments	(46)	(62)	(30)	(26)	53
Net profit after tax	12	(54)	54	large	(78)

Treasury				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net interest income	406	272	403	49	1
Non-interest income	6	5	3	20	100
Net operating income before operating expenses
and impairment charges	412	277	406	49	1
Cash earnings	269	172	264	56	2
Cash earnings adjustments	(37)	(119)	(50)	(69)	(26)
Net profit after tax	232	53	214	large	8

Treasury Value at Risk (VaR)[3]
$m		Average	High	Low
Six months ended 31 March 2018		39.3	56.7	27.0
Six months ended 30 September 2017		33.2	57.4	24.2
Six months ended 31 March 2017		43.6	56.4	31.4

[1]    Costs are fully allocated to other divisions in the Group.

[2]    Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

3    VaR includes trading book and banking book exposures. The banking book component includes interest rate risk, credit spread risk in liquid assets and other basis risks as used for internal management purposes.

58 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Divisional results

Financial performance

First Half 2018 - Second Half 2017

Cash earnings increased $50 million in the half primarily from higher Treasury revenue, offset by increased expenses and higher impairment charges.

Net operating income up $173 million, 62%

●  Net interest income increased $146 million primarily from Treasury related to interest rate risk management, including management of short-term basis risk; and

●  Non-interest income increased $27 million due to the impact of New Zealand earnings hedges and a $10m gain on asset sales.

Expenses up $65 million, 29%	● Increase in costs associated with the Royal Commission; ● Additional employee costs; and ● Lower GST and payroll tax recoveries.
Impairment charges $45 million movement

●  Movement in impairments reflecting a change to centrally held overlays, predominantly from an increase in the overlays provision in the half ($12 million), compared to a $32 million benefit in Second Half 2017.

Tax and non-controlling interests up $13 million, 17%	● Effective tax rate is higher than the Australian company tax rate of 30%, mostly due to the impact of hybrid distributions that are not tax deductible.

First Half 2018 - First Half 2017

Cash earnings decreased $26 million primarily from increased expenses and higher impairment charges, partly offset by higher non-interest income.

Net operating income up $47 million, 12%	● Impact of New Zealand earnings hedges and gain from asset sales; and ● Treasury revenue was little changed.
Expenses up $57 million, 25%	● Higher regulatory and compliance costs, including costs associated with the Royal Commission; ● An increase in employee costs; and ● Expenses associated with the Group’s fintech investments.
Impairment charges $24 million movement	● Movement in impairments reflecting a $13 million charge, primarily from an increase in the centrally held overlay provision during the half, compared to an $11 million benefit in First Half 2017.

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Table of contents

4.0	Interim financial report 2018
4.1	Directors’ report		61
4.2	Consolidated income statement		86
4.3	Consolidated statement of comprehensive income		87
4.4	Consolidated balance sheet		88
4.5	Consolidated statement of changes in equity		89
4.6	Consolidated cash flow statement		90
4.7	Notes to the consolidated financial statements		91
	Note 1	Basis of preparation	91
	Note 2	Segment reporting	94
	Note 3	Net interest income	98
	Note 4	Non-interest income	99
	Note 5	Operating expenses	100
	Note 6	Income tax	101
	Note 7	Earnings per share	102
	Note 8	Average balance sheet and interest rates	103
	Note 9	Loans	104
	Note 10	Provisions for impairment charges	105
	Note 11	Credit quality	106
	Note 12	Deposits and other borrowings	108
	Note 13	Fair values of financial assets and liabilities	109
	Note 14	Contingent liabilities, contingent assets and credit commitments	115
	Note 15	Shareholders’ equity	118
	Note 16	Notes to the consolidated cash flow statement	120
	Note 17	Subsequent events	121
4.8	Statutory statements		122

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2018 Interim financial report
Directors’ report

4.0                Interim financial report 2018

4.1                Directors’ report

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2018.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Name	Position
Lindsay Maxsted	Chairman since December 2011 and Director since March 2008.
Brian Hartzer	Managing Director & Chief Executive Officer since February 2015.
Nerida Caesar	Director since September 2017.
Ewen Crouch AM	Director since February 2013.
Alison Deans	Director since April 2014.
Craig Dunn	Director since June 2015.
Robert Elstone	Retired in December 2017. Director from February 2012.
Peter Hawkins	Director since December 2008.
Peter Marriott	Director since June 2013.
Peter Nash	Director since March 2018.

Review and results of the Group’s operations during the half year

Net profit attributable to owners of Westpac Banking Corporation for First Half 2018 was $4,198 million, an increase of $291 million or 7% compared to First Half 2017. Features of this result included a $384 million or 4% increase in net operating income before operating expenses and impairment charges, a $92 million or 2% increase in operating expenses and a $100 million or 20% decrease in impairment charges.

Net interest income increased $665 million or 9% compared to First Half 2017, with total loan growth of 5%, mostly from Australian housing which grew 6%. Reported net interest margin increased 11 basis points to 2.16%, reflecting higher spreads on certain mortgage types (including investor lending and loans with an interest-only feature), and increased deposit spreads. These were partly offset by the Bank Levy which was effective from July 2017.

Non-interest income decreased $281 million or 9% compared to First Half 2017 primarily due to a decrease in trading income of $226 million and the impact of economic hedges on New Zealand earnings ($63 million lower).

Operating expenses increased $92 million or 2% compared to First Half 2017. The rise in operating expenses includes annual salary increases and higher technology expenses related to the Group’s investment program and a rise in regulatory and compliance costs, including costs associated with the Royal Commission. These increases were partly offset by productivity benefits and lower amortisation of intangibles.

Impairment charges were $100 million or 20% lower compared to First Half 2017. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.09%, down 5 basis points compared to First Half 2017. The decrease in the impairment charges was primarily due to reduced individual provisions for larger facilities.

The effective tax rate of 30.4% was lower than the First Half 2017 effective tax rate of 30.7%.

The Board has determined an interim dividend of 94 cents per share, unchanged compared to the interim dividend determined for First Half 2017.  The interim dividend is fully franked.

A review of the operations and results of the Group and its divisions for the half year ended 31 March 2018 is set out in Section 2 and Section 3 of this Interim Financial Results Announcement and in ‘Risk factors’, which forms part of the Directors’ Report.

Further information about our financial position and financial results is included in the financial statements, which form part of the Interim financial report.

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Significant developments

Corporate significant developments

Bank Levy for Authorised Deposit-taking Institutions (ADIs)

On 23 June 2017, legislation was enacted that introduced a new levy on ADIs with liabilities of at least $100 billion (Bank Levy). The Bank Levy became effective from 1 July 2017 and the rate is set at 0.06% per annum of certain ADI liabilities. There is no end date provided for the Bank Levy.

Royal Commission into the banking, superannuation and financial services industries

On 14 December 2017, the Australian Government established a Royal Commission into potential misconduct in Australia’s banks and other financial services entities. The terms of reference for the Royal Commission require it to consider (amongst other things) the conduct of banks, insurers, financial service providers, superannuation funds (not including self-managed superannuation funds) and intermediaries between borrowers and lenders, and the effectiveness of Australian regulators in addressing misconduct in financial institutions. The Royal Commission is not required to inquire into matters such as the financial stability of Australia’s banks. A final report is to be provided by the Commission to the Australian Government by 1 February 2019, and an interim report may be produced no later than 30 September 2018.

The Royal Commission is currently investigating potential misconduct and conduct, practices, behaviour or business activities by financial services entities that may fall below community standards and expectations. The Commission has invited public submissions to identify instances of alleged misconduct and systemic issues which may have contributed to such conduct as well as the public’s views on what changes the Royal Commission should recommend. Public hearings have also taken place (with more expected to be scheduled) to consider aspects of alleged conduct in the financial services industry in greater detail, in which a number of consumers have given evidence of their particular experiences.

Westpac participated in the first and second round of public hearings relating to consumer lending practices and the provision of financial advice. In closing submissions for these hearings, Counsel Assisting identified a number of issues that have the potential to impact the broader financial services industry. These issues included matters such as the appropriateness of various industry practices, including the treatment of customers, remuneration, governance and compliance with legal and regulatory obligations, as well as aspects of industry structure.

In addition, Counsel Assisting identified a number of findings it regarded as open to the Commission to make in respect of the case studies the Commission considered during the hearing phases. These include certain breaches of the Corporations Act 2001 (Cth), National Consumer Credit Protection Act 2009 (Cth) and Australian Securities and Investments Commission Act 2001 (Cth) by various financial services entities including Westpac.

The Commission will consider Counsel Assisting’s submissions and determine whether or not to make findings of misconduct by relevant financial services entities including, potentially, Westpac. The terms of reference also require the Royal Commission to investigate the adequacy of existing laws and policies of the Federal Government relating to the provision of banking, superannuation and financial services, and whether any further changes to the legal framework are necessary to minimise the likelihood of misconduct. Consequently, as part of its findings, the Royal Commission is likely to recommend changes to Australia’s legal framework regarding certain aspects of financial services. In the event that the Federal Government supports the recommended changes, it may make changes to legislation and regulation. The Royal Commission will also investigate the practices of our regulators. These investigations, and any findings or recommendations made by the Royal Commission, may lead to regulators commencing investigations into various financial services entities including Westpac, which could subsequently result in administrative or enforcement action being taken. It could also lead to our regulators altering their existing policies and practices (including increasing their expectations for entities that they regulate, including Westpac).

Parliamentary inquiries and other reviews

On 16 September 2016, the Chairman of the House of Representatives Standing Committee on Economics announced that the Committee had commenced its Review of the Four Major Banks (Parliamentary Review). The terms of reference for the Parliamentary Review are wide-ranging, with one area of focus being how individual banks and the industry as a whole are responding to issues identified through other inquiries, including through the Australian Banking Association (ABA) action plan. Westpac attended public hearings of the Parliamentary Review on 6 October 2016, 8 March 2017 and 11 October 2017. Westpac will appear at the next round of public hearings on 11 October 2018.

The first report of the Parliamentary Review was published on 24 November 2016 and contained ten recommendations.

The second report was published on 21 April 2017. In its second report, the Committee restated its support for the recommendations in the first report and supported a recommendation of the Australian Small Business and Family Enterprise Ombudsman to remove non-monetary default clauses in small business loan contracts.

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The third report was published on 7 December 2017. In its third report, the Committee made recommendations to ensure merchants have the choice of how to process “tap and go” payments on dual network cards, that the Australian Competition and Consumer Commission (ACCC) as part of its inquiry into residential mortgage products should assess the repricing of interest-only mortgages that occurred in June 2017, that legislation is introduced to mandate banks’ participation in Comprehensive Credit Reporting and that the Attorney-General should review the threshold transaction reporting obligations in light of the issues identified in the Australian Transaction Reports and Analysis Centre’s case against the Commonwealth Bank of Australia.

In May 2017, the Australian Government announced that it supported nine of the ten recommendations made by the Committee in its first report and announced a range of measures designed to implement these recommendations, such as:

●             the introduction of the Banking Executive Accountability Regime (discussed below);

●    an independent review to recommend the best approach to implement an open banking regime with respect to banking product and consumer data (discussed below); and

●    the creation of a new dispute resolution framework, including the establishment of the Australian Financial Complaints Authority, which is designed to be a single external dispute resolution body for the handling of financial and superannuation disputes and is expected to be operational by 1 November 2018.

On 29 November 2016, the Senate referred an inquiry into the regulatory framework for the protection of consumers, including small businesses, in the banking, insurance and financial services sector to the Senate Economics References Committee. The terms of reference for the inquiry focus on a range of matters relating to the protection of consumers against wrongdoing in the sector. They also require the inquiry to examine the availability and adequacy of redress and support for consumers who have been victims of wrongdoing. The inquiry is scheduled to produce a report by 26 June 2018.

In addition to the reviews and inquiries mentioned above, the ACCC is undertaking a specific inquiry, until 30 June 2018, into the pricing of residential mortgages by those banks affected by the Bank Levy (including Westpac), which includes monitoring the extent to which the Bank Levy is passed on to customers. An interim report was published in March 2018 and a final report is due later in 2018.

The inquiry into the pricing of residential mortgages is the first task of the Financial Services Unit (FSU), established by the ACCC in 2017 to undertake regular inquiries into specific financial services competition issues. From July 2018 onwards, the FSU will commence market studies work. The precise scope of that work has not yet been determined, and could include a review of the impact of regulatory measures which affect the ability of smaller banks to compete against the major banks, barriers to entry in financial services markets and consumer switching.

On 1 May 2018, in the context of the publication of the final report in relation to the prudential inquiry into The Commonwealth Bank of Australia, APRA indicated that all regulated financial institutions would benefit from conducting a self-assessment into their frameworks and practices in relation to governance, culture and accountability. For large financial institutions such as Westpac, APRA noted it will also be seeking written assessments in relation to these matters that have been reviewed and endorsed by their Board. It is expected that matters relating to governance, culture and accountability will continue to be ongoing areas of focus for APRA.

As these reviews and inquiries progress, they may lead to further regulation and reform.

Open banking regime

On 9 February 2018 the final report of the Review into Open Banking in Australia was released. The report makes 50 recommendations in total, including recommendations on:

●             the regulatory framework to support open banking;

●             what data should be shared and with whom;

●             what safeguards are needed to inspire confidence in data sharing;

●             how data should be transferred; and

●             how open banking should be rolled out.

A Government response to the report is expected in 2018. The report recommends that the major banks, including Westpac, would need to achieve compliance 12 months after the Government response. Westpac lodged a submission with Treasury on 23 March 2018 in response to the review.

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Banking Executive Accountability Regime

In February 2018, the Australian Parliament enacted the Banking Executive Accountability Regime (BEAR), which will be included in the Banking Act 1959. The Government’s stated intention is to introduce a strengthened responsibility and accountability framework for the most senior and influential directors and executives in ADI groups (referred to as ‘accountable persons’ under BEAR). BEAR applies to large ADIs, such as Westpac, from 1 July 2018 (with transitional arrangements for certain aspects of BEAR).

BEAR involves a range of new measures, including:

●             imposing a set of requirements to be met by ADIs and accountable persons, including accountability obligations;

●    requirements for ADIs to register accountable persons with APRA prior to their commencement in an accountable person role, to maintain and provide APRA with a map of the roles and responsibilities of accountable persons across the ADI group, and to give APRA accountability statements for each accountable person detailing that individual’s roles and responsibilities; and

●    new and stronger APRA enforcement powers, including disqualification powers in relation to accountable persons who breach the obligations of BEAR and a new civil penalty regime that will enable APRA to seek civil penalties in the Federal Court of up to $210 million (for large ADIs, such as Westpac) where an ADI breaches its obligations under BEAR and the breach relates to ‘prudential matters’.

Productivity Commission Inquiry into Competition in the Australian Financial System

In May 2017, the Australian Government announced a Productivity Commission inquiry into competition in the financial system. This review was a recommendation of the Financial System Inquiry. The terms of reference are broad and require the Productivity Commission to review competition in Australia’s financial system with a view to improving consumer outcomes, the productivity and international competitiveness of the financial system and the economy more broadly, and supporting ongoing financial system innovation, while balancing these with financial stability objectives.

The Productivity Commission released its draft report on 7 February 2018 in which it found that financial system regulation since the Global Financial Crisis had favoured stability over competition. A number of the Productivity Commission’s draft recommendations were aimed at addressing this perceived regulatory imbalance, including that:

●             the Australian Government implement an open banking system (refer to section on open banking regime above);

●             an existing regulator receive a mandate to ‘champion’ competition in the financial system;

●             ASIC impose a clear duty on mortgage aggregators that are owned by lenders to act in the consumer’s best interest;

●             the Australian Government require all lenders to offer customers refunds for the cost of lenders mortgage insurance when customers elect to refinance or pay out their loan; and

●             the Payments System Board introduce a ban on card payment interchange fees by mid-2019.

Westpac has responded to the draft report and the proposed recommendations. The Productivity Commission is due to hand its final report to the Government by 1 July 2018, after which it is expected that the Government will consider and respond to the Productivity Commission’s findings.

Australian Banking Association Banking Reform Program and industry initiatives

On 21 April 2016, the ABA announced an action plan to protect consumer interests, increase transparency and accountability and build trust and confidence in banks.

The reform program includes a number of industry-led initiatives including:

●             a review of product sales commissions and product based payments;

●             the establishment of an independent customer advocate in each bank;

●             supporting the broadening of external dispute resolution schemes;

●             evaluating the establishment of an industry-wide, mandatory, last resort compensation scheme;

●             strengthening protections available to whistleblowers;

●    the implementation of a new information sharing protocol to help stop individuals with a history of poor conduct moving around the industry;

●             strengthening the commitment to customers in the Banking Code of Practice; and

●             supporting ASIC as a strong regulator.

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The banks have committed to transition to the new Banking Code of Practice within 12 months of ASIC approving the Code. The banks are also continuing to implement the recommendations from the Retail Banking Remuneration Review chaired by Mr Stephen Sedgwick. This review considered product sales commissions and product based payments in retail banking and recommended that retail bank staff and managers no longer receive incentives based directly or solely on sales performance. The banks have committed to implement these recommendations by 2020.

On 17 April 2018, the independent governance expert overseeing the ABA action plan, Mr Ian McPhee, released his eighth and final report titled, Australian banking industry: Package of Initiatives, which noted that banks have made good progress in delivering the initiatives, with most initiatives now implemented. The banks will continue to provide information about their implementation of key industry initiatives through an external reporting framework.

Australian Securities and Investments Commission (ASIC) Enforcement Review Taskforce

On 19 October 2016, the Australian Government announced that the ASIC Enforcement Review Taskforce (Taskforce) will conduct a review into the suitability of ASIC’s existing regulatory tools (including the penalties available) and whether they need to be strengthened.

The Taskforce completed its report in December 2017 and made 50 recommendations to the Australian Government. On 20 April 2018, the Australian Government announced that it has agreed, or agreed in principle, to all 50 recommendations and will prioritise the implementation of 30 of those recommendations. The remaining 20 recommendations will be considered with the final report of the Royal Commission.

The Taskforce made recommendations on, among other things:

●      reforms to the mandatory breach reporting framework including when a reporting obligation is triggered, expanding the class of reports that must be made to include misconduct by individual advisers and employees and strengthening the penalties for failing to report, including through the introduction of an infringement notice regime;

●      strengthening ASIC’s licensing powers, which would enable ASIC to take action to refuse to grant, or to suspend or cancel, a licence where the applicant or licensee is not considered to be a fit and proper person;

●      expanding ASIC’s powers to ban individuals working in financial services businesses where they are found to be unfit, improper or incompetent;

●      increasing fines and strengthening penalties for corporate and financial sector misconduct;

●      providing ASIC with the power to issue directions to financial services licensees and credit licensees in relation to the conduct of their business; and

●      enhancing ASIC’s search warrant powers to provide them with greater flexibility to use seized materials and granting ASIC access to telecommunications intercept material.

In progressing these recommendations, the Australian Government will require legislative amendments and has announced that it will consult on draft legislation.

Product design and distribution obligations and product intervention power

On 21 December 2017, Treasury released draft legislation that would amend the Corporations Act 2001 (Cth) and the National Consumer Credit Protection Act 2009 (Cth) in order to grant ASIC a product intervention power and introduce a new ‘principles-based’ product design and distribution obligation on issuers and distributors.

Westpac lodged a submission with Treasury on 12 February 2018 in response to the draft legislation.

Financial benchmarks reform

Legislation designed to strengthen the regulation of financial benchmarks commenced on 12 April 2018. The measures set out in the Treasury Laws Amendment (2017 Measures No.5) Act 2018 include:

●      ASIC being empowered to develop enforceable rules for administrators and entities that make submissions to significant benchmarks (such as Westpac), including the power to compel submissions to benchmarks in the case that other calculation mechanisms fail;

●      administrators of significant benchmarks being required to hold a new ‘benchmark administration’ licence issued by ASIC (unless granted an exemption); and

●      the manipulation of any financial benchmark or financial product used to determine a financial benchmark (such as negotiable certificates of deposit) being made a specific criminal and civil offence.

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Residential mortgage lending - reviews by and engagement with regulators

In recent years, regulators have focused on aspects of residential mortgage lending standards across the industry.

APRA has been looking at, and speaking publicly about, the broader issue of bank serviceability standards pertaining to residential mortgage lending.

Over recent months, Westpac has further strengthened its controls on mortgage serviceability requirements. This work has been guided by the findings identified through the 2016/17 targeted review of data used in residential mortgage serviceability assessments, which was undertaken by Westpac (and other large ADIs) at APRA’s request. The focus of the review was on the adequacy of controls used to ensure borrower information in serviceability assessments was complete and accurate. Westpac engaged PricewaterhouseCoopers (PwC) to undertake the targeted review which was completed in May 2017. Based on the results of their evaluation of the design and operating effectiveness of the controls in place, PwC issued a qualified opinion on the basis of 8 of the 10 control objectives stipulated by APRA. While PwC found that Westpac had implemented a wide range of controls related to verifying certain categories of borrower information (particularly in relation to income), they noted that Westpac should give further consideration to strengthening controls in certain areas, such as declared expenses and other debts.

Westpac is continuing to engage with APRA in relation to its progress in strengthening these controls.

In the mortgage area, ASIC continues to focus on interest only mortgage origination and high risk customer groups. ASIC has also reviewed public statements by some banks (including Westpac) about interest rate changes, following the introduction of APRA’s macro prudential limits for ADIs in respect of interest only lending flows. Westpac is working with ASIC on their reviews in these areas.

BBSW proceedings

Following ASIC’s investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market. The proceedings were heard in late 2017. Judgment is pending.

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of other Australian and international banks alleging misconduct in relation to BBSW. These proceedings are at an early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

ASIC’s responsible lending litigation against Westpac

On 1 March 2017, ASIC commenced Federal Court proceedings against Westpac in relation to home loans entered into between December 2011 and March 2015, which were automatically approved by Westpac’s systems as part of broader processes. ASIC has alleged that the way in which Westpac used the Household Expenditure Measure (HEM) benchmark to assess the suitability of home loans for customers during this period was in contravention of the National Consumer Credit Protection Act 2009 (Cth) (NCCPA). On 26 September 2017, ASIC amended its court documents to include an additional allegation that the way serviceability was assessed for interest only loans during the same period also contravened the NCCPA. ASIC has also raised specific allegations in respect of seven loan applications. ASIC alleges that Westpac improperly assessed whether those loans were unsuitable because of the way Westpac used HEM, and for five of the loan applications (which are loans with an interest only period), because of the way Westpac assessed serviceability. ASIC has not made any criminal allegations, or allegations against specific individuals. Westpac is defending the proceedings. The trial is scheduled for September 2018.

Outbound scaled advice division proceedings

On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions. ASIC has selected 15 specific customers as the focus of their claim. The proceedings were heard in February 2018. Judgment is pending.

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Class action against Westpac Banking Corporation and Westpac Life Insurance Services Limited

On 12 October 2017 a class action was filed in the Federal Court of Australia on behalf of customers who, since October 2011, obtained insurance issued by Westpac Life Insurance Services Limited (WLIS) on the recommendation of certain financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches.  Westpac and WLIS are defending the proceedings.  An initial trial in the proceedings has been scheduled for March 2019.

Brexit

On 29 March 2017, the Prime Minister of the United Kingdom (UK) notified the European Council in accordance with Article 50 of the Treaty on European Union of the UK’s intention to withdraw from the European Union (EU), triggering a two year period for the negotiation of the UK’s withdrawal from the EU.

As Westpac’s business and operations are based predominantly in Australia and New Zealand, the direct impact of the UK’s departure from the EU is unlikely to be material to Westpac. However, it remains difficult to predict the impact that Brexit may have on financial markets, the global economy and the global financial services industry.

Reduction of the corporate tax rate

On 11 May 2017, the Australian Government introduced into Parliament a bill to reduce the corporate tax rate progressively from 30% to 25% over the next 10 years for all corporate entities in a staged approach with reference to aggregated annual turnover thresholds. If the legislation is passed in its current form, the changes will begin to take effect from 1 July 2023, when the corporate tax rate for Westpac will reduce to 27.5%. Accordingly, the proposed reduction to the corporate tax rate will not significantly impact Westpac in the short term. A reduction to the corporate tax rate will reduce the value of imputation credits ultimately attached to franked dividends and distributions to certain security holders, and require restatement of our deferred tax balances.

Taxation of cross-border financing arrangements

The Australian and New Zealand Governments have each decided to implement the Organisation for Economic Co-operation and Development’s (OECD) proposals relating to the taxation treatment of cross-border financing arrangements. These proposals may affect the taxation arrangements for ‘hybrid’ regulatory capital instruments issued by Westpac. If implemented without grandfathering, the potential effect of the OECD proposals is to increase the after-tax cost to Westpac of certain previously issued Additional Tier 1 capital securities. The Australian Government released revised draft legislation in March 2018 which provides limited grandfathering for hybrid instruments issued before 9 May 2017. In December 2017, the New Zealand Government introduced the Taxation (Neutralising Base Erosion and Profit Shifting) Bill 2017 into Parliament in response to the OECD’s proposals. The bill is currently being reviewed by the Finance and Expenditure Committee and most changes contained in the bill are expected to commence on 1 July 2018.

Anti-Money laundering and counter-terrorism financing reforms and initiatives

On 13 December 2017, the Anti-Money Laundering and Counter-Terrorism Financing Amendment Act 2017 (Cth) (Amendment Act) received Royal Assent. The Amendment Act introduced a number of reforms to the Anti-Money Laundering and Counter Terrorism Financing Act 2006 (Cth) (AML/CTF Act), including:

●    expanding the Australian Transaction Reports and Analysis Centre’s (AUSTRAC) power to issue infringement notices and remedial directions;

●             refining the ‘tipping-off’ provisions so that reporting entities can share information with certain related bodies corporate; and

●             regulating digital currency exchange providers.

Many of the changes introduced by the Amendment Act arise from a recent review of Australia’s AML/CTF framework (Statutory Review), the findings of which were set out in the Report on the Statutory Review of the AML/CTF Act and Associated Rules and Regulations, which was tabled in Parliament on 29 April 2016. The Statutory Review took into account the relevant findings of the Financial Action Task Force’s mutual evaluation of Australia’s AML/CTF regime. The Government has published a ‘Project Plan’ for implementing the reforms recommended by the Statutory Review, and it is likely further reforms will be legislated in the near future.

In addition to the potential for ongoing legislative change, over the past few years AUSTRAC has increasingly emphasised its role in collecting, analysing and disseminating financial intelligence data to its law enforcement partners. One way AUSTRAC has sought to do this is through greater collaboration with the financial services industry. In 2016, AUSTRAC created the Fintel Alliance, an initiative which involves AUSTRAC, various financial services entities (including Westpac) and public sector bodies collaborating with the aim of developing and sharing actionable intelligence and insights that address key AML/CTF risks.

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In this environment of ongoing legislative reform, regulatory change and increased industry focus, Westpac continues to engage with AUSTRAC and assess and enhance its AML/CTF systems, policies, processes and controls.

Comprehensive Credit Reporting (CCR)

On 28 March 2018, the National Consumer Credit Protection Amendment (Mandatory Comprehensive Credit Reporting) Bill 2018 was introduced into Parliament. If passed, the bill will require the provision of CCR data to commence by 1 July 2018. This would require large ADIs (with total resident assets over $100 billion) to provide a monthly update to credit reporting bodies of all open consumer credit accounts, including credit cards, personal loans, mortgages and consumer auto loans. The four major banks will be required to supply 50% of their credit data by 28 September 2018, increasing to 100% a year later.

Westpac is committed to meeting the mandatory CCR requirements, as the Group recognises that CCR supports principles of responsible lending by enhancing transparency of consumers’ existing liabilities and visibility of customer’s repayment history information. Westpac is also focused on ensuring the highest level of security of customer data is maintained within the data sharing arrangements that will underpin CCR data supply and use.

Harper Competition Reforms

In November 2017, the Competition and Consumer Amendment (Competition Policy Review) Act 2017 and the inter-related Competition and Consumer Amendment (Misuse of Market Power) Act 2017  came into effect, making significant changes to the Competition and Consumer Act 2010 (Cth) following recommendations by the Competition Policy Review which was chaired by Professor Ian Harper.

These reforms included:

•             broadening the scope of the existing prohibition on misuse of market power. Corporations with substantial market power are prohibited from engaging in conduct with the purpose or likely effect of substantially lessening competition in a market;

•             a new prohibition on engaging in a ‘concerted practice’ that has the purpose, effect or likely effect of substantially lessening competition;

•             in light of the new concerted practices prohibition, the repeal of the bank-specific prohibition on price signalling;

•             providing the ACCC with a ‘class exemption’ power which enables it to determine that various provisions in the Competition and Consumer Act 2010 (Cth) do not apply to certain types of conduct; and

•             streamlining the existing procedure to review proposed mergers.

APRA Prudential Standard CPS 234: Information Security Management

On 7 March 2018, APRA released a consultation draft of a new cross-industry prudential standard CPS 234: Information Security Management. APRA announced that the proposed standard is aimed at improving the ability of APRA-regulated entities to detect cyber adversaries and respond swiftly and effectively in the event of a breach.

The proposed prudential standard would require APRA-regulated entities to (amongst other things):

•             define the information security related roles and responsibilities of the board, senior management and governing bodies;

•             maintain an information security capability that is commensurate with the size and extent of threats the entity faces;

•             implement information security controls to protect information assets;

•             undertake regular testing and assurance on the effectiveness of those information security controls;

•             have mechanisms to detect and respond to information security incidents in a timely manner; and

•             notify APRA of material information security incidents.

APRA announced that it intends to finalise the proposed prudential standard towards the end of 2018, with a view to implementing from 1 July 2019. Westpac continues to enhance its systems and processes to further mitigate cybersecurity risks.

Issue of Westpac Capital Notes 5

On 13 March 2018, Westpac issued A$1.69 billion of securities known as Westpac Capital Notes 5, which qualify as Additional Tier 1 capital under APRA’s capital adequacy framework.

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Transfer and conversion of Westpac convertible preference shares (CPS)

On 13 March 2018, $623 million of CPS were transferred to the Westpac CPS nominated party for $100 each pursuant to the Westpac Capital Notes 5 reinvestment offer. Those CPS were subsequently bought back and cancelled by Westpac.

On 3 April 2018, the remaining $566 million of CPS were transferred to the Westpac CPS nominated party for $100 each. Following the transfer, those remaining CPS were converted into 19,189,765 ordinary shares.

APRA’s proposed changes to capital standards

The Australian Government completed a review of the Australian Financial System and recommended that APRA set capital standards such that the capital ratios of Australian ADIs are “unquestionably strong”.

On 19 July 2017, APRA released an Information Paper titled ‘Strengthening Banking System Resilience - Establishing Unquestionably Strong Capital Ratios’. In its release, APRA concluded that the four major Australian banks, including Westpac, need to have a CET1 Ratio of at least 10.5%, as measured under the existing capital framework to be considered “unquestionably strong.” Banks are expected to meet this new benchmark by 1 January 2020. APRA has announced that it expects to consult on draft prudential standards giving effect to the new framework in 2018, leading to the determination of final prudential standards in 2019. The new framework is anticipated to take effect in early 2021.

On 14 February 2018, APRA commenced consultation and released a discussion paper titled, ‘Revision to the Capital Framework for Authorised Deposit-Taking Institutions’. The paper included proposed revisions to the capital framework which incorporated the Basel Committee on Banking Supervision (BCBS) finalising the Basel III reforms in December 2017, as well as other changes to better align the framework to risks, including in relation to home lending. In relation to proposed traded market risk reforms published by the BCBS (also referred to as “Fundamental Review of the Trading Book”), APRA have advised that it will defer its decision on the scope and timing of any domestic implementation of the market risk framework until after it has been finalised by the BCBS.

APRA also released a discussion paper titled ‘Leverage Ratio Requirements for Authorised Deposit-Taking Institutions’. This discussion paper proposes to impose a minimum leverage ratio requirement of 4% for ADIs that use the internal ratings-based approach to determine capital adequacy from 1 July 2019. Australian banks are currently required to report leverage ratios under the existing requirements as part of Pillar 3 disclosures.

APRA has announced that its revisions to the capital framework are not intended to necessitate further capital increases for the industry above the 10.5% benchmark. However, given the proposals include higher risk weights for certain mortgage products, such as interest only loans and loans for investment purposes, the impact on individual banks may vary. Given that the proposals are at the early consultation stage and final details remain unclear, it is too soon to determine the final impact on Westpac.

Resolution planning including additional loss absorbing capacity and APRA’s crisis management powers

In response to the FSI recommendations, the Australian Government also agreed to further reforms regarding crisis management and establish a framework for minimum loss-absorbing and recapitalisation capacity.

On 5 March 2018, legislation was passed to strengthen APRA’s crisis management powers. The intention of these reforms is to strengthen APRA’s powers to facilitate the orderly resolution of an institution so as to protect the interests of depositors and to protect the stability of the financial system. The reforms also enhance APRA’s ability to take actions in relation to resolution planning, including measures to ensure regulated entities and their groups are better prepared for resolution.

APRA expects to commence consultation on a framework for minimum loss-absorbing and recapitalisation capacity later in 2018. The intention of this would be to facilitate the orderly resolution of banks and minimise taxpayer support.

Macro-prudential regulation

From December 2014, APRA began using macro-prudential measures targeting mortgage lending that continue to impact lending practices in Australia. This included limiting investment property lending growth to below 10%, imposing additional levels of conservatism in serviceability assessments, and restricting mortgage lending with interest only terms to 30% of new mortgage lending. APRA also indicated that it expects ADIs to place strict internal limits on the volume of interest only loans with loan-to-valuation ratios above 80%.

Westpac has implemented steps to achieve these limits, including introducing differential pricing for investor property loans and interest only loans, a restriction on the volume of interest only loans with an LVR of greater than 80% (includes limit increases, interest only term extension and switches), no repayment switch fee for customers switching to principal and interest from interest only loans and no longer accepting external refinances (from other financial institutions) for owner occupied interest only loans. Interest only residential mortgages constituted 22.9% of new mortgage lending for the quarter ended 31 March 2018 (currently 39.5% of Westpac’s overall Australian residential mortgage portfolio as at 31 March 2018).

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On 26 April 2018, APRA announced its intention to remove the existing 10% limit on investment property lending growth and replace it with more permanent measures to strengthen lending standards. In order to no longer be subject to this limit from 1 July 2018, ADIs will be required to demonstrate to APRA that they have been operating below the 10% limit for at least the past 6 months. In addition, an ADI’s Board will be required to provide an assurance to APRA in relation to its lending policies and practices.

Other Regulatory Developments

Net Stable Funding Ratio

In December 2016, APRA released an updated prudential standard on liquidity (APS 210) which took effect from 1 January 2018. The revised APS 210 includes the Net Stable Funding Ratio (NSFR) requirement; a measure designed to encourage longer-term funding of assets and better match the duration of assets and liabilities.

Westpac’s NSFR as at 31 March 2018 was 112%, above the NSFR requirement of 100%.

Committed Liquidity Facility - annual revision

The Reserve Bank of Australia makes available to ADIs a Committed Liquidity Facility (CLF) that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity. Westpac’s CLF allocation has been increased from $49.1 billion in 2017 to $57.0 billion for 2018.

Transition to AASB 9

AASB 9 Financial Instruments (AASB 9) will replace AASB 139 Financial Instruments: Recognition and Measurement from 1 October 2018.  AASB 9 includes a forward looking ‘expected credit loss’ impairment model, revised classification and measurement model and modifies the approach to hedge accounting.  The Group intends to quantify the potential impact of adopting AASB 9 once it is practical to provide a reliable estimate. Westpac expects that this will be reported in the Westpac 2018 Full Year financial results.

Further details of the changes under the new standard are included in Note 1 to the consolidated financial statements.

European Union General Data Protection Regulation

The European Union (EU) General Data Protection Regulation (GDPR) contains new data protection requirements that will apply from 25 May 2018. The GDPR is intended to ‘strengthen and unify’ data protection for individuals across the EU and supersedes the existing EU Data Protection Directive. Australian businesses of any size may need to comply if they have an establishment in the EU, if they offer goods or services in the EU, or if they monitor the behaviour of individuals in the EU. Westpac is implementing a number of changes or updates to policies and systems before commencement of the GDPR.

OTC derivatives reform

International regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented by financial regulators across the globe, with a current focus on variation margin, initial margin and risk mitigation practices for non-centrally cleared derivatives.

Variation margin requirements were implemented in a number of key jurisdictions for Westpac (being Australia, the EU, US and Hong Kong) during full year 2017, and a substantial amount of work has also been completed with regard to global standards for risk mitigation practices relating to trading relationship documentation, trade confirmations, portfolio reconciliation and compression and valuation and dispute resolution processes, largely concentrating on Australian regulations which came into force in March 2018.

In addition, certain global initial margin requirements commenced on 1 September 2016. These requirements are being introduced in phases until 1 September 2020 and work is underway to comply with the regulations.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

RBNZ - Revised Outsourcing Policy

On 19 September 2017, the RBNZ advised Westpac New Zealand Limited (WNZL) of changes to its conditions of registration that will give effect to the RBNZ’s revised Outsourcing Policy (BS11) (Revised Outsourcing Policy).  Both the changes to the conditions of registration and the Revised Outsourcing Policy came into effect on 1 October 2017.  The Revised Outsourcing Policy sets out requirements that banks need to meet when outsourcing particular functions and services, especially if the service provider is a related party of the bank.  WNZL will have two years before it must fully comply with the requirement to maintain a compendium of outsourcing arrangements and five years to fully comply with other aspects of the Revised Outsourcing Policy.

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RBNZ Capital Review

In March 2017, the RBNZ outlined its plans for its review of bank capital requirements. The RBNZ’s aim is to agree a capital regime that ensures a very high level of confidence in the solvency of the banking system while avoiding economic inefficiency. The review will look at the three key components of the regulatory capital regime:

•             the definition of eligible capital instruments;

•             the measurement of risk, in particular the risk weights attached to credit exposures; and

•             the minimum capital ratio and buffers.

The RBNZ has said that the outcomes of the review will be heavily influenced by the international regulatory context, the risk characteristics of the New Zealand system, and the RBNZ’s regulatory capital approach. The RBNZ released a high-level Issues Paper in May 2017 and a consultation paper considering what type of financial instruments should qualify as bank capital in July 2017.  On 21 December 2017, the RBNZ released its issues paper on the capital ratio denominator.  Based on the high level information released to date, the expectation is that the RBNZ will likely propose increasing capital ratios and certain risk weights, with internal ratings-based (IRB) banks having fewer models to use (to reduce the difference between standardised and IRB banks).

RBNZ - Relaxation of restrictions on high Loan-to-Value Ratio (LVR) mortgage lending

On 29 November 2017 the RBNZ announced it would ease LVR restrictions.  From 1 January 2018, the revised LVR restrictions are that:

•             no more than 15% (previously 10%) of each bank’s new mortgage lending to owner occupiers can be at LVRs of more than 80%; and

•             no more than 5% of each bank’s new mortgage lending to residential property investors can be at LVRs of more than 65% (previously 60%).

Reform of the regulation of financial advice

The New Zealand Government announced plans for changes to the regime regulating financial advice in July 2016. In December 2017, the Financial Services Legislation Amendment Bill had its first reading in Parliament and was referred to Select Committee. Under the proposed new regime, financial advice will be provided by licensed firms who will employ financial advisers and nominated representatives. A Code of Conduct will apply to all advice and advisers and representatives will be subject to the same duties and ethical standards, including a duty to give priority to the client’s interests. Firms will be responsible for ensuring their advisers and representatives comply with these duties. The reforms will also remove legislative barriers to the provision of robo-advice.

A two stage transition is proposed. Firms (including WNZL) will be required to hold a transitional licence by April 2019, to comply with the new regime by October 2019, and to hold a full licence by May 2021.

RBNZ - Review under section 95 of the Reserve Bank of New Zealand Act 1989

On 10 February 2017, the RBNZ issued WNZL with a notice under section 95 of the Reserve Bank of New Zealand Act 1989, requiring WNZL to obtain an independent review of its compliance with advanced internal rating-based aspects of the RBNZ’s ‘Capital Adequacy Framework (Internal Models Based Approach) (BS2B)’ (BS2B). WNZL has disclosed non-compliance with BS2B (compliance with which is a condition of registration for WNZL) in its quarterly disclosure statements. On 15 November 2017, the RBNZ advised WNZL of changes to its conditions of registration resulting from the review. The changes to WNZL’s conditions of registration came into effect on 31 December 2017 and increase the minimum Total Capital ratio, Tier 1 Capital ratio and Common Equity Tier 1 Capital ratio of WNZL and its controlled entities by 2%. WNZL has also undertaken to the RBNZ to maintain the Total Capital ratio of WNZL and its controlled entities above 15.1%. WNZL and its controlled entities retain an appropriate amount of capital to comply with the increased minimum ratios.    The RBNZ requires WNZL to sufficiently address non-compliance issues by 30 June 2019.  A remediation plan has been provided to the RBNZ.

Review of the Reserve Bank of New Zealand Act

In November 2017, the New Zealand Government announced it will undertake a review of the Reserve Bank of New Zealand Act 1989. In December 2017, the Minister of Finance appointed an Independent Expert Advisory Panel to provide input into and support the Review.  The Review aims to ensure the RBNZ’s monetary and financial policy framework still provides the most efficient and effective model for New Zealand.  The Review will consist of two phases.  Phase 1 focuses on whether the RBNZ’s decision-making process for monetary policy is robust.  New Zealand Treasury has sought industry feedback on the parameters of Phase 2, which will consider broader issues, including the macro prudential framework and the current prudential supervision model.

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Residential Mortgage Bond Collateral Standard Review

When the RBNZ lends to banks and other counterparties it does so against ‘eligible collateral’ (mortgage bonds). In New Zealand, mortgage bonds are not generally traded. On 17 December 2017, the RBNZ published an issues paper proposing an enhanced mortgage bond standard aimed at supporting confidence and liquidity in the financial system, and a more standardised and transparent framework for mortgage bonds, which would improve their quality and make them more marketable and a new format for mortgage bonds. The RBNZ has sought feedback on its proposals.

Risk factors

Our business is subject to risks that can adversely impact our financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, reputation, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Interim Financial Results Announcement and in our 2017 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and various jurisdictions in Asia and the Pacific. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States, we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC), the US Securities and Exchange Commission (SEC) and the Office of Foreign Assets Control (OFAC). In the United Kingdom, we are subject to supervision and regulation by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). In Asia, we are subject to supervision and regulation by local authorities, including the Monetary Authority of Singapore (MAS), the China Banking Regulatory Commission (CBRC) and the Hong Kong Monetary Authority (HKMA). In other jurisdictions in which we operate, we are also required to comply with relevant requirements of the local regulatory bodies.

The Group’s business, prospects, reputation, financial performance and financial condition could all be affected by changes to law and regulation, changes to policies and changes in the supervisory activities and expectations of our regulators.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding particularly in the areas of funding, liquidity, capital adequacy, prudential regulation, tax, anti-money laundering and counter-terrorism financing, conduct, consumer protection (including in the design and distribution of financial products), remuneration, competition privacy (including mandatory data breach notification obligations), data access, information security, anti-bribery and corruption, and economic and trade sanctions.

Regulatory changes could impact us in a number of ways. For example, new regulation could require us to have increased levels of liquidity and higher levels of, and better quality, capital and funding. Regulatory change could also result in restrictions on how we operate our business by imposing restrictions on the types of businesses we can conduct, requiring us or our competitors to change our business models or requiring us to amend our corporate structure.

If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and could impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

Regulation may also affect how we provide products and services to our customers. New laws and regulations could restrict our ability to provide products and services to certain customers (including by imposing regulatory limits on certain types of lending and on lending to certain customer segments), require us to alter our product and service offerings, restrict our ability to set prices for certain products and services or require us to alter the pricing that applies to products and services provided to new and existing customers. These types of changes could affect

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our profitability by adversely affecting our ability to maintain or increase margins and fees. This could occur because a regulation seeks to place a cap on the price of a product or service we provide, or because, in response to new regulation, we increase the price we charge for a product or service. This price increase could lead to customers seeking out alternative products or services, whether within the Group or with a competitor (including customers switching residential mortgages from interest-only to principal and interest).

There are numerous sources of regulatory change that could affect our business. In some cases, changes to regulation are driven by international bodies. For example, in December 2010, the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increased the required quality and quantity of capital held by banks and introduced new standards for the management of liquidity risk. The BCBS announced the finalisation of this framework in December 2017, while, in July 2017, APRA took steps to implement the next wave of capital requirements for banks by clarifying its expectations for banks to hold ‘unquestionably strong’ levels of capital. In other cases, authorities in the various jurisdictions in which we operate or obtain funding may propose regulatory change for financial institutions. Examples of proposed regulatory change that could impact us include changes to accounting and reporting standards, derivatives reform and changes to tax legislation (including dividend imputation). Further details on regulatory changes that may impact Westpac (including the Basel III framework) are set out in ‘Significant developments’ in this Interim Financial Results Announcement and our 2017 Annual Report, specifically ‘Significant Developments’ in Section 1.

Further changes may occur driven by policy, prudential or political factors. Westpac is currently operating in an environment where there is increased political scrutiny of the Australian financial services sector. This environment has served to increase the pace and scope of regulatory change. For example, as part of the Federal Government’s 2017 Budget, a series of reforms impacting the banking sector were announced, including the introduction of the Bank Executive Accountability Regime (BEAR) and the Bank Levy on ADIs with liabilities of at least A$100 billion. Further details about the Bank Levy and BEAR are set out in ‘Significant developments’ in this Interim Financial Results Announcement and our 2017 Annual Report, specifically ‘Significant developments’ in Section 1.

Legislation introduced in one jurisdiction may lead to other governments seeking to introduce similar legislation in their jurisdiction. This was demonstrated by the South Australian Government’s proposal to introduce a levy on the banks that are subject to the Federal Government’s Bank Levy. While the South Australian Government has announced that it will not proceed with the proposed South Australian levy, it is possible that other governments may attempt to introduce their own version of the Bank Levy or similar legislation in the future.

As part of the heightened political scrutiny on the financial services sector, the Australian Government, other regulators and parliamentary bodies are increasingly initiating reviews and inquiries (such as the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry, the Financial System Inquiry, the House of Representatives Standing Committee on Economics’ ongoing ‘Review of Australia’s Four Major Banks’, the Senate Economics References Committee’s inquiry into consumer protection in the banking, insurance and financial sector, the Productivity Commission’s Inquiry into Competition in the Australian Financial System and the ACCC’s Residential Mortgage Price Inquiry). These reviews and commissions of inquiry could lead to substantial regulatory change or investigations, which could have a material impact on our business, prospects, reputation, financial performance or financial condition.

It is also possible that governments or regulators in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, our business (including by instituting macro-prudential limits on lending).  Regulators or governments may take this action for a variety of reasons, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty and complexity. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing, or implement new, processes to comply with new regulations. Furthermore, the challenge in managing regulatory change may be heightened by multiple jurisdictions seeking to adopt a coordinated approach to the introduction of new regulations. Where these jurisdictions elect not to adopt regulation in a uniform manner across each jurisdiction, this may result in conflicts between the specific requirements of the different jurisdictions in which we operate.

For further information refer to ‘Significant developments’ in this Interim Financial Results Announcement and our 2017 Annual Report, specifically ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements.

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Our businesses are highly regulated and we could be adversely affected by failing to comply with laws, regulations or regulatory policy

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

The Group is subject to compliance risk, which is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by the compliance obligations required of us. This risk is exacerbated by the increasing complexity and volume of domestic and global regulation. Compliance risk can also arise where we interpret our regulatory obligations, compliance requirements and rights (including in relation to tax incentives and GST recoveries) differently to our regulators or a court.

The Group employs a compliance management system which is designed to identify, assess and manage compliance risk. This system includes (amongst other things) frameworks, policies, procedures, controls and assurance oversight. While this system is currently in place, it may not always be effective. Breakdowns may occur in this compliance management system due, for example, to flaws in the design of controls or underlying processes. This could result in potential breaches of our compliance obligations, as well as poor customer outcomes.

The Group also depends on its employees, contractors and external service providers to ‘do the right thing’ in order for it to meet its compliance obligations. If an employee, contractor or external service provider fails to act in an appropriate manner, such as by neglecting to follow a policy or by engaging in misconduct, these actions could result in poor customer outcomes and a failure by the Group to comply with its compliance obligations.

The Group’s failure, or suspected failure, to comply with a compliance obligation could lead to a regulator commencing surveillance or an investigation into the Group, which may, depending on the circumstances, result in the regulator taking administrative or enforcement action against us (including seeking fines or other monetary penalties). In addition, the failure or alleged failure of our competitors to comply with their compliance obligations could lead to increased regulatory scrutiny across the financial services sector.

In many cases, our regulators have broad administrative and enforcement powers. For example, under the Banking Act 1959 (Cth), APRA can, in certain circumstances, investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Other regulators also have the power to investigate, including looking into past conduct.

The powers exercisable by our regulators may also be expanded in the future. For example, the Australian Government has consulted on draft legislation to provide ASIC with a product intervention power and has also consulted on expanding ASIC’s powers to ban individuals working in the financial services sector. Further details are set out in ‘Significant developments’ in this Interim Financial Results Announcement and in our 2017 Annual Report, specifically ‘Significant developments’ in Section 1.

Changes may also occur in the oversight approach of regulators which could result in a regulator exercising its enforcement powers rather than adopting a more consultative approach.

In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. The nature of regulatory activity can be wide-ranging and may result in litigation, fines, penalties, reputational damage, revocation, suspension or variation of conditions of relevant regulatory licences (including potentially requiring us to change or adjust our business model) or other enforcement or administrative action or agreements (such as enforceable undertakings).

For example:

•   In April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct in relation to the setting of the bank bill swap reference rate in the period April 2010 to June 2012, including market manipulation and unconscionable conduct. Westpac defended these proceedings with the trial concluding in late 2017. Judgment is currently pending;

•   On 1 March 2017, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia in relation to certain home loan responsible lending practices (including interest only lending). Westpac is defending the proceedings with a trial set down for September 2018; and

•   On 15 March 2017, Westpac entered into an enforceable undertaking with ASIC following ASIC’s industry-wide investigation into wholesale Spot Foreign Exchange (FX) trading activity between January 2008 and June 2013. As part of the enforceable undertaking, Westpac undertook, amongst other things, to continue to progress its program of strengthening its policies and processes in its Spot FX trading business, with input from an independent expert.

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Furthermore, regulatory action may result in Westpac being exposed to the risk of litigation brought by third parties (including through class action proceedings). The outcome of such litigation (including class action proceedings) may be payment of compensation to third parties and/or further remediation activities. In addition, action taken in one jurisdiction may prompt similar action to be taken in another jurisdiction.

During the half-year ended 31 March 2018, Westpac has responded to requirements, compulsory notices and requests for information from its regulators as part of both industry-wide and Westpac-specific reviews, including in relation to matters involving sales practices, responsible lending, broker conduct, reverse mortgages, interest only loans, the provision of financial advice, ongoing advice service fees, consumer credit insurance and anti-money laundering and counter-terrorism financing.

Regulatory investigations, inquiries, litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could, either individually or in aggregate with other regulatory action, adversely affect our business, prospects, reputation, financial performance or financial condition.

The failure to comply with financial crime obligations could have an adverse effect on our business and reputation

The Group is subject to anti-money laundering and counter-terrorism financing laws, anti-bribery and corruption laws and economic and trade sanctions laws in the jurisdictions in which it operates. These laws can be complex, and are undergoing change in a number of jurisdictions.

In recent years there has been increased focus on compliance with financial crime obligations, with regulators around the globe commencing large-scale investigations and taking enforcement action where they have identified non-compliance (often seeking significant monetary penalties).

While the Group has systems, policies, processes and controls in place that are designed to manage its financial crime obligations, these may not always be effective. If we fail to comply with these obligations, we could face regulatory action such as litigation, fines, penalties and the revocation, suspension or variation of licence conditions. Non-compliance could also lead to litigation commenced by third parties (including class action proceedings) and cause reputational damage. These actions could, either individually or in aggregate, adversely affect our business, reputation, prospects, financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk is the risk of loss of reputation, stakeholder confidence or public trust and standing. It arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, processes, performance and behaviours.

During the full year ended 30 September 2017, we commenced a broader program to reduce complexity and resolve prior issues that have the potential to impact customers and reputation. This program has continued throughout the half-year ended 31 March 2018. As part of these reviews, we are strengthening our processes and controls in certain businesses and we have identified some prior instances where we are now taking action to put things right so that our customers are not at a disadvantage from certain past practices. For further information about these and other internal reviews, refer to Note 14 in this Interim Financial Results Announcement and to our 2017 Annual Report, specifically Note 31 to the financial statements.

There are various potential sources of reputational damage. Westpac’s reputation may be damaged where any of its policies, processes, practices or behaviours result in a negative outcome for a customer or a class of customers. Other potential sources of reputational damage include the failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, failure to comply with legal and regulatory requirements, failure to meet our market disclosure obligations, regulatory investigations into past conduct, adverse findings from regulatory reviews (including Westpac-specific and industry-wide reviews), making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and counter-terrorism financing laws, anti-bribery and corruption laws, economic and trade sanctions legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches and inadequate record keeping which may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made.

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Westpac may incur reputational damage where its conduct, practices, behaviours or business activities fall below evolving community standards and expectations. As these expectations may exceed the standard required in order to comply with the law, Westpac may incur reputational damage even where it has met its legal obligations. A divergence between community expectations and Westpac’s practices could arise in a number of ways, including in relation to our product and services disclosure practices, the features and benefits available under our products, lending practices, remuneration structures, pricing policies and the use and protection of data. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of our competitors, customers, suppliers, joint-venture partners, strategic partners and other counterparties.

Furthermore, the risk of reputational damage may be heightened by the increasing use of social media.

Failure, or perceived failure, to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties or litigation brought by third parties (including class actions), require us to remediate and compensate customers and incur remediation costs or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

The Royal Commission may result in further and ongoing reputational damage to the Group, as well as potentially lead to regulatory enforcement activity, litigation and changes in laws, regulations or regulatory policy, all of which may have an adverse effect on our business and prospects

The Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry is currently investigating (amongst other things) whether any conduct, practices, behaviours or business activities engaged in by financial services entities amounted to potential misconduct, or fell below community standards and expectations. The Royal Commission is currently scheduled to provide its final report and recommendations to the Australian Government by 1 February 2019; however, it is possible that this date will be extended in the future.

The Royal Commission’s inquiries have made public, and are likely to continue to make public, instances where the Group or entities or persons associated with the Group engaged in potential misconduct or failed to meet community standards and expectations. The Royal Commission’s Terms of Reference are broad and enable the Royal Commission to investigate potential misconduct in a wide range of areas. The public hearings of the Royal Commission have to date examined consumer lending practices and the provision of financial advice. These investigations, including the public hearings, submissions, evidence and eventual findings of the Royal Commission, have had, and are likely to continue to have, an adverse impact on the Group’s reputation. Furthermore, the Royal Commission may make findings that Westpac (including persons or entities acting on its behalf) has engaged in misconduct. These findings may lead to regulators commencing investigations into the Group, which could subsequently result in administrative or enforcement action being taken. The Group may also be exposed to an increased risk of litigation (including class action proceedings) in connection with matters raised publicly at the Royal Commission, particularly if the Royal Commission makes a finding of misconduct affecting the Group or the industry in a way that affects the Group.

The Royal Commission may recommend changes to Australia’s legal framework. Under the Royal Commission’s Terms of Reference, it is required to investigate the adequacy of existing laws and policies of the Federal Government relating to the provision of banking, superannuation and financial services, and whether any further changes to the legal framework are necessary to minimise the likelihood of misconduct. Consequently, the Royal Commission is likely, in its reports, to recommend changes to Australia’s legal framework, which the Federal Government may pass into legislation. The Royal Commission will also investigate the practices of our regulators. These investigations, and any findings or recommendations made by the Royal Commission, may result in our regulators altering their existing policies and practices (including increasing their expectations for entities that they regulate). Depending on the nature of any changes to Australia’s legal framework and/or the policies and practices of our regulators which might be prompted by the Royal Commission, there may be an adverse effect on our business, prospects, financial performance or financial condition.

The Royal Commission may also lead to increased political or regulatory scrutiny of the financial industry in New Zealand.

We could suffer information security risks, including cyberattacks

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of attackers (including organised crime and state-sponsored actors) have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers.

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While Westpac has systems in place to protect against, detect and respond to cyberattacks, these systems may not always be effective and there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future. In addition, as cyber threats continue to evolve, we may be required to expend significant additional resources to modify or enhance our systems or to investigate and remediate any vulnerabilities or incidents.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the security, integrity and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties.

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities (such as vendors, exchanges, clearing houses, central depositories and financial intermediaries) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry, the prominence of our customers (including government, mining and health) and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We could suffer losses due to technology failures

The reliability, integrity and security of our information and technology is crucial in supporting our customers’ banking requirements and meeting our compliance obligations and our regulators’ expectations.

While the Group has a number of processes in place to provide for and monitor the availability and recovery of our systems, there is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control. If we incur a technology failure we may fail to meet a compliance obligation, or our customers may be adversely affected (such as where they are unable to access online banking services for an extended period of time or where an underlying technology issue results in a customer not receiving a product or service on the terms and conditions they agreed to). This could potentially result in reputational damage, remediation costs and a regulator commencing an investigation and/or taking administrative or enforcement action against us.

Further, in order to continue to deliver new products and services to customers and comply with our regulatory obligations, we need to regularly renew and enhance our technology. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, unrealised productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

Adverse credit and capital market conditions or depositor preferences may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on deposits, and credit and capital markets, to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment remains unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or other impacts on entities with whom we do business.

As of 31 March 2018, approximately 30% of our total funding originated from domestic and international wholesale markets. Of this, around 65% was sourced outside Australia and New Zealand. Customer deposits provide around 62% of total funding. Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time.

A shift in investment preferences could result in deposit withdrawals by customers which could increase our need for funding from other, potentially less stable, or more expensive, forms of funding.

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If market conditions deteriorate due to economic, financial, political or other reasons, there may also be a loss of confidence in bank deposits and we could experience unexpected deposit withdrawals. In this situation our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources or financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which has the potential to adversely affect Westpac’s liquidity or ability to use derivative obligations to hedge its interest rate, currency and other financial instrument risks.

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk management’ in Note 22 to the financial statements in our 2017 Annual Report.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that governments will default on their debt obligations, will be unable to refinance their debts as they fall due or will nationalise parts of their economy including assets of financial institutions such as Westpac. Sovereign defaults could negatively impact the value of our holdings of high quality liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, the quality of our governance, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by a downgrade of the Australian Government, the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

A downgrade or series of downgrades to our credit ratings could have an adverse effect on our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our competitors or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility, global economic conditions, geopolitical instability (such as threats of or actual conflict occurring around the world) and political developments (such as Brexit and the introduction of tariffs and other trade barriers by various countries). A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses and affect investors’ willingness to invest in the Group. These events could also result in the undermining of

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confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices also impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we typically receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives. This may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts our profitability and financial condition.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates, asset prices and trade flows in the countries in which we operate.

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default. In the event of defaults our security may be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to adverse changes in tax legislation (such as changes to tax rates, concessions or deductions), regulatory requirements or other buyer concerns about decreases in values.

Adverse changes to economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current economic relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in commodity prices, Chinese government policies and broader economic conditions could, in turn, result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. It is a significant risk and arises primarily from our lending activities.

We establish provisions for credit impairment based on current information. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, clearing houses, governments and government bodies, the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 22 to the financial statements in our 2017 Annual Report.

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We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models, including in relation to digital payment services. The Group faces competition from established providers of financial services as well as from banking businesses developed by non-financial services companies.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins and fees.

Increased competition for deposits could also increase our cost of funding and lead us to seek access to other types of funding or reduce lending. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to ‘Competition’ in Section 1 of our 2017 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets, our defined benefit plan and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices and interest rates including the potential for negative interest rates. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section of our 2017 Annual Report.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequacies or failures of processes, systems or people or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk, as well as the risk of business disruption due to external events such as natural disasters, environmental hazard, damage to critical utilities, and targeted activism and protest activity. While we have policies, processes and controls in place to manage these risks, these may not always be effective.

If a process or control is ineffective, it could result in an adverse outcome for Westpac’s customers. For example, a process breakdown could result in a customer not receiving a product on the terms and conditions, or at the pricing, they agreed to. In addition, inadequate record keeping may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made. If this was to occur, Westpac may incur significant costs in paying refunds and compensation to customers, as well as remediating any underlying process breakdown. These types of failure may also result in increased regulatory scrutiny, with a regulator potentially commencing an investigation and/or taking other enforcement, administrative or supervisory action.

We could incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements, particularly real-time payments. Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to losses which could adversely affect our business, prospects, reputation, financial performance or financial condition.

As a financial services organisation, Westpac is heavily reliant on the use of data and models in the conduct of its business (including in the calculation of risk weighted assets). We are therefore exposed to model risk, being the risk of loss arising because of errors or inadequacies in data or a model, or in the control and use of the model. Westpac also relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

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Operational risks can directly impact our reputation and result in financial losses (including through decreased demand for our products and services) which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section of our 2017 Annual Report.

We could suffer losses due to litigation (including class action proceedings)

The Group (and individual entities within the Group) may, from time to time, be involved in legal proceedings, regulatory actions or arbitration arising from the conduct of their business and the performance of their legal and regulatory obligations.

Proceedings could be commenced against the Group by a range of potential plaintiffs, such as our customers, shareholders, suppliers and counterparties. These plaintiffs may commence proceedings individually or they may commence class action proceedings. In recent years, there has been an increase in the number of class action proceedings brought against financial services companies (and other organisations more broadly), many of which have resulted in significant monetary settlements.

From time to time, class action proceedings are commenced against the Group. For example:

•   In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of other Australian and international banks alleging misconduct in relation to the bank bill swap reference rate. These proceedings are at an early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

•   On 12 October 2017 a class action against Westpac and Westpac Life Insurance Services Limited (WLIS) was filed in the Federal Court of Australia. The class action was filed on behalf of customers who, since October 2011, obtained insurance issued by WLIS on the recommendation of certain financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches.  Westpac and WLIS are defending the proceedings.  An initial trial in the proceedings has been scheduled for March 2019.

Furthermore, the risk of a class action proceeding being commenced is heightened by adverse information and findings from a regulatory investigation or inquiry (such as the Royal Commission into Misconduct in the Financial Services Industry) or from adverse media coverage.

Litigation (including class action proceedings) may, either individually or in aggregate, adversely affect the Group’s business, operations, prospects, reputation or financial condition. Such matters are subject to many uncertainties (for example, the outcome may not be able to be predicted accurately) and the Group may be required to comply with broad court orders, including enforcement orders or otherwise pay money such as damages, fines, penalties or legal costs.

The Group’s material contingent liabilities are described in Note 14 to the financial statements in this Interim Financial Results Announcement. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

We could suffer losses due to conduct risk

Conduct risk is the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity. This risk can arise through the poor conduct of our employees, contractors and external service providers. In addition, conduct risk could occur through the provision of products and services to our customers that do not meet their needs or do not support market integrity. This could occur through a failure to meet professional obligations to specific clients (including fiduciary and suitability requirements), poor product design and implementation, failing to adequately consider customer needs, or selling products and services outside of customer target markets or a failure to adequately provide the products or services we had agreed to provide a customer. While we have frameworks, policies, processes and controls that are designed to manage poor conduct outcomes, these policies and processes may not always be effective. The failure of these policies and processes could result in financial losses and reputational damage and this could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to failures in governance or risk management strategies

We have implemented risk management strategies, frameworks and internal controls involving processes and procedures intended to identify, monitor and manage risks including liquidity risk, credit risk, equity risk, market risk (such as interest rate and foreign exchange risk), compliance risk, conduct risk, insurance risk, sustainability risk, related entity (contagion) risk and operational risk, all of which may impact the Group’s reputation.

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However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified. The effectiveness of risk management frameworks is also connected to the establishment and maintenance of a sound risk management culture. The development of appropriate remuneration structures can play an important role in supporting the establishment of, and contributing to the maintenance, of a sound risk culture. However, if there is a deficiency in the design or operation of our remuneration structures, this could have a negative effect on our risk culture, which could, in turn, have an adverse impact on the effectiveness of our risk management frameworks.

If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section in our 2017 Annual Report.

Climate change may have adverse effects on our business

We, our customers and external suppliers, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods, and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through reputational damage, environmental factors, insurance risk, business disruption and an increase in defaults in credit exposures.

Initiatives to mitigate or respond to adverse impacts of climate change may in turn impact market and asset prices, economic activity, and customer behaviour, particularly in geographic locations and industry sectors adversely affected by these changes. Failure to effectively manage these transition risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, pandemic, civil unrest or terrorism events) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets, all of which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations or financial condition.

Insurance risk is the risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims.

In the life insurance business, risk arises primarily through mortality (death) and morbidity (illness and injury) risks, the costs of claims relating to those risks being greater than was anticipated when pricing those risks and policy lapses.

In the general insurance business, insurance risk arises mainly through environmental factors (including storms, floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home and contents insurance claim amounts. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for potential losses from existing events, such as those arising from natural disaster events, may not be adequate to cover actual claims that may arise.

In the lenders mortgage insurance business, insurance risk arises primarily from unexpected downturn in economic conditions leading to higher levels of mortgage defaults from unemployment or other economic factors.

If our reinsurance arrangements are not effective, this could also lead to greater risks, and more losses than anticipated.

Changes in critical accounting estimates and judgements could expose the Group to losses

The Group is required to make estimates, assumptions and judgements when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions (including those related to credit losses) and the determination of the fair value of financial instruments.  A change in a critical accounting estimate, assumption and/or judgement resulting from new information or from changes in circumstances or experience could result in the Group incurring losses greater than those anticipated or provided for. This may have an adverse effect on the Group’s financial performance, financial condition and reputation. The

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Group’s financial performance and financial condition may also be impacted by changes to accounting standards or to generally accepted accounting principles.

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition.

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 31 March 2018, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill and other intangible asset balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the intangible assets.

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually or on indication of impairment. In the event that an asset is no longer in use, or its value has been reduced or that its estimated useful life has declined, an impairment will be recorded, adversely impacting the Group’s financial condition. The estimates and assumptions used in assessing the useful life of an asset can be affected by a range of factors including changes in strategy and the rate of external changes in technology and regulatory requirements.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary, we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility.

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may implement strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives.

The expansion or integration of a new business, or entry into a new business, can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks.

Westpac also acquires and invests in businesses owned and operated by external parties. These transactions involve a number of risks for the Group. For example, Westpac may incur financial losses if a business it invests in does not perform as anticipated or subsequently proves to be overvalued at the time that the transaction was entered into.

In addition, we may be unable to successfully divest businesses or assets. These activities may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

Rounding of amounts

ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies to Westpac and in accordance with that Legislative Instrument all amounts have been rounded to the nearest million dollars unless otherwise stated.

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2018 Interim financial report Directors’ report

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is below.

Auditor’s Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half-year ended 31 March 2018, I declare that to the best of my knowledge and belief, there have been:
(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Lona Mathis	Sydney
Partner	7 May 2018
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124
T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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2018 Interim financial report Directors’ report

Responsibility statement

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)             the interim financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)          the Directors’ Report includes a fair review of the information required by DTR 4.2.7 R of the Disclosure Guidance and Transparency Rules of the United Kingdom Financial Conduct Authority.

Signed in accordance with a resolution of the Board of Directors.

Lindsay Maxsted	Brian Hartzer
Chairman	Managing Director and
Chief Executive Officer
Sydney, Australia
7 May 2018

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2018 Interim financial report Consolidated financial statements

4.2                    Consolidated income statement for the half year ended 31 March 2018

Westpac Banking Corporation and its controlled entities

					% Mov’t	% Mov’t
		Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	Note	March 18	Sept 17	March 17	Sept 17	Mar 17
Interest income	3	16,090	15,839	15,393	2	5
Interest expense	3	(7,812)	(7,936)	(7,780)	(2)	-
Net interest income		8,278	7,903	7,613	5	9
Non-interest income	4	2,875	3,130	3,156	(8)	(9)

Net operating income before
operating expenses and impairment charges		11,153	11,033	10,769	1	4
Operating expenses	5	(4,725)	(4,801)	(4,633)	(2)	2
Impairment charges	10	(393)	(360)	(493)	9	(20)
Profit before income tax		6,035	5,872	5,643	3	7
Income tax expense	6	(1,835)	(1,787)	(1,731)	3	6

Net profit for the period		4,200	4,085	3,912	3	7
Net profit attributable to non-controlling interests		(2)	(2)	(5)	-	(60)

Net profit attributable to owners of Westpac Banking Corporation		4,198	4,083	3,907	3	7

Earnings per share (cents)
Basic	7	123.7	121.2	116.8	2	6
Diluted[1]	7	119.7	116.7	112.6	3	6

The above consolidated income statement should be read in conjunction with the accompanying notes.

[1] Comparative for 31 March 2017 have been restated.

86 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report Consolidated financial statements

4.3                    Consolidated statement of comprehensive income for the half year ended 31 March 2018

Westpac Banking Corporation and its controlled entities

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Net profit for the period	4,200	4,085	3,912	3	7
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	(33)	(93)	168	(65)	large
Transferred to income statements	(9)	(2)	(1)	large	large
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(65)	(20)	(71)	large	(8)
Transferred to income statements	94	86	29	9	large
Exchange differences on translation of foreign operations	35	(78)	(38)	large	large
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve	13	28	(46)	(54)	large
Cash flow hedge reserve	(9)	(19)	13	(53)	large
Share of associates’ other comprehensive income:
Recognised in equity (net of tax)	-	5	(2)	(100)	(100)
Transferred to income statements	-	9	-	(100)	-
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value (net of tax)	24	(111)	(53)	large	large
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(13)	76	114	large	large

Other comprehensive income for the period (net of tax)	37	(119)	113	large	(67)

Total comprehensive income for the period	4,237	3,966	4,025	7	5

Attributable to:
Owners of Westpac Banking Corporation	4,235	3,964	4,020	7	5
Non-controlling interests	2	2	5	-	(60)

Total comprehensive income for the period	4,237	3,966	4,025	7	5

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Westpac Group 2018 Interim Financial Results Announcement | 87

2018 Interim financial report Consolidated financial statements

4.4                    Consolidated balance sheet as at 31 March 2018

Westpac Banking Corporation and its controlled entities

		As at	As at	As at	% Mov’t	% Mov’t
		31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	Note	2018	2017	2017	Sept 17	Mar 17
Assets
Cash and balances with central banks		21,580	18,397	15,912	17	36
Receivables due from other financial institutions		3,977	7,128	9,545	(44)	(58)
Trading securities and financial assets designated
at fair value		20,627	25,324	30,977	(19)	(33)
Derivative financial instruments		26,904	24,033	24,619	12	9
Available-for-sale securities		64,857	60,710	59,952	7	8
Loans	9	701,393	684,919	666,946	2	5
Life insurance assets		10,481	10,643	10,934	(2)	(4)
Regulatory deposits with central banks overseas		1,318	1,048	1,409	26	(6)
Investments in associates		80	60	716	33	(89)
Property and equipment		1,328	1,487	1,574	(11)	(16)
Deferred tax assets		1,120	1,112	986	1	14
Intangible assets		11,693	11,652	11,639	-	-
Other assets		6,497	5,362	4,784	21	36
Total assets		871,855	851,875	839,993	2	4

Liabilities
Payables due to other financial institutions		19,073	21,907	21,390	(13)	(11)
Deposits and other borrowings	12	547,736	533,591	522,513	3	5
Other financial liabilities at fair value through income statement		5,590	4,056	4,894	38	14
Derivative financial instruments		24,066	25,375	28,457	(5)	(15)
Debt issues		174,138	168,356	167,306	3	4
Current tax liabilities		299	308	144	(3)	108
Life insurance liabilities		8,763	9,019	9,158	(3)	(4)
Provisions		1,245	1,462	1,187	(15)	5
Deferred tax liabilities		17	10	17	70	-
Other liabilities		9,930	8,783	8,449	13	18

Total liabilities excluding loan capital		790,857	772,867	763,515	2	4

Loan capital		18,333	17,666	17,106	4	7

Total liabilities		809,190	790,533	780,621	2	4

Net assets		62,665	61,342	59,372	2	6

Shareholders’ equity
Share capital:
Ordinary share capital	15	35,168	34,889	33,765	1	4
Treasury shares and RSP treasury shares	15	(565)	(495)	(501)	14	13
Reserves	15	890	794	845	12	5
Retained profits		27,122	26,100	25,206	4	8

Total equity attributable to owners of Westpac Banking Corporation		62,615	61,288	59,315	2	6

Non-controlling interests		50	54	57	(7)	(12)

Total shareholders’ equity and non- controlling interests		62,665	61,342	59,372	2	6

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

88 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report
Consolidated financial statements

4.5                Consolidated statement of changes in equity for the half year ended 31 March 2018

Westpac Banking Corporation and its controlled entities

$m	Share Capital (Note 15)	Reserves	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Non- controlling Interests	Total shareholders’ equity and non- controlling interests
Balance at 1 October 2016	33,014	727	24,379	58,120	61	58,181
Net profit for the period	-	-	3,907	3,907	5	3,912
Net other comprehensive income for the period	-	52	61	113	-	113
Total comprehensive income for the period	-	52	3,968	4,020	5	4,025
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(3,141)	(3,141)	-	(3,141)
Dividend reinvestment plan	327	-	-	327	-	327
Other equity movements
Share based payment arrangements	-	65	-	65	-	65
Exercise of employee share options and rights	6	-	-	6	-	6
Purchase of shares (net of issue costs)	(37)	-	-	(37)	-	(37)
(Acquisition)/Disposal of treasury shares	(46)	-	-	(46)	-	(46)
Other	-	1	-	1	(9)	(8)
Total contributions and distributions	250	66	(3,141)	(2,825)	(9)	(2,834)
Balance at 31 March 2017	33,264	845	25,206	59,315	57	59,372
Net profit for the period	-	-	4,083	4,083	2	4,085
Net other comprehensive income for the period	-	(84)	(35)	(119)	-	(119)
Total comprehensive income for the period	-	(84)	4,048	3,964	2	3,966
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(3,150)	(3,150)	-	(3,150)
Dividend reinvestment plan	1,125	-	-	1,125	-	1,125
Other equity movements
Share based payment arrangements	-	33	-	33	-	33
Exercise of employee share options and rights	5	-	-	5	-	5
Purchase of shares (net of issue costs)	(6)	-	-	(6)	-	(6)
(Acquisition)/Disposal of treasury shares	6	-	-	6	-	6
Other	-	-	(4)	(4)	(5)	(9)
Total contributions and distributions	1,130	33	(3,154)	(1,991)	(5)	(1,996)
Balance at 30 September 2017	34,394	794	26,100	61,288	54	61,342
Net profit for the period	-	-	4,198	4,198	2	4,200
Net other comprehensive income for the period	-	26	11	37	-	37
Total comprehensive income for the period	-	26	4,209	4,235	2	4,237
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(3,187)	(3,187)	-	(3,187)
Dividend reinvestment plan	310	-	-	310	-	310
Other equity movements
Share based payment arrangements	-	69	-	69	-	69
Exercise of employee share options and rights	-	-	-	-	-	-
Purchase of shares (net of issue costs)	(31)	-	-	(31)	-	(31)
(Acquisition)/Disposal of treasury shares	(70)	-	-	(70)	-	(70)
Other	-	1	-	1	(6)	(5)
Total contributions and distributions	209	70	(3,187)	(2,908)	(6)	(2,914)
Balance at 31 March 2018	34,603	890	27,122	62,615	50	62,665

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

1 2018 comprises 2017 final dividend 94 cents (2017: 2017 interim dividend 94 cents and 2016 final dividend 94 cents), all fully franked at 30%.

Westpac Group 2018 Interim Financial Results Announcement | 89

2018 Interim financial report
Consolidated financial statements

4.6                Consolidated cash flow statement for the half year ended 31 March 2018

Westpac Banking Corporation and its controlled entities

$m	Note	Half Year March 18	Half Year Sept 17	Half Year March 17	% Mov’t Mar 18 - Sept 17	% Mov’t Mar 18 - Mar 17
Cash flows from operating activities
Interest received		15,998	15,832	15,301	1	5
Interest paid		(7,820)	(7,722)	(7,693)	1	2
Dividends received excluding life business		1	3	24	(67)	(96)
Other non-interest income received		2,901	2,208	2,856	31	2
Operating expenses paid		(4,310)	(3,688)	(4,278)	17	1
Income tax paid excluding life business		(1,793)	(1,454)	(1,934)	23	(7)
Life business:
Receipts from policyholders and customers		946	1,172	1,067	(19)	(11)
Interest and other items of similar nature		15	12	12	25	25
Dividends received		83	272	161	(69)	(48)
Payments to policyholders and suppliers		(794)	(900)	(961)	(12)	(17)
Income tax paid		(51)	(97)	(67)	(47)	(24)
Cash flows from operating activities before changes in
operating assets and liabilities		5,176	5,638	4,488	(8)	15
Net (increase)/decrease in:
Trading securities and financial assets designated at fair value		4,982	5,464	(10,518)	(9)	large
Loans		(14,764)	(18,103)	(8,712)	(18)	69
Receivables due from other financial institutions		3,245	2,310	343	40	large
Life insurance assets and liabilities		(88)	175	44	large	large
Regulatory deposits with central banks overseas		(250)	336	(28)	large	large
Derivative financial instruments		(1,100)	(2,987)	(2,055)	(63)	(46)
Other assets		(126)	(358)	558	(65)	large
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		1,526	(840)	159	large	large
Deposits and other borrowings		12,008	11,541	11,521	4	4
Payables due to other financial institutions		(2,965)	616	3,243	large	large
Other liabilities		48	(294)	279	large	(83)
Net cash provided by/(used in) operating activities	16	7,692	3,498	(678)	120	large
Cash flows from investing activities
Proceeds from available-for-sale securities		11,495	9,562	16,155	20	(29)
Purchase of available-for-sale securities		(15,575)	(10,475)	(16,553)	49	(6)
Purchase of intangible assets		(389)	(422)	(344)	(8)	13
Purchase of property and equipment		(95)	(163)	(101)	(42)	(6)
Proceeds from disposal of property and equipment		63	24	41	163	54
Purchase of associates		(13)	(52)	-	(75)	-
Proceeds from disposal of associates		-	630	-	(100)	-
Proceeds from disposal of controlled entities, net of cash disposed	16	9	-	-	-	-
Net cash (used in)/provided by investing activities		(4,505)	(896)	(802)	large	large
Cash flows from financing activities
Issue of loan capital (net of issue costs)		1,618	2,330	2,107	(31)	(23)
Redemption of loan capital		(1,025)	(1,672)	(516)	(39)	99
Net increase/(decrease) in debt issues		2,124	1,465	1,784	45	19
Proceeds from exercise of employee options		-	5	6	(100)	(100)
Purchase of shares on exercise of employee options and rights		(4)	(6)	(11)	(33)	(64)
Shares purchased for delivery of employee share plan		(27)	-	(27)	-	-
Purchase of RSP treasury shares		(70)	(3)	(65)	large	8
Net sale/(purchase) of other treasury shares		-	(12)	19	(100)	(100)
Payment of dividends		(2,877)	(2,025)	(2,814)	42	2
Payment of distributions to non-controlling interests		(6)	(5)	(8)	20	(25)
Net cash provided by/(used in) financing activities		(267)	77	475	large	large
Net increase/(decrease) in cash and cash equivalents		2,920	2,679	(1,005)	9	large
Effect of exchange rate changes on cash and cash equivalents		263	(194)	(98)	large	large
Cash and cash equivalents as at the beginning of the period		18,397	15,912	17,015	16	8
Cash and cash equivalents as at the end of the period		21,580	18,397	15,912	17	36

The above consolidated cash flow statement should be read in conjunction with the accompanying notes. Details of the reconciliation of net cash (used in)/provided by operating activities to net profit are provided in Note 16.

90 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report Notes to the consolidated financial statements

4.7       Notes to the consolidated financial statements

Note 1. Basis of preparation

This general purpose interim financial report for the half year ended 31 March 2018 has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001 and is also compliant with International Accounting Standard IAS 34 Interim Financial Reporting.

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual financial report for the year ended 30 September 2017 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

The interim financial report complies with current Australian Accounting Standards (AAS) as they relate to interim financial reports.

The interim financial report was authorised for issue by the Board of Directors on 7 May 2018.

All amounts have been rounded in accordance with ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, to the nearest million dollars, unless otherwise stated.

Amendments to Accounting Standards effective this period

No amendments were adopted during the period.

Critical accounting assumptions and estimates

In preparing the interim financial report, the application of the Group’s accounting policies requires the use of judgement, assumptions and estimates.

The areas of judgement, assumptions and estimates in the interim financial report, including the key sources of estimation uncertainty, are consistent with those in the annual financial report for the year ended 30 September 2017.

Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group:

AASB 9 Financial Instruments (December 2014) (AASB 9) will replace AASB 139 Financial Instruments: Recognition and Measurement (AASB 139). It includes a forward looking ‘expected credit loss’ impairment model, revised classification and measurement model and modifies the approach to hedge accounting. The standard is effective for the 30 September 2019 year end. The major changes under the standard and details of the implementation project are outlined below.

Impairment

AASB 9 introduces a revised impairment model which requires entities to recognise expected credit losses based on unbiased forward looking information, replacing the existing incurred loss model which only recognises impairment if there is objective evidence that a loss has been incurred. Key elements of the new impairment model are:

•    requires more timely recognition of expected credit losses using a three stage approach. For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is required (stage 1). For financial assets where there has been a significant increase in credit risk or where the asset is credit impaired a provision for full lifetime expected losses is required (stages 2 and 3 respectively);

•    expected credit losses are probability-weighted amounts determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. This will involve a greater use of judgement than the existing impairment model; and

•    interest is calculated on the gross carrying amount of a financial asset, except where the asset is credit impaired (i.e. stage 3).

Implementation

Measurement

Models have been developed and tested for significant portfolios with parallel runs to be performed during the second half of the year. The results of these parallel runs will be used to test models, analyse the results and make refinements where appropriate.

Westpac Group 2018 Interim Financial Results Announcement | 91

2018 Interim financial report Notes to the consolidated financial statements

Note 1. Basis of preparation (continued)

These models use three main components to determine the expected credit loss (as well as the time value of money) including:

•    Probability of default (PD): the probability that a counterparty will default;

•    Loss given default (LGD): the loss that is expected to arise in the event of a default; and

•    Exposure at default (EAD): the estimated outstanding amount of credit exposure at the time of the default.

The models use a 12 month timeframe for expected losses in stage 1 and a lifetime timeframe for expected losses in stages 2 and 3. The models incorporate past experience, current conditions and multiple probability-weighted macroeconomic scenarios for reasonably supportable future economic conditions. Where appropriate, adjustments will be made to modelled outcomes to reflect reasonable and supportable information not already incorporated in the models.

The Group intends to quantify the potential impact of adopting AASB 9 once it is practical to provide a reliable estimate. We expect that this will be reported in the Westpac 2018 Full Year financial results.

Movement between stages

An asset will move from stage 1 to stage 2 if there has been a significant increase in credit risk. The judgement to determine this will be primarily based on changes in internal customer risk grades since origination of the facility. The movement between stages 2 and 3 will be based on whether financial assets are credit-impaired at the reporting date which is expected to be similar to the individual assessment of impairment for financial assets under the current AASB 139. Assets may move in both directions through the stages of the impairment model. Assets previously in stage 2 may move back to stage 1 if it is no longer considered that there has been a significant deterioration of credit risk. Similarly, assets in stage 3 may move back to stage 2 if they are no longer assessed to be credit-impaired.

Forward looking information

The estimation of forward looking information is a key area requiring judgement. The Group intends to consider a minimum of three future macroeconomic scenarios. These will include a base case scenario along with upside and downside scenarios. The macroeconomic variables in these scenarios, based on current economic forecasts, include (but are not limited to) unemployment rates, gross domestic product and residential and commercial property price indices. The macroeconomic variables and probability weightings of the three scenarios will be subject to the approval of the Group Chief Financial Officer and Chief Risk Officer with oversight from the Board of Directors.

Governance

The Group is establishing a governance framework and implementing appropriate controls to address the new requirements of AASB 9 including key areas of judgement such as the determination of a significant increase in credit risk and the use of forward looking information in future economic scenarios along with controls addressing credit data and systems and the expected credit loss models.

The AASB 9 provision calculation models are being independently reviewed, validated and approved in accordance with the Group’s model risk policies. The key judgements in relation to the new provisioning methodology are being progressively discussed and agreed with the Board Risk and Compliance Committee (BRCC) and Board Audit Committee.

Classification and measurement

AASB 9 replaces the classification and measurement model in AASB 139 with a new model that categorises financial assets based on a) the business model within which the assets are managed, and b) whether the contractual cash flows under the instrument solely represent the payment of principal and interest. Financial assets will be measured at:

•    amortised cost where the business model is to hold the financial assets in order to collect contractual cash flows and those cash flows represent solely payments of principal and interest;

•    fair value through other comprehensive income where the business model is to both collect contractual cash flows and sell financial assets and the cash flows represent solely payments of principal and interest. Non-traded equity instruments can also be measured at fair value through other comprehensive income; or

•    fair value through profit or loss if they are held for trading or if the cash flows on the asset do not solely represent payments of principal and interest. An entity can also elect to measure a financial asset at fair value through profit or loss if it eliminates or reduces an accounting mismatch.

The accounting for financial liabilities is largely unchanged.

92 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report Notes to the consolidated financial statements

Note 1. Basis of preparation (continued)

Implementation

The Group’s classification and measurement implementation project is in progress including an assessment of business models and a review of the contractual cash flows across financial assets balances. The Group does not currently expect that there will be a material change to the classification and measurement of financial instruments as a result of implementing AASB 9.

Hedging

AASB 9 will change hedge accounting by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness. Adoption of the new hedge accounting model is optional until the IASB completes its accounting for dynamic risk management project. Until this time, current hedge accounting under AASB 139 can continue to be applied.

Implementation

The Group will apply the option to continue hedge accounting under AASB 139, however will implement the amended AASB 7 hedge accounting disclosures as required.

Transition

The impairment and classification and measurement requirements of AASB 9 will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, 1 October 2018, with no restatement of comparatives as permitted by the standard. However, detailed transitional disclosures will be provided in accordance with the amended requirements of AASB 7.

AASB 15 Revenue from Contracts with Customers (AASB 15) was issued on 28 May 2014 and will be effective for the 30 September 2019 financial year. The standard provides a single comprehensive model for revenue recognition. It replaces AASB 118 Revenue and related interpretations. The application of AASB 15 is not expected to have a material impact on the Group.

AASB 16 Leases was issued on 24 February 2016 and will be effective for the 30 September 2020 financial year. The main changes under the standard are:

•    all operating leases of greater than 12 months duration will be required to be presented on balance sheet as a right-of-use asset and lease liability. The asset and liability will initially be measured at the present value of non-cancellable lease payments and payments to be made in optional periods where it is reasonably certain that the option will be exercised. Details of the Group’s lease obligations are included in Note 30 of the 2017 Annual Report; and

•    all leases on balance sheet will give rise to a combination of interest expense on the lease liability and depreciation of the right-of-use asset.

The standard will result in the recognition of an asset and liability in the balance sheet, however, the quantum of these balances will be determined by the level of operating lease commitments greater than 12 months duration at adoption and is not yet practicable to determine.

AASB 2016-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107 was issued on 23 March 2016 and will be effective for the 30 September 2018 year end. Comparatives are not required on first application. The standard requires additional disclosures regarding both cash and non-cash changes in liabilities arising from financing activities. The standard is not expected to have a material impact on the Group.

AASB 17 Insurance Contracts was issued on 18 July 2017 and will be effective for the 30 September 2022 year end unless early adopted. This will replace AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. The main changes under the standard are:

•    the scope of the standard may result in some contracts that are currently “unbundled”, i.e. accounted for separately as insurance and investment contracts being required to be “bundled” and accounted for as an insurance contract;

•    portfolios of contracts (with similar risks which are managed together) will be required to be disaggregated to a more granular level by both the age of a contract and the likelihood of the contract being onerous in order to determine the recognition of profit over the contract period (i.e. the contractual service margin). The contractual service margin uses a different basis to recognise profit to the current Margin on Services approach for life insurance and therefore the pattern of profit recognition is likely to differ;

•    risk adjustments, which reflect uncertainties in the amount and timing of future cash flows, are required for both general and life insurance contracts rather than just general insurance contracts under the current accounting standards;

Westpac Group 2018 Interim Financial Results Announcement | 93

2018 Interim financial report Notes to the consolidated financial statements

Note 1. Basis of preparation (continued)

•    the contract boundary, which is the period over which profit is recognised, differs and is determined based on the ability to compel the policyholder to pay premiums or the substantive obligation to provide coverage/services. For some general insurance contracts (e.g. some lender mortgage insurance and reinsurance contracts) this may result in the contract boundary being longer. For life insurance, in particular term renewable contracts, the contract boundary is expected to be shorter. Both will be impacted by different patterns of profit recognition compared to the current standards;

•    a narrower definition of what acquisition costs may be deferred;

•    an election to recognise changes in assumptions regarding discount rate in other comprehensive income rather than in profit and loss;

•    an election to recognise changes in the fair value of assets supporting policy liabilities in other comprehensive income rather than through profit and loss;

•    reinsurance contracts and the associated liability is to be determined separately to the gross contract liability and may have different contract boundaries; and

•    additional disclosure requirements.

The standard is expected to result in a reduction in the level of deferred acquisition costs, however the quantum of this and the profit and loss impacts to the Group are not yet practicable to determine.

Note 2. Segment reporting

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflects the management of the business, rather than the legal structure of the Group.

Internally, Westpac uses ‘cash earnings’ in assessing the financial performance of its divisions. Management believes this allows the Group to:

•    more effectively assess current year performance against prior years;

•    compare performance across business divisions; and

•    compare performance across peer companies.

Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

To determine cash earnings, three categories of adjustments are made to reported results:

•    material items that key decision makers at Westpac believe do not reflect ongoing operations;

•    items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

•    accounting reclassifications between individual line items that do not impact statutory results.

Internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

Reportable operating segments

The operating segments are defined by the customers they service and the services they provide:

•    Consumer Bank (CB):

-  responsible for sales and service of banking and financial products and services;

-  customer base is consumer customers in Australia and some micro SME; and

-  operates under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands.

•    Business Bank (BB):

-  responsible for sales and service of banking and financial products and services;

-  customer base is SME and commercial business customers for facilities up to approximately $150 million; and

-  operates under the Westpac, St.George, BankSA and Bank of Melbourne brands.

94 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

•	BT Financial Group (Australia) (BTFG):

	-	Westpac’s Australian wealth management and insurance division;

	-	services include the manufacturing and distribution of investment, superannuation and retirement products, wealth administration platforms, private wealth, margin lending and equities broking;

	-	BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance;

-

operates under the Advance, Asgard, Licensee Select, BT Select, and Securitor brands, as well as the Advice, Private Banking and Insurance operations of Westpac, St.George, Bank of Melbourne and BankSA brands.

•	Westpac Institutional Bank (WIB):

	-	Westpac’s institutional financial services division delivering a broad range of financial products and services;

	-	transactional banking, financing and debt capital markets, specialised capital, and alternative investment solutions;

	-	customer base includes commercial, corporate, institutional and government customers;

	-	supports customers throughout Australia, as well as via branches and subsidiaries located in New Zealand, the US, UK and Asia; and

	-	also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea (PNG).

•	Westpac New Zealand:

	-	responsible for sales and service of banking, wealth and insurance products to customers in New Zealand;

	-	customer base includes consumer, business, institutional and government customers;

	-	operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.

•	Group Businesses include:

-

Treasury which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

-

Group Technology[1] which comprises functions for the Australian businesses is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

	-	Core Support[2], which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, and human resources; and

-

Group Businesses also includes items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s fintech investments, and certain other head office items such as centrally held provisions.

Revisions to segment allocations

In First Half 2018, Westpac implemented a number of changes to the presentation of its divisional financial information. These changes have no impact on the Group’s overall results or balance sheet but impact divisional results and balance sheets. Comparative divisional financial information has been restated for these changes.

The changes include updates to the methodologies to allocate certain costs, revenues and capital to divisions. These changes can be summarised as:

1.   Allocating additional capital from Group Businesses to operating divisions, following greater clarity from APRA on updates to its capital framework;

2.   Updating the Group’s cost of funds transfer pricing methodology, including the allocation of revenue from balance sheet management activities;

3.   Realigning divisional earnings and balance sheet disclosures for recent customer transfers; and

4.   Refining expense allocations to improve the allocation of support costs to divisions.

[1] Costs are fully allocated to other divisions in the Group. [2] Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

Westpac Group 2018 Interim Financial Results Announcement | 95

2018 Interim financial report
Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

The tables below present the segment results on a cash earnings basis for the Group:

	Half Year March 18
					Westpac
			BT Financial	Westpac	New
	Consumer	Business	Group	Institutional	Zealand	Group
$m	Bank	Bank	(Australia)	Bank	(A$)	Businesses	Group
Net interest income	4,040	2,021	285	675	843	437	8,301
Non-interest income	377	589	898	749	224	13	2,850
Net operating income before operating
expenses and impairment charges	4,417	2,610	1,183	1,424	1,067	450	11,151
Operating expenses	(1,730)	(930)	(601)	(675)	(429)	(289)	(4,654)
Impairment (charges) / benefits	(233)	(137)	(3)	17	(24)	(13)	(393)
Profit before income tax	2,454	1,543	579	766	614	148	6,104
Income tax expense	(737)	(463)	(175)	(212)	(173)	(91)	(1,851)
Net profit attributable to non-controlling interests	-	-	-	(3)	-	1	(2)
Cash earnings for the period	1,717	1,080	404	551	441	58	4,251
Net cash earnings adjustments	(15)	(2)	-	-	10	(46)	(53)
Net profit for the period attributable to
owners of Westpac Banking Corporation	1,702	1,078	404	551	451	12	4,198
Total assets	385,959	154,969	35,806	104,766	84,285	106,070	871,855
Total liabilities	203,801	111,486	42,058	124,130	73,801	253,914	809,190

	Half Year Sept 17¹
					Westpac
			BT Financial	Westpac	New
	Consumer	Business	Group	Institutional	Zealand	Group
$m	Bank	Bank	(Australia)	Bank	(A$)	Businesses	Group
Net interest income	3,961	1,975	274	672	838	291	8,011
Non-interest income	380	584	850	749	235	(14)	2,784
Net operating income before operating
expenses and impairment charges	4,341	2,559	1,124	1,421	1,073	277	10,795
Operating expenses	(1,727)	(921)	(610)	(680)	(442)	(224)	(4,604)
Impairment (charges) / benefits	(293)	(143)	(1)	8	37	32	(360)
Profit before income tax	2,321	1,495	513	749	668	85	5,831
Income tax expense	(697)	(450)	(156)	(216)	(187)	(78)	(1,784)
Net profit attributable to non-controlling interests	-	-	-	(3)	-	1	(2)
Cash earnings for the period	1,624	1,045	357	530	481	8	4,045
Net cash earnings adjustments	(58)	(5)	170	-	(7)	(62)	38
Net profit for the period attributable to
owners of Westpac Banking Corporation	1,566	1,040	527	530	474	(54)	4,083
Total assets	377,457	153,078	35,237	103,080	81,285	101,738	851,875
Total liabilities	202,689	111,385	41,431	118,875	71,432	244,721	790,533

[1] Divisional comparatives have been restated.

96 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report
Notes to the consolidated financial statements

Note 2. Segment reporting (continued)

	Half Year March 17¹
					Westpac
			BT Financial	Westpac	New
	Consumer	Business	Group	Institutional	Zealand	Group
$m	Bank	Bank	(Australia)	Bank	(A$)	Businesses	Group
Net interest income	3,677	1,910	237	656	791	422	7,693
Non-interest income	433	557	894	958	245	(19)	3,068
Net operating income before operating
expenses and impairment charges	4,110	2,467	1,131	1,614	1,036	403	10,761
Operating expenses	(1,651)	(897)	(589)	(671)	(461)	(232)	(4,501)
Impairment (charges) / benefits	(272)	(200)	(3)	(64)	35	11	(493)
Profit before income tax	2,187	1,370	539	879	610	182	5,767
Income tax expense	(656)	(412)	(160)	(246)	(174)	(97)	(1,745)
Net profit attributable to non-controlling interests	-	-	-	(4)	-	(1)	(5)
Cash earnings for the period	1,531	958	379	629	436	84	4,017
Net cash earnings adjustments	(58)	(5)	(10)	-	(7)	(30)	(110)
Net profit for the period attributable to
owners of Westpac Banking Corporation	1,473	953	369	629	429	54	3,907
Total assets	367,008	149,947	35,279	103,959	79,605	104,195	839,993
Total liabilities	194,476	107,217	40,649	125,273	69,828	243,178	780,621

Reconciliation of reported results to cash earnings

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
NET PROFIT ATTRIBUTABLE TO OWNERS OF
WESTPAC BANKING CORPORATION	4,198	4,083	3,907	3	7
Amortisation of intangible assets	17	64	73	(73)	(77)
Fair value (gain)/loss on economic hedges	37	62	7	(40)	large
Ineffective hedges	9	20	(4)	(55)	large
Partial sale of BTIM shares	-	(171)	-	(100)	-
Treasury shares	(10)	(13)	34	(23)	large
Total cash earnings adjustments (post-tax)	53	(38)	110	large	(52)
Cash earnings	4,251	4,045	4,017	5	6

[1] Divisional comparatives have been restated.

Westpac Group 2018 Interim Financial Results Announcement | 97

2018 Interim financial report
Notes to the consolidated financial statements

Note 3. Net interest income

				% Mov't	% Mov't
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Interest income
Cash and balances with central banks	140	146	95	(4)	47
Receivables due from other financial institutions	49	59	51	(17)	(4)
Net ineffectiveness on qualifying hedges	(13)	(28)	6	(54)	large
Trading securities and financial assets
designated at fair value	275	292	266	(6)	3
Available-for-sale securities	930	881	914	6	2
Loans	14,678	14,467	14,037	1	5
Regulatory deposits with central banks overseas	9	8	9	13	-
Other interest income	22	14	15	57	47
Total interest income	16,090	15,839	15,393	2	5
Interest expense
Payables due to other financial institutions	(153)	(145)	(134)	6	14
Deposits and other borrowings	(4,368)	(4,433)	(4,435)	(1)	(2)
Trading liabilities	(574)	(1,045)	(1,020)	(45)	(44)
Debt issues	(2,088)	(1,811)	(1,774)	15	18
Loan capital	(376)	(343)	(350)	10	7
Bank levy	(186)	(95)	-	96	-
Other interest expense	(67)	(64)	(67)	5	-
Total interest expense	(7,812)	(7,936)	(7,780)	(2)	-
Total net interest income	8,278	7,903	7,613	5	9

98 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report
Notes to the consolidated financial statements

Note 4.  Non-interest income

					% Mov't	% Mov't
		Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	Note	March 18	Sept 17	March 17	Sept 17	Mar 17
Fees and commissions
Facility fees		679	671	662	1	3
Transaction fees and commissions received		553	598	595	(8)	(7)
Other non-risk fee income		116	78	151	49	(23)
Total fees and commissions		1,348	1,347	1,408	-	(4)
Wealth management and insurance income
Life insurance and funds management
net operating income[1]		845	801	789	5	7
General insurance and lenders mortgage insurance
net operating income		106	130	80	(18)	33
Total wealth management and insurance income		951	931	869	2	9
Trading income[2]		487	489	713	-	(32)
Other income
Dividends received from other entities		1	1	1	-	-
Net gain on sale of associates[3]		-	279	-	(100)	-
Net gain on disposal of assets		10	-	6	-	67
Net gain/(loss) on derivatives held for
risk management purposes[4]		(9)	(2)	54	large	large
Net gain/(loss) on financial instruments
designated at fair value		26	5	6	large	large
Gain/(loss) on disposal of controlled entities	16	(9)	-	-	-	-
Rental income on operating leases		60	69	74	(13)	(19)
Share of associates' net profit		(3)	2	15	large	large
Other		13	9	10	44	30
Total other income		89	363	166	(75)	(46)
Total non-interest income		2,875	3,130	3,156	(8)	(9)

[1]   Wealth management and insurance income includes policy holder tax recoveries.

[2]   Trading income represents a component of total markets income from WIB markets business, Westpac Pacific and Treasury foreign exchange operations in Australia and New Zealand.

3   On 26 May 2017, the Group sold 60 million shares of BTIM (19% of BTIM’s shares on issue).

[4]   Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings.

Westpac Group 2018 Interim Financial Results Announcement | 99

2018 Interim financial report Notes to the consolidated financial statements

Note 5. Operating expenses

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Staff expenses
Employee remuneration, entitlements and on-costs	2,119	2,111	2,022	-	5
Superannuation expense	197	186	194	6	2
Share-based payments	48	48	65	-	(26)
Restructuring costs	34	30	45	13	(24)
Total staff expenses	2,398	2,375	2,326	1	3
Occupancy expenses
Operating lease rentals	319	324	324	(2)	(2)
Depreciation of property and equipment	131	143	148	(8)	(11)
Other	71	72	62	(1)	15
Total occupancy expenses	521	539	534	(3)	(2)
Technology expenses
Amortisation and impairment of software assets	303	322	306	(6)	(1)
Depreciation and impairment of IT equipment	73	82	76	(11)	(4)
Technology services	341	299	340	14	-
Software maintenance and licenses	185	168	145	10	28
Telecommunications	102	106	84	(4)	21
Data processing	38	42	38	(10)	-
Total technology expenses	1,042	1,019	989	2	5
Other expenses
Professional and processing services[1]	385	417	338	(8)	14
Amortisation and impairment of intangible assets and
deferred expenditure	43	94	98	(54)	(56)
Postage and stationery	95	109	108	(13)	(12)
Advertising	93	80	75	16	24
Credit card loyalty programs	70	86	66	(19)	6
Non-lending losses	40	36	37	11	8
Other expenses	38	46	62	(17)	(39)
Total other expenses	764	868	784	(12)	(3)
Total operating expenses	4,725	4,801	4,633	(2)	2

[1]  Professional and processing services relates to:

-     services provided by external suppliers including items such as cash handling and security services, marketing costs and research and recruitment fees (First Half 2018: $115 million; Second Half 2017 $151 million; First Half 2017: $117 million);

-     operations processing (First Half 2018: $88 million; Second Half 2017 $91 million; First Half 2017: $93 million);

-     consultants (First Half 2018: $76 million; Second Half 2017 $104 million; First Half 2017: $58 million);

-     credit assessment (First Half 2018: $31 million; Second Half 2017 $25 million; First Half 2017: $28 million);

-     legal and audit fees (First Half 2018: $61 million; Second Half 2017 $31 million; First Half 2017: $30 million);

-      regulatory fees and share market related costs (First Half 2018: $14 million; Second Half 2017 $15 million; First Half 2017: $12 million).

100 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report Notes to the consolidated financial statements

Note 6. Income tax

The income tax expense for the half year is reconciled to the profit before income tax as follows:

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Profit before income tax	6,035	5,872	5,643	3	7
Tax at the Australian company tax rate of 30%	1,811	1,762	1,693	3	7
The effect of amounts which are not
deductible/(assessable) in calculating
taxable income
Hybrid capital distributions	33	32	32	3	3
Life insurance:
Tax adjustment on policyholder earnings	8	(5)	13	large	(38)
Adjustment for life business tax rates	-	(1)	-	(100)	-
Dividend adjustments	(1)	(1)	(2)	-	(50)
Other non-assessable items	-	(2)	(1)	(100)	(100)
Other non-deductible items	17	15	17	13	-
Adjustment for overseas tax rates	(14)	(15)	(15)	(7)	(7)
Income tax (over)/under provided in prior periods	2	2	2	-	-
Other items	(21)	-	(8)	-	163
Total income tax expense	1,835	1,787	1,731	3	6
Effective income tax rate	30.41%	30.43%	30.68%	(2bps)	(27bps)

Westpac Group 2018 Interim Financial Results Announcement | 101

2018 Interim financial report Notes to the consolidated financial statements

Note 7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the period, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic earnings per share by assuming all dilutive potential ordinary shares are converted.

	Half Year March 18		Half Year Sept 17		Half Year March 17¹
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to shareholders	4,198	4,198	4,083	4,083	3,907	3,907
Adjustment for Restricted Share Plan (RSP) dividends[2]	(2)	-	(5)	-	(1)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[3]	-	135	-	126	-	127
Adjusted net profit attributable to shareholders	4,196	4,333	4,078	4,209	3,906	4,034
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,400	3,400	3,375	3,375	3,352	3,352
Treasury shares (including RSP share rights)	(8)	(8)	(9)	(9)	(8)	(8)
Adjustment for potential dilution:
Share-based payments	-	3	-	5	-	3
Convertible loan capital[3]	-	225	-	235	-	235
Adjusted weighted average number of ordinary shares	3,392	3,620	3,366	3,606	3,344	3,582
Earnings per ordinary share (cents)	123.7	119.7	121.2	116.7	116.8	112.6

[1]    Diluted EPS restated from 113.7 cents to 112.6 cents to align with methodology applied in the current period in determining the dilutive impact of convertible loan capital.

[2]    Some RSP share rights have not vested and are not ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders.

[3]    The Group has issued convertible loan capital which is expected to convert into ordinary shares in the future. These convertible loan capital instruments are all dilutive and diluted EPS is therefore calculated as if the instruments had already been converted.

102 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial report Notes to the consolidated financial statements

Note 8. Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2018			30 September 2017			31 March 2017
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance		Rate	balance		Rate	balance		Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	5,934	49	1.7	7,899	59	1.5	10,354	51	1.0
Trading securities and financial assets
designated at fair value	23,860	275	2.3	26,883	292	2.2	24,851	266	2.1
Available-for-sale securities	61,023	930	3.1	57,124	881	3.1	59,298	914	3.1
Regulatory deposits with central banks overseas	958	9	1.9	908	8	1.8	1,163	9	1.6
Loans and other receivables[1]	675,236	14,827	4.4	666,950	14,599	4.4	649,117	14,153	4.4
Total interest earning assets
and interest income	767,011	16,090	4.2	759,764	15,839	4.2	744,783	15,393	4.1
Non-interest earning assets
Cash, receivables due from other financial
institutions and regulatory deposits	2,459			1,792			2,209
Derivative financial instruments	34,130			35,593			39,764
Life insurance assets	10,753			10,965			13,937
All other assets[2]	61,643			59,245			60,982
Total non-interest earning assets	108,985			107,595			116,892
Total assets	875,996			867,359			861,675

Liabilities
Interest bearing liabilities
Payables due to other financial institutions	19,571	153	1.6	19,166	145	1.5	18,498	134	1.5
Deposits and other borrowings	494,871	4,368	1.8	489,707	4,433	1.8	479,692	4,435	1.9
Loan capital	17,935	376	4.2	17,217	343	4.0	17,199	350	4.1
Other interest bearing liabilities[3]	176,399	2,915	3.3	174,075	3,015	3.5	174,266	2,861	3.3
Total interest bearing liabilities
and interest expense	708,776	7,812	2.2	700,165	7,936	2.3	689,655	7,780	2.3
Non-interest bearing liabilities
Deposits and payables due to other
financial institutions	47,978			47,028			45,165
Derivative financial instruments	36,916			39,867			45,709
Life insurance policy liabilities	9,013			9,148			11,980
All other liabilities[4]	12,248			11,771			11,398
Total non-interest bearing liabilities	106,155			107,814			114,252
Total liabilities	814,931			807,979			803,907
Shareholders’ equity	61,051			59,364			57,744
Non-controlling interests	14			16			24
Total equity	61,065			59,380			57,768
Total liabilities and equity	875,996			867,359			861,675

Loans and other receivables[1]
Australia	574,357	12,763	4.5	564,432	12,573	4.4	551,261	12,199	4.4
New Zealand	72,807	1,740	4.8	73,004	1,738	4.7	72,872	1,722	4.7
Other overseas	28,072	324	2.3	29,514	288	1.9	24,984	232	1.9

Deposits and other borrowings
Australia	419,786	3,580	1.7	417,349	3,680	1.8	401,781	3,664	1.8
New Zealand	50,272	577	2.3	50,297	577	2.3	51,791	596	2.3
Other overseas	24,813	211	1.7	22,061	176	1.6	26,120	175	1.3

[1]	Loans and other receivables are stated net of provisions for impairment charges on loans. Other receivables include cash and balances with central banks and other interest earning assets.
[2]	Includes property and equipment, intangibles, deferred tax, non-interest bearing loans relating to mortgage offset accounts and other assets.
[3]	Includes net impact of Treasury balance sheet management activities and the Bank Levy.
[4]	Includes provisions for current and deferred income tax.

Westpac Group 2018 Interim Financial Results Announcement | 103

2018 Interim financial report Notes to the consolidated financial statements

Note 9. Loans

		As at	As at	As at	% Mov’t	% Mov’t
		31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	Note	2018	2017	2017	Sept 17	Mar 17
Australia
Housing		437,239	427,167	413,938	2	6
Personal (loans and cards)		21,789	21,952	22,716	(1)	(4)
Business		151,904	150,542	147,705	1	3
Margin lending		1,872	1,885	1,928	(1)	(3)
Other		91	100	105	(9)	(13)
Total Australia		612,895	601,646	586,392	2	5
New Zealand
Housing		44,974	43,198	42,281	4	6
Personal (loans and cards)		1,922	1,856	1,807	4	6
Business		28,068	26,667	26,544	5	6
Other		76	85	82	(11)	(7)
Total New Zealand		75,040	71,806	70,714	5	6
Other overseas
Trade finance		3,942	2,818	2,281	40	73
Other		12,429	11,515	10,821	8	15
Total other overseas		16,371	14,333	13,102	14	25
Total loans		704,306	687,785	670,208	2	5
Provisions for impairment charges on loans	10	(2,913)	(2,866)	(3,262)	2	(11)
Total net loans[1,2]		701,393	684,919	666,946	2	5

[1]

Total net loans include securitised loans of $7,436 million as at 31 March 2018 ($7,651 million as at 30 September 2017 and $8,783 million as at 31 March 2017). The level of securitised loans excludes loans where Westpac is the holder of related debt securities.

[2]	Total net loans include assets pledged for the covered bond programs of $34,106 million as at 31 March 2018 ($35,473 million as at 30 September 2017 and $30,883 million as at 31 March 2017).

104 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results Notes to the consolidated financial statements

Note 10. Provisions for impairment charges

	Half Year	Half Year	Half Year
$m	March 18	Sept 17	March 17
Individually assessed provisions
Opening balance	480	787	869
Provisions raised	173	246	364
Write-backs	(67)	(144)	(144)
Write-offs	(104)	(399)	(289)
Interest adjustment	(7)	(10)	(6)
Other adjustments	(4)	-	(7)
Closing balance	471	480	787
Collectively assessed provisions
Opening balance	2,639	2,726	2,733
Provisions raised	387	342	357
Write-offs	(430)	(525)	(443)
Interest adjustment	89	93	95
Other adjustments	9	3	(16)
Closing balance	2,694	2,639	2,726
Total provisions for impairment charges on loans
and credit commitments	3,165	3,119	3,513
Less: provisions for credit commitments	(252)	(253)	(251)
Total provisions for impairment charges on loans	2,913	2,866	3,262

	Half Year	Half Year	Half Year
$m	March 18	Sept 17	March 17
Reconciliation of impairment charges
Individually assessed provisions raised	173	246	364
Write-backs	(67)	(144)	(144)
Recoveries	(100)	(84)	(84)
Collectively assessed provisions raised	387	342	357
Impairment charges	393	360	493

Westpac Group 2018 Interim Financial Results Announcement | 105

2018 Interim financial results
Notes to the consolidated financial statements

Note 11. Credit quality

Impaired assets

	Australia			New Zealand			Other Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March
$m	2018	2017	2017	2018	2017	2017	2018	2017	2017	2018	2017	2017
Non-Performing loans:
Gross amount	923	975	1,388	184	152	164	13	15	18	1,120	1,142	1,570
Impairment provisions[1]	(444)	(460)	(740)	(54)	(41)	(54)	(5)	(6)	(7)	(503)	(507)	(801)
Net	479	515	648	130	111	110	8	9	11	617	635	769

Restructured loans:
Gross amount	11	12	12	16	15	17	2	-	-	29	27	29
Impairment provisions[1]	(5)	(7)	(11)	(4)	(5)	(4)	(1)	-	-	(10)	(12)	(15)
Net	6	5	1	12	10	13	1	-	-	19	15	14

Overdrafts, personal loans and revolving
credit greater than 90 days past due:
Gross amount	368	362	368	17	11	11	1	-	-	386	373	379
Impairment provisions[2]	(172)	(187)	(206)	(13)	(8)	(8)	(1)	-	-	(186)	(195)	(214)
Net	196	175	162	4	3	3	-	-	-	200	178	165

Total impaired assets:
Gross amount	1,302	1,349	1,768	217	178	192	16	15	18	1,535	1,542	1,978
Impairment provisions[1]	(621)	(654)	(957)	(71)	(54)	(66)	(7)	(6)	(7)	(699)	(714)	(1,030)
Net	681	695	811	146	124	126	9	9	11	836	828	948

[1] Includes individually assessed provisions and collectively assessed provisions on impaired loans. [2] Includes collectively assessed provisions on impaired loans.

106 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Notes to the consolidated financial statements

Note 11. Credit quality (continued)

Movement in gross impaired loans[1]
	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	2018	2017	2017	Sept 17	Mar 17
Opening balance	1,542	1,978	2,159	(22)	(29)
New and increased - individually managed	471	440	589	7	(20)
Write-offs	(534)	(924)	(732)	(42)	(27)
Returned to performing or repaid	(387)	(471)	(570)	(18)	(32)
Portfolio managed - new/increased/returned/repaid	442	518	534	(15)	(17)
Exchange rate and other adjustments	1	1	(2)	-	large
Balance as at period end	1,535	1,542	1,978	-	(22)

Items 90 days past due, or otherwise in default, and not impaired
	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	2018	2017	2017	Sept 17	Mar 17
Australia
Housing products	2,860	2,672	2,619	7	9
Other products	736	650	678	13	9
Total Australia	3,596	3,322	3,297	8	9
New Zealand
Housing products	124	89	92	39	35
Other products	31	28	21	11	48
Other overseas	18	19	22	(5)	(18)
Total overseas	173	136	135	27	28
Total	3,769	3,458	3,432	9	10

[1] Movement represents a six month period.

Westpac Group 2018 Interim Financial Results Announcement | 107

2018 Interim financial results
Notes to the consolidated financial statements

Note 12. Deposits and other borrowings

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	2018	2017	2017	Sept 17	Mar 17
Australia
Certificates of deposit	30,387	37,515	31,011	(19)	(2)
Non-interest bearing, repayable at call	40,967	40,324	39,484	2	4
Other interest bearing at call[1]	227,021	224,268	217,492	1	4
Other interest bearing term[1]	161,864	156,249	157,730	4	3
Total Australia	460,239	458,356	445,717	-	3
New Zealand
Certificates of deposit	521	546	1,478	(5)	(65)
Non-interest bearing, repayable at call	5,510	4,853	4,646	14	19
Other interest bearing at call	22,685	21,273	21,845	7	4
Other interest bearing term	29,661	27,620	25,451	7	17
Total New Zealand	58,377	54,292	53,420	8	9
Overseas
Certificates of deposit	14,765	8,860	11,364	67	30
Non-interest bearing, repayable at call	748	810	820	(8)	(9)
Other interest bearing at call	1,309	1,505	1,459	(13)	(10)
Other interest bearing term	12,298	9,768	9,733	26	26
Total overseas	29,120	20,943	23,376	39	25
Total deposits and other borrowings	547,736	533,591	522,513	3	5
Deposits and other borrowings at fair value	45,337	46,569	43,743	(3)	4
Deposits and other borrowings at amortised cost	502,399	487,022	478,770	3	5
Total deposits and other borrowings	547,736	533,591	522,513	3	5

[1] Comparatives have been restated.

108 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities

Fair Valuation Control Framework

The Group uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the transaction. This framework formalises the policies and procedures used to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to:

●             the revaluation of financial instruments;

●             independent price verification;

●             fair value adjustments; and

●             financial reporting.

A key element of the Framework is the Revaluation Committee, comprising senior valuation specialists from within the Group. The Revaluation Committee reviews the application of the agreed policies and procedures to assess that a fair value measurement basis has been applied.

The method of determining fair value differs depending on the information available.

Fair value hierarchy

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

The Group categorises all fair value instruments according to the hierarchy described below.

Valuation techniques

The Group applies market accepted valuation techniques in determining the fair valuation of over the counter (OTC) derivatives. This includes credit valuation adjustments (CVA) and funding valuation adjustments (FVA), which incorporates credit risk and funding costs and benefits that arise in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

Level 1 instruments

The fair value of financial instruments traded in active markets based on recent unadjusted quoted prices. These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes:	Valuation
Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity, energy and carbon futures	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.
Foreign exchange products	Derivatives	FX spot and futures contracts
Equity products	Derivatives Trading securities and financial assets designated at fair value Other financial liabilities at fair value through income statement	Listed equities and equity indices
Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Other financial liabilities at fair value through income statement	Australian and New Zealand Commonwealth government bonds

Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

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2018 Interim financial results
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded are determined using valuation techniques which maximise the use of observable market prices. Valuation techniques include:

●             the use of market standard discounting methodologies;

●             option pricing models; and

●             other valuation techniques widely used and accepted by market participants.

Instrument	Balance sheet category	Includes:	Valuation
Interest rate products	Derivatives	Interest rate and inflation swaps, swaptions, caps, floors, collars and other non-vanilla interest rate derivatives

Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark interest rates and active broker quoted interest rates in the swap, bond and future markets. Interest rate volatilities are sourced from brokers and consensus data providers.

Foreign exchange products	Derivatives	FX swap, FX forward contracts, FX options and other non-vanilla FX derivatives	Derived from market observable inputs or consensus pricing providers using industry standard models.
Other credit products	Derivatives	Single Name and Index credit default swaps (CDS)

Valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.

Commodity products	Derivatives	Commodity, energy and carbon derivatives

Valued using industry standard models.

The models calculate the expected future value of deliveries and payments and discounts them back to a present value. The model inputs include forward curves, volatilities implied from market observable inputs, discount curves and underlying spot and futures prices. The significant inputs are market observable or available through a consensus data service. If consensus prices are not available, these are classified as Level 3 instruments.

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar and other asset backed securities (ABS).

Valued using an industry approach to value floating rate debt with prepayment features. Australian RMBS are valued using prices sourced from a consensus data provider. If consensus prices are not available these are classified as Level 3 instruments.

110 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Level 2 instruments (continued)

Instrument	Balance sheet category	Includes:	Valuation
Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Regulatory deposits Other financial liabilities through income statement	State and other government bonds, corporate bonds and commercial paper Security repurchase agreements and reverse repurchase agreements over non-asset backed debt securities	Valued using observable market prices, which are sourced from consensus pricing services, broker quotes or inter-dealer prices.
Loans at fair value	Loans	Fixed rate bills	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness based on market observable inputs.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac’s implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities

Corporate bonds, over the counter derivatives, units in unlisted unit trusts, life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds.

Valued using observable market prices or other widely used and accepted valuation techniques utilising observable market input.

Level 3 instruments

Financial instruments valued where at least one input that could have a significant effect on the instrument’s valuation is not based on observable market data due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historical transactions.

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes:	Valuation
Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Collateralised loan obligations and offshore asset-backed debt instruments

As prices for these securities are not available from a consensus provider these are revalued based on third party revaluations (lead manager or inter-dealer). Due to their illiquidity and/or complexity they are classified as Level 3 assets.

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Government securities (predominantly PNG government bonds)	Government securities from illiquid markets are classified as Level 3. Fair value is monitored by reference to recent issuances.
Equity investments	Trading securities and Financial assets designated at fair value Available-for-sale	Investments in unlisted funds, boutique investment management companies, and strategic equity investments.

Valued using valuation techniques appropriate to the investment, including the use of recent arm’s length transactions where available, discounted cash flow approach, reference to the net assets of the entity or to the most recent fund unit pricing.

Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

Westpac Group 2018 Interim Financial Results Announcement | 111

2018 Interim financial results
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

The table below summarises the attribution of financial instruments carried at fair value to the fair value hierarchy:

	As at 31 March 2018				As at 30 Sept 2017				As at 31 March 2017
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	5,578	14,558	491	20,627	6,815	17,742	767	25,324	4,909	25,247	821	30,977
Derivative financial instruments	30	26,862	12	26,904	9	24,009	15	24,033	12	24,584	23	24,619
Available-for-sale securities	11,350	52,924	583	64,857	7,252	52,841	617	60,710	4,309	55,044	599	59,952
Loans	-	3,789	-	3,789	-	4,587	-	4,587	-	5,202	-	5,202
Life insurance assets	2,681	7,800	-	10,481	2,768	7,875	-	10,643	2,987	7,947	-	10,934
Regulatory deposits with central banks overseas	-	966	-	966	-	659	-	659	-	1,004	-	1,004
Total financial assets carried at fair value	19,639	106,899	1,086	127,624	16,844	107,713	1,399	125,956	12,217	119,028	1,443	132,688
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	45,337	-	45,337	-	46,569	-	46,569	-	43,743	-	43,743
Other financial liabilities at fair value through income statement	375	5,215	-	5,590	208	3,848	-	4,056	325	4,569	-	4,894
Derivative financial instruments	22	24,038	6	24,066	8	25,358	9	25,375	16	28,433	8	28,457
Debt issues at fair value	-	4,031	-	4,031	-	4,673	-	4,673	-	5,551	-	5,551
Life insurance liabilities	-	8,763	-	8,763	-	9,019	-	9,019	-	9,158	-	9,158
Total financial liabilities carried at fair value	397	87,384	6	87,787	216	89,467	9	89,692	341	91,454	8	91,803

112 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Analysis of movements between Fair Value Hierarchy Levels

Transfers into or out of Level 3 are discussed in the following table.

The table below summarises the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3):

	Half Year March 18

$m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Level 3 Assets	Derivatives	Total Level 3 Liabilities
Balance as at 1 October 2017	767	15	617	1,399	9	9
Gains/(losses) on
assets and (gains)/losses
on liabilities recognised in:
Income statements	15	1	-	16	1	1
Available-for-sale reserve	-	-	(4)	(4)	-	-
Acquisitions and issues	54	1	784	839	1	1
Disposals and settlements	(283)	(5)	(816)	(1,104)	(5)	(5)
Transfers into or out of
non-market observables	(66)	-	-	(66)	-	-
Foreign currency
translation impacts	4	-	2	6	-	-
Balance as at 31 March 2018	491	12	583	1,086	6	6
Unrealised gains/(losses) recognised in the income
statement for financial
instrument held as at 31 March 2018	15	2	-	17	2	2

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for the period was $5 million (30 September 2017: $5 million profit).

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2018 Interim financial results
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)1

Financial instruments not measured at fair value

The following table summarises the estimated fair value of financial instruments not measured at fair value for the Group:

	As at 31 March 2018		As at 30 Sept 2017		As at 31 March 2017
	Carrying	Fair	Carrying	Fair	Carrying	Fair
$m	Amount	Value	Amount	Value	Amount	Value
Financial assets not measured at fair value
Cash and balances with central banks	21,580	21,580	18,397	18,397	15,912	15,912
Receivables due from other financial institutions	3,977	3,977	7,128	7,128	9,545	9,545
Loans	697,604	697,905	680,332	680,568	661,744	662,184
Regulatory deposits with central banks overseas	352	352	389	389	405	405
Other financial assets	5,893	5,893	4,754	4,754	3,862	3,862
Total financial assets not measured at fair value	729,406	729,707	711,000	711,236	691,468	691,908
Financial liabilities not measured at fair value	—	—
Payables due to other financial institutions	19,073	19,073	21,907	21,907	21,390	21,390
Deposits and other borrowings	502,399	503,095	487,022	487,723	478,770	479,624
Debt issues[1]	170,107	171,221	163,683	165,151	161,755	163,075
Loan capital	18,333	18,571	17,666	18,087	17,106	17,377
Other financial liabilities	8,589	8,589	7,490	7,490	7,069	7,069
Total financial liabilities not measured at fair value	718,501	720,549	697,768	700,358	686,090	688,535

A detailed description of how fair value is derived for financial instruments not measured at fair value is disclosed in Note 23 of the Group’s annual financial statements for the year ended 30 September 2017.

[1] The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

114 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Notes to the consolidated financial statements

Note 14. Contingent liabilities, contingent assets and credit commitments

Undrawn credit commitments

The Group enters into various arrangements with customers which are only recognised in the balance sheet when called upon. These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

They expose the Group to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments disclosed below. Some of the arrangements can be cancelled by the Group at any time and a significant portion is expected to expire without being drawn. The actual required liquidity and credit risk exposure is therefore less than the amounts disclosed.

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 22 of the Group’s annual financial statements for the year ended 30 September 2017 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives at 31 March are as follows:

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 18 -	Mar 18 -
$m	2018	2017	2017	Sept 17	Mar 17
Undrawn credit commitments
Letters of credit and guarantees[1]	15,306	15,460	17,702	(1)	(14)
Commitments to extend credit[2]	176,258	178,443	177,449	(1)	(1)
Other	249	648	314	(62)	(21)
Total undrawn credit commitments	191,813	194,551	195,465	(1)	(2)

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Contingent liabilities

The Royal Commission, regulatory action and internal reviews

Globally, regulators and other bodies continue to progress various reviews involving the financial services sector. The nature of these reviews can be wide ranging and, in Australia, currently include investigations into potential misconduct in credit and financial services.  For example, the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry is currently investigating conduct, practices, behaviour or business activities by financial services entities including the Group that may amount to potential misconduct or that may fall below community standards and expectations. The Royal Commission may make findings that the Group (including persons or entities acting on its behalf) has engaged in misconduct including breaches of law or conduct that falls below community standards and expectations. For example, in the first two rounds of public hearings Counsel Assisting identified that it may be open for the Commission to find that that past practices of the Group had breached aspects of the National Consumer Credit Protection Act 2009 (Cth) and the Corporations Act 2001 (Cth) in relation to the specific case studies concerning the Group raised in the first two rounds of hearings.

Westpac will respond to those matters in its written submissions. Findings of that kind, if made, and any other findings made by the Royal Commission as it progresses, may result in litigation (including class action proceedings against the Group), fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action being taken by regulators or other parties.

[1]        Letters of credit are undertakings to pay, against presentation documents, and obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

[2]        Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 31 March 2018 the Group had offered $4.6 billion (30 September 2017: $5.5 billion; 31 March 2017: $5.9 billion) of facilities to customers, which had not yet been accepted.

Westpac Group 2018 Interim Financial Results Announcement | 115

2018 Interim financial results
Notes to the consolidated financial statements

Note 14. Contingent liabilities, contingent assets and credit commitments (continued)

Regulators such as ASIC, APRA, ACCC and AUSTRAC are also currently conducting reviews (some of which are industry-wide) that currently involve or may involve the Group in the future. These reviews are separately considering a range of matters, including matters such as consumer credit insurance, responsible lending (including in the context of reverse mortgages and interest only lending), financial adviser conduct (including compliance with the obligation to act in the client’s best interests), life insurance claims handling, and the pricing of residential mortgages. These reviews and inquiries, which may be conducted by a regulator, and in some cases also an external third party assurance provider retained either by the regulator or by the Group, may result in litigation (including class action proceedings against the Group), fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action being taken by regulators or other parties.

Westpac has received various notices and requests for information from the Royal Commission, as well as from regulators as part of both industry-wide and Westpac-specific reviews.

In addition, Westpac is undertaking a number of reviews to identify and resolve prior issues that have the potential to impact our customers and reputation. These reviews have identified, and may continue to identify, issues in respect of which we are or will be taking steps to put things right (including in relation to areas of industry focus such as record keeping, compliance with responsible lending obligations and the way some product terms and conditions are operationalised) so that our customers are not at a disadvantage from certain past practices and we improve our processes (including in relation to responsible lending controls and financial planning controls).

An assessment of the likely cost to the Group of these ongoing ‘business as usual’ reviews and actions has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

Litigation

There are ongoing court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

•            Following ASIC’s investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market. The proceedings were heard in late 2017. Judgment is pending.

•           In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of Australian and international banks alleging misconduct in relation to BBSW. Those proceedings are at a very early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

•            On 1 March 2017, ASIC commenced litigation in relation to certain Westpac home loans (including certain interest only loans) alleging contraventions of the National Consumer Credit Protection Act 2009 (Cth). For further information, refer to ‘Significant developments’ in this Interim Financial Results Announcement.

•           On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited and Westpac Securities Administration Limited in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions. ASIC has selected 15 specific customers as the focus of their claim. The proceedings were heard in February 2018. Judgment is pending.

•           On 12 October 2017, a class action against Westpac and Westpac Life Insurance Services Limited (WLIS) was filed in the Federal Court of Australia. The class action was filed on behalf of customers who, since October 2011, obtained insurance issued by WLIS on the recommendation of certain financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client and that WLIS was knowingly involved in those alleged breaches.  Westpac and WLIS are defending the proceedings.  An initial trial in the proceedings has been scheduled for March 2019.

116 | Westpac Group 2018 Interim Financial Results Announcement

2018 Interim financial results
Notes to the consolidated financial statements

Note 14. Contingent liabilities, contingent assets and credit commitments (continued)

Financial Claims Scheme

Under the Financial Claims Scheme (FCS) the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI.

The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

Contingent tax risk

Tax and regulatory authorities are reviewing the taxation treatment of certain transactions undertaken by the Group in the course of normal business activities and the claiming of tax incentives (including research and development tax incentives) and GST. The Group also responds to various notices and requests for information it receives from tax and regulatory authorities.

Risk reviews and audits are also being undertaken by revenue authorities in other jurisdictions, as part of normal revenue authority activity in those countries. These reviews, notices and requests may result in additional tax liabilities (including interest and penalties).

The Group has assessed these and other taxation claims arising in Australia and elsewhere, including seeking independent advice where appropriate, and holds appropriate provisions.

Settlement risk

The Group is subject to a credit risk exposure in the event that another counterparty fails to settle for its payments clearing activities (including foreign exchange). The Group seeks to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing mechanism.

Westpac Group 2018 Interim Financial Results Announcement | 117

2018 Interim financial results
Notes to the consolidated financial statements

Note 15. Shareholders’ equity

	As at	As at	As at
$m	31 March 2018	30 Sept 2017	31 March 2017
Share capital
Ordinary share capital, fully paid	35,168	34,889	33,765
Restricted Share Plan (RSP) treasury shares held[1]	(504)	(434)	(431)
Other treasury shares held[2]	(61)	(61)	(70)
Total treasury shares held	(565)	(495)	(501)
Total share capital	34,603	34,394	33,264
Non-controlling interests
Other non-controlling interests	50	54	57
Total non-controlling interests	50	54	57

Ordinary Shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated
	As at	As at	As at
	31 March 2018	30 Sept 2017	31 March 2017
Opening balance	3,394,364,279	3,356,614,808	3,346,166,853
Dividend reinvestment plan[3]	9,807,759	37,749,471	10,447,955
Issued shares for the period	9,807,759	37,749,471	10,447,955
Closing balance	3,404,172,038	3,394,364,279	3,356,614,808

Ordinary shares purchased on market

	Half Year March 2018	Half Year March 2018
Consolidated	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	854,267	31.86
Restricted share plan (RSP)[4]	2,219,638	31.42
WPP - share rights exercised	131,678	32.01
LTI - options exercised[5]	12,832	31.42
Total ordinary shares purchased/(sold) on market[6]	3,218,415

[1]   31 March 2018: 3,991,446 unvested shares held (30 September 2017: 3,549,035, 31 March 2017: 3,606,211).

[2]   31 March 2018: 4,652,579 shares held (30 September 2017: 4,652,579, 31 March 2017: 4,953,603).

[3]   The price per share for the issuance of shares in relation to the dividend re-investment plan for the 2017 final dividend was $31.62, 2017 interim dividend was $29.79, 2016 final dividend was $31.32.

[4]   Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.

[5]   The average exercise price received was $30.10 on the exercise of the LTI options.

[6]   The purchase of ordinary shares on market resulted in a tax benefit of $0.10 million being recognised as contributed equity.

118 | Westpac Group 2018 Interim Financial Results Announcement

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Notes to the consolidated financial statements

Note 15. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	As at	As at	As at
$m	31 March 2018	30 Sept 2017	31 March 2017
Available-for-sale securities reserve
Opening balance	64	131	10
Net gains/(losses) from changes in fair value	(33)	(93)	168
Income tax effect	10	27	(46)
Transferred to income statements	(9)	(2)	(1)
Income tax effect	3	1	-
Exchange differences	-	-	-
Closing balance	35	64	131
Share-based payment reserve
Opening balance	1,431	1,398	1,333
Share-based payment expense	69	33	65
Closing balance	1,500	1,431	1,398
Cash flow hedge reserve
Opening balance	(154)	(201)	(172)
Net gains/(losses) from changes in fair value	(65)	(20)	(71)
Income tax effect	19	6	21
Transferred to income statements	94	86	29
Income tax effect	(28)	(25)	(8)
Closing balance	(134)	(154)	(201)
Foreign currency translation reserve
Opening balance	(529)	(451)	(413)
Exchange differences on translation of foreign operations
(net of associated hedges)	35	(78)	(38)
Closing balance	(494)	(529)	(451)
Other reserves
Opening balance	(18)	(18)	(19)
Transactions with owners	1	-	1
Closing balance	(17)	(18)	(18)
Group’s share of reserves of associates	-	-	(14)
Total reserves	890	794	845

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2018 Interim financial results
Notes to the consolidated financial statements

Note 16. Notes to the consolidated cash flow statement

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Reconciliation of net cash provided by/(used in)
operating activities to net profit for the period
Net profit for the period	4,200	4,085	3,912	3	7
Adjustments:
Depreciation, amortisation and impairment	550	645	624	(15)	(12)
Impairment charges	493	444	577	11	(15)
Net (decrease)/increase in current and deferred tax	(9)	236	(270)	large	(97)
(Increase)/decrease in accrued interest receivable	(96)	5	(80)	large	20
(Decrease)/increase in accrued interest payable	16	61	87	(74)	(82)
(Decrease)/increase in provisions	(217)	275	(233)	large	(7)
Other non-cash items	239	(113)	(129)	large	large
Cash flows from operating activities before changes in operating assets and liabilities	5,176	5,638	4,488	(8)	15
Net (increase)/decrease in derivative financial instruments	(1,100)	(2,987)	(2,055)	(63)	(46)
Net (increase)/decrease in life insurance assets and liabilities	(88)	175	44	large	large
(Increase)/decrease in other operating assets:
Trading securities and financial assets designated at fair value	4,982	5,464	(10,518)	(9)	large
Loans	(14,764)	(18,103)	(8,712)	(18)	69
Receivables due from other financial institutions	3,245	2,310	343	40	large
Regulatory deposits with central banks overseas	(250)	336	(28)	large	large
Other assets	(126)	(358)	558	(65)	large
(Decrease)/increase in other operating liabilities:
Other financial liabilities at fair value through income statement	1,526	(840)	159	large	large
Deposits and other borrowings	12,008	11,541	11,521	4	4
Payables due to other financial institutions	(2,965)	616	3,243	large	large
Other liabilities	48	(294)	279	large	(83)
Net cash provided by/(used in) operating activities	7,692	3,498	(678)	120	large

Non-cash financing activities

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 18 -	Mar 18 -
$m	March 18	Sept 17	March 17	Sept 17	Mar 17
Shares issued under the dividend reinvestment plan	310	1,125	327	(72)	(5)

On 13 March 2018, 6,233,643 Westpac Convertible Preference Shares (CPS) were converted to Westpac Capital Notes 5 for a total value of $623 million.

Businesses disposed in Half Year March 2018

Westpac sold its interest in a number of Hastings offshore subsidiaries to Northill Capital. Completion of the sale of the US and UK entities occurred on 28 February 2018 and completion of the Singapore entity occurred on 23 March 2018, with a total loss of $9 million recognised in non-interest income. The total cash consideration received, net of transaction costs and cash held, was $9 million.  Refer to Section 6.5 changes in control of Group entities for details.

Restricted cash

The amount of cash and cash equivalents not available for use at 31 March 2018 was $40 million (30 September 2017: $38 million, 31 March 2017: $120 million) for the Group.

120 | Westpac Group 2018 Interim Financial Results Announcement

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Notes to the consolidated financial statements

Note 17. Subsequent events

On 13 March 2018, $623 million of CPS were transferred to the Westpac CPS nominated party for $100 each pursuant to the Westpac Capital Notes 5 reinvestment offer. Those CPS were subsequently bought back and cancelled by Westpac. On 3 April 2018, the remaining $566 million of CPS were transferred to the Westpac CPS nominated party for $100 each. Following the transfer, those remaining CPS were converted into 19,189,765 ordinary shares.

No other matters have arisen since the half year ended 31 March 2018 which is not otherwise dealt with in this interim financial report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

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2018 Interim financial results
Statutory statements

4.8     Statutory statements

Directors’ declaration

In the Directors’ opinion

(i)    the interim financial statements and notes set out on pages 86 to 121 are in accordance with the Corporations Act 2001, including that they:

a.    comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.    give a true and fair view of the Group’s financial position as at 31 March 2018 and of its performance for the six months ended 31 March 2018; and

(ii)   there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board

Lindsay Maxsted	Brian Hartzer
Chairman	Managing Director and
Chief Executive Officer

Sydney Australia

7 May 2018

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Statutory statements

Independent auditor’s review report to the members of Westpac Banking Corporation

Report on the Interim Financial Report

We have reviewed the accompanying interim financial report of Westpac Banking Corporation (the Corporation), which comprises the consolidated balance sheet as at 31 March 2018, the consolidated income statement and consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Westpac Banking Corporation and its controlled entities (the Group). The Group comprises the Corporation and the entities it controlled during that half-year.

Directors’ responsibility for the interim financial report

The directors of the Corporation are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 March 2018 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Westpac Banking Corporation is not in accordance with the Corporations Act 2001 including:

1.     giving a true and fair view of the Group’s financial position as at 31 March 2018 and of its performance for the half-year ended on that date; and

2.     complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Lona Mathis	Sam Hinchliffe
Partner	Partner

Sydney, Australia
7 May 2018

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124
T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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Other information

5.0        Other information

5.1        Credit ratings1

Rating agency	Long Term	Short Term	Outlook
Fitch Ratings	AA-	F1+	Stable
Moody’s Investor Services	Aa3	P-1	Stable
S&P Global Ratings	AA-	A-1+	Negative

5.2        Dividend reinvestment plan

Westpac operates a dividend reinvestment plan (DRP) that is available to holders of fully paid ordinary shares who are resident in, and whose address on the register of shareholders is in, Australia or New Zealand. As noted in Section 2.5, the Directors have made certain determinations in relation to the calculation of the market price which will apply to the DRP for the 2018 interim dividend only.

Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must do so by 5.00pm (AEST) on 21 May 2018.

Shareholders can provide these instructions by:

•    For shareholders with holdings that have a market value of less than $50,000 (for a single holding) or less than $1,000,000 (per shareholding held within a Link Market Services portfolio), logging into the Westpac share registrar’s website at www.linkmarketservices.com.au and electing the DRP or amending their existing instructions online; or

•    Completing and returning a DRP Application or Variation form to Westpac’s share registry. Registry contact details are listed in Section 5.4.

5.3        Changes in control of Group entities

During the six months ended 31 March 2018 the following controlled entities were acquired, formed, or incorporated:

•             Crusade ABS Series 2017-1P Trust (created 17 October 2017)

During the six months ended 31 March 2018 the following controlled entities ceased to be controlled:

•             Westpac Cook Cove Trust I (terminated 19 October 2017)

•             Westpac Cook Cove Trust II (terminated 19 October 2017)

•             Westpac Capital Holdings Inc (dissolved 21 November 2017)

•             Westpac Delta LLC (dissolved 21 November 2017)

•             Westpac Funds Financing Holdco Pty Limited (deregistered 28 January 2018)

•             Westpac Funds Financing Pty Limited (deregistered 28 January 2018)

•             Crusade Euro Trust No. 1E of 2007 (terminated 31 January 2018)

•             Crusade Global Trust No. 1 of 2007 (terminated 31 January 2018)

•             Crusade CP No. 1 Pty Ltd (deregistered 12 February 2018)

•             Hastings Funds Management (UK) Limited (sold 28 February 2018)

•             Hastings Infrastructure 1 Limited (sold 28 February 2018)

•             Hastings Infrastructure 2 Limited (sold 28 February 2018)

•             Infrastructure GP LLP (sold 28 February 2018)

•             Europe Infrastructure Debt L.P. (sold 28 February 2018)

•             Infrastructure GP 2 LLP (sold 28 February 2018)

•             Core Infrastructure Income Feeder 1 L.P. (sold 28 February 2018)

•             Core Infrastructure Income Feeder 2 L.P. (sold 28 February 2018)

•             Core Infrastructure Income Master L.P. (sold 28 February 2018)

•             Hastings Funds Management (USA) Inc (sold 28 February 2018)

•             Hastings Advisors LLC (sold 28 February 2018)

•             Hastings Investments GP LLC (sold 28 February 2018)

•             Hastings Investment Capital, LP (sold 28 February 2018)

•             Hastings Korea Company Limited (sold 13 March 2018)

•             Hastings Funds Management Asia Pte Limited (sold 23 March 2018)

1 As at 31 March 2018

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Other information

5.4        Financial calendar and Share Registry details

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand (NZX) and as American Depository Receipts in New York. Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Subordinated Notes II are listed on the ASX. Westpac NZD Subordinated Notes are listed on the NZX.

Important dates to note are set out below, subject to change. Payment of any distribution, dividend or interest payment is subject to the relevant payment conditions and the key dates for each payment will be confirmed to the ASX for securities listed on the ASX.

Westpac Ordinary Shares (ASX code: WBC, NZX code: WBC, NYSE code: WBK)

Interim results and dividend announcement	7 May 2018
New York ex-dividend date for interim dividend	16 May 2018
Ex-dividend date for interim dividend	17 May 2018
New York record date for interim dividend	17 May 2018
Record date for interim dividend	18 May 2018
Interim dividend payable	4 July 2018
Financial Year end	30 September 2018
Final results and dividend announcement	5 November 2018
New York ex-dividend date for final dividend	9 November 2018
Ex-dividend date for final dividend	13 November 2018
New York record date for final dividend	13 November 2018
Record date for final dividend	14 November 2018
Annual General Meeting	12 December 2018[1]
Final dividend payable	20 December 2018

Westpac Capital Notes (ASX code: WBCPD)

Ex-date for quarterly distribution	30 May 2018
Record date for quarterly distribution	31 May 2018
Payment date for quarterly distribution	8 June 2018
Ex-date for quarterly distribution	30 August 2018
Record date for quarterly distribution	31 August 2018
Payment date for quarterly distribution	10 September 2018[2]
Ex-date for quarterly distribution	29 November 2018
Record date for quarterly distribution	30 November 2018
Payment date for quarterly distribution	10 December 2018[2]

[1]    Details regarding the location of the meeting and the business to be dealt with will be contained in a Notice of Meeting sent to shareholders in the November before the meeting.

[2]   Adjusted to next business day as payment date falls on a non-ASX business day.

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Other information

Westpac Capital Notes 2 (ASX code: WBCPE)

Ex-date for quarterly distribution	14 June 2018
Record date for quarterly distribution	15 June 2018
Payment date for quarterly distribution	25 June 2018[1]
Ex-date for quarterly distribution	13 September 2018
Record date for quarterly distribution	14 September 2018[2]
Payment date for quarterly distribution	24 September 2018[1]
Ex-date for quarterly distribution	13 December 2018
Record date for quarterly distribution	14 December 2018[2]
Payment date for quarterly distribution	24 December 2018[1]

Westpac Capital Notes 3 (ASX code: WBCPF)

Ex-date for quarterly distribution	13 June 2018
Record date for quarterly distribution	14 June 2018
Payment date for quarterly distribution	22 June 2018
Ex-date for quarterly distribution	13 September 2018
Record date for quarterly distribution	14 September 2018
Payment date for quarterly distribution	24 September 2018[1]
Ex-date for quarterly distribution	13 December 2018
Record date for quarterly distribution	14 December 2018
Payment date for quarterly distribution	24 December 2018[1]

Westpac Capital Notes 4 (ASX code: WBCPG)

Ex-date for quarterly distribution	21 June 2018
Record date for quarterly distribution	22 June 2018
Payment date for quarterly distribution	2 July 2018[1]
Ex-date for quarterly distribution	20 September 2018
Record date for quarterly distribution	21 September 2018[2]
Payment date for quarterly distribution	1 October 2018[1]
Ex-date for quarterly distribution	20 December 2018
Record date for quarterly distribution	21 December 2018[2]
Payment date for quarterly distribution	31 December 2018[1]

Westpac Capital Notes 5 (ASX code: WBCPH)

Ex-date for quarterly distribution	13 June 2018
Record date for quarterly distribution	14 June 2018
Payment date for quarterly distribution	22 June 2018
Ex-date for quarterly distribution	13 September 2018
Record date for quarterly distribution	14 September 2018
Payment date for quarterly distribution	24 September 2018[1]
Ex-date for quarterly distribution	13 December 2018
Record date for quarterly distribution	14 December 2018
Payment date for quarterly distribution	24 December 2018[1]

[1] Adjusted to next business day as payment date falls on a non-ASX business day. [2] Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

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Other information

Westpac Subordinated Notes II (ASX code: WBCHB)

Ex-date for quarterly interest payment	11 May 2018
Record date for quarterly interest payment	14 May 2018
Payment date for quarterly interest payment	22 May 2018
Ex-date for quarterly interest payment	13 August 2018
Record date for quarterly interest payment	14 August 2018
Payment date for quarterly interest payment	22 August 2018[1]
Ex-date for quarterly interest payment	13 November 2018
Record date for quarterly interest payment	14 November 2018
Payment date for quarterly interest payment	22 November 2018

Westpac NZD Subordinated Notes 11 (ASX code: WBC010)

Ex-date for quarterly interest payment	21 May 2018
Record date for quarterly interest payment	22 May 2018
Payment date for quarterly interest payment	1 June 2018
Ex-date for quarterly interest payment	21 August 2018
Record date for quarterly interest payment	22 August 2018
Payment date for quarterly interest payment	3 September 2018[2]
Ex-date for quarterly interest payment	20 November 2018
Record date for quarterly interest payment	21 November 2018
Payment date for quarterly interest payment	3 December 2018[2]

[1]

The First Optional Redemption Date for Westpac Subordinated Notes II will be 22 August 2018. Redemption on this date is subject to APRA’s prior written consent. There can be no certainty that APRA will provide its consent and Westpac has not made any decision to redeem Westpac Subordinated Notes II.

[2]	Adjusted to next business day as payment date does not fall on a day on which banks are open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.

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2018 Interim financial results
Other information

Registered Office

Level 18

275 Kent Street

Sydney  NSW  2000

Australia

Telephone: +61 2 9155 7713

Facsimile: +61 2 8253 4128

International: +61 2 9155 7700

Website: www.westpac.com.au/westpacgroup

Share Registries

Australia	New Zealand

Ordinary shares on the main register, Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Subordinated Notes II	Ordinary shares on the New Zealand branch register and Westpac NZD Subordinated Notes

Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 11, Deloitte Centre, 80 Queen Street
Sydney NSW 2000 Australia	Auckland 1010 New Zealand
Postal Address: Locked Bag A6015,	Postal Address: P.O. Box 91976,
Sydney South NSW 1235, Australia	Auckland 1142, New Zealand

Website: www.linkmarketservices.com.au	Website: www.linkmarketservices.co.nz
Email: westpac@linkmarketservices.com.au	Email: enquiries@linkmarketservices.co.nz

Telephone: 1800 804 255 (toll free in Australia)	Telephone: 0800 002 727 (toll free in New Zealand)
International: +61 1800 804 255	International: +64 9 375 5998
Facsimile: +61 2 9287 0303	Facsimile: +64 9 375 5990

New York	For further information contact:

Depositary in USA for American Depositary Shares	Media:
The Bank of New York Mellon	David Lording, Group Head of Media Relations,
101 Barclay Street, 22W	+61 2 8219 8512
New York, NY 10286, USA
Regular mail:	Analysts and Investors:
PO Box 505000, Louisville, KY 40233-5000, USA	Andrew Bowden, Head of Investor Relations
+61 2 8253 4008
Overnight delivery:
462 South 4th Street
Suite 1600
Louisville, KY 40202, USA

Website: www.mybnymdr.com
Email: shrrelations@cpushareownerservices.com
Telephone: +1 888 269 2377 (toll free in US)
International: +1 201 680 6825

128 | Westpac Group 2018 Interim Financial Results Announcement

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Other information

5.5        Exchange rates

5.5.1     Exchange rates against A$

Six months to/as at	31 March 2018		30 September 2017		31 March 2017
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.7776	0.7670	0.7702	0.7844	0.7538	0.7646
GBP	0.5722	0.5447	0.5954	0.5846	0.6078	0.6124
NZ$	1.0926	1.0652	1.0731	1.0867	1.0599	1.0938

5.5.2         Exchange rate risk on future NZ$ earnings

Westpac’s policy in relation to the hedging of the future earnings of the Group’s New Zealand division is to manage the economic risk for volatility of the NZ$ against A$. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 100% of the expected earnings for the subsequent twelve months can be hedged. As at 31 March 2018, Westpac has hedges in place for forecasts up to October 2018 with an average rate of $1.06.

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2018 Interim financial results
Other information

5.6.  Group earnings reconciliation

				Cash Earnings adjustments
Six months to 31 March 2018 $m	Reported results	Amortisation of intangible assets	Fair value (gain)/loss on economic hedges	Ineffective hedges	Sale of BTIM shares	Treasury shares	NZ credit card rewards scheme	Operating leases	Policyholder tax recoveries	Cash earnings

Net interest income	8,278	-	10	13	-	-	-	-	-	8,301
Fees and commission	1,348	-	-	-	-	-	-	-	-	1,348
Wealth management and insurance income	951	-	-	-	-	(11)	-	-	(11)	929
Trading income	487	-	20	-	-	-	-	-	-	507
Other income	89	-	23	-	-	-	-	(46)	-	66
Non-interest income	2,875	-	43	-	-	(11)	-	(46)	(11)	2,850
Net operating income before operating expenses and
impairment charges	11,153	-	53	13	-	(11)	-	(46)	(11)	11,151
Staff expenses	(2,398)	-	-	-	-	-	-	-	-	(2,398)
Occupancy expenses	(521)	-	-	-	-	-	-	46	-	(475)
Technology expenses	(1,042)	-	-	-	-	-	-	-	-	(1,042)
Other expenses	(764)	25	-	-	-	-	-	-	-	(739)
Operating expenses	(4,725)	25	-	-	-	-	-	46	-	(4,654)
Profit before impairment charges and income
tax expense	6,428	25	53	13	-	(11)	-	-	(11)	6,497
Impairment charges	(393)	-	-	-	-	-	-	-	-	(393)
Profit before income tax	6,035	25	53	13	-	(11)	-	-	(11)	6,104
Income tax expense	(1,835)	(8)	(16)	(4)	-	1	-	-	11	(1,851)
Net profit	4,200	17	37	9	-	(10)	-	-	-	4,253
Net profit attributable to non-controlling interests	(2)	-	-	-	-	-	-	-	-	(2)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	4,198	17	37	9	-	(10)	-	-	-	4,251
WBC Cash Earnings adjustments:
Amortisation of intangible assets	17	(17)	-	-	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	37	-	(37)	-	-	-	-	-	-	-
Ineffective hedges	9	-	-	(9)	-	-	-	-	-	-
Partial sale of BTIM	-	-	-	-	-	-	-	-	-	-
Treasury shares	(10)	-	-	-	-	10	-	-	-	-
Cash earnings	4,251	-	-	-	-	-	-	-	-	4,251

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Other information

5.6.  Group earnings reconciliation (continued)

				Cash Earnings adjustments
Six months to 30 September 2017 $m	Reported results	Amortisation of intangible assets	Fair value (gain)/loss on economic hedges	Ineffective hedges	Sale of BTIM shares	Treasury shares	NZ credit card rewards scheme	Operating leases	Policyholder tax recoveries	Cash earnings

Net interest income	7,903	-	80	28	-	-	-	-	-	8,011
Fees and commission	1,347	-	-	-	-	-	(18)	-	-	1,329
Wealth management and insurance income	931	-	-	-	-	(15)	-	-	8	924
Trading income	489	-	15	-	-	-	-	-	-	504
Other income	363	2	(5)	-	(279)	-	-	(54)	-	27
Non-interest income	3,130	2	10	-	(279)	(15)	(18)	(54)	8	2,784
Net operating income before operating expenses and
impairment charges	11,033	2	90	28	(279)	(15)	(18)	(54)	8	10,795
Staff expenses	(2,375)	-	-	-	35	-	-	-	-	(2,340)
Occupancy expenses	(539)	-	-	-	-	-	-	54	-	(485)
Technology expenses	(1,019)	-	-	-	-	-	-	-	-	(1,019)
Other expenses	(868)	90	-	-	-	-	18	-	-	(760)
Operating expenses	(4,801)	90	-	-	35	-	18	54	-	(4,604)
Profit before impairment charges and income
tax expense	6,232	92	90	28	(244)	(15)	-	-	8	6,191
Impairment charges	(360)	-	-	-	-	-	-	-	-	(360)
Profit before income tax	5,872	92	90	28	(244)	(15)	-	-	8	5,831
Income tax expense	(1,787)	(28)	(28)	(8)	73	2	-	-	(8)	(1,784)
Net profit	4,085	64	62	20	(171)	(13)	-	-	-	4,047
Net profit attributable to non-controlling interests	(2)	-	-	-	-	-	-	-	-	(2)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	4,083	64	62	20	(171)	(13)	-	-	-	4,045
WBC Cash Earnings adjustments:
Amortisation of intangible assets	64	(64)	-	-	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	62	-	(62)	-	-	-	-	-	-	-
Ineffective hedges	20	-	-	(20)	-	-	-	-	-	-
Partial sale of BTIM	(171)	-	-	-	171	-	-	-	-	-
Treasury shares	(13)	-	-	-	-	13	-	-	-	-
Cash earnings	4,045	-	-	-	-	-	-	-	-	4,045

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Other information

5.6.       Group earnings reconciliation (continued)

			Cash Earnings adjustments
Six months to 31 March 2017 $m	Reported results	Amortisation of intangible assets	Fair value (gain)/loss on economic hedges	Ineffective hedges	Sale of BTIM hedges	Treasury shares	NZ credit card rewards scheme	Operating leases	Policyholder tax recoveries	Cash earnings

Net interest income	7,613	-	86	(6)	-	-	-	-	-	7,693
Fees and commission	1,408	-	-	-	-	-	18	-	-	1,426
Wealth management and insurance income	869	-	-	-	-	36	-	-	(19)	886
Trading income	713	-	-	-	-	-	-	-	-	713
Other income	166	11	(77)	-	-	-	-	(57)	-	43
Non-interest income	3,156	11	(77)	-	-	36	18	(57)	(19)	3,068
Net operating income before operating expenses and
impairment charges	10,769	11	9	(6)	-	36	18	(57)	(19)	10,761
staff expenses	(2,326)	-	-	-	-	-	-	-	-	(2,326)
occupancy expenses	(534)	-	-	-	-	-		57	-	(477)
Technology expenses	(989)	-	-	-	-	-	-	-	-	(989)
Other expenses	(784)	93	-	-	-	-	(18)	-	-	(709)
Operating expenses	(4,633)	93	-	-	-	-	(18)	57	-	(4,501)
Profit before impairment charges and income
tax expense	6,136	104	9	(6)	-	36	-	-	(19)	6,260
Impairment charges	(493)	-	-	-	-	-	-	-	-	(493)
Profit before income tax	5,643	104	9	(6)	-	36	-	-	(19)	5,767
Income tax expense	(1,731)	(31)	(2)	2	-	(2)	-	-	19	(1,745)
Net profit	3,912	73	7	(4)	-	34	-	-	-	4,022
Net profit attributable to non-controlling interests	(5)	-	-	-	-	-	-	-	-	(5)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,907	73	7	(4)	-	34	-	-	-	4,017
WBC Cash Earnings adjustments:
Amortisation of intangible assets	73	(73)	-	-	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	7	-	(7)	-	-	-	-	-	-	-
Ineffective hedges	(4)	-	-	4	-	-	-	-	-	-
Partial sale of BTIM	-	-	-	-	-	-	-	-	-	-
Treasury shares	34	-	-	-	-	(34)	-	-	-	-
Cash earnings	4,017	-	-	-	-	-	-	-	-	4,017

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2018 Interim financial results
Cash earnings supplementary information

6.0                              Cash earnings supplementary information

6.1                              Cash earnings adjustments

	Half Year	Half Year	Half Year
$m	March 18	Sept 17	March 17
Cash earnings adjustments (post-tax) comprise:
Amortisation of intangible assets	17	64	73
Fair value (gain)/loss on economic hedges	37	62	7
Ineffective hedges	9	20	(4)
Partial sale of BTIM shares	-	(171)	-
Treasury shares	(10)	(13)	34
Total cash earnings adjustments (post-tax)	53	(38)	110

Outlined below are the cash earnings adjustments to the reported result:

•             Amortisation of intangible assets: Identifiable intangible assets arising from business acquisitions are amortised over their useful lives, ranging between four and twenty years. This amortisation (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders. The last of these intangible assets were fully amortised in December 2017;

•             Fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

-  The unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge; and

-  The unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge;

•             Ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

•             Partial sale of BTIM shares: During Second Half 2017 the Group recognised a gain, net of costs, associated with the partial sale of shares in BTIM. Consistent with the treatment of prior gains from sale, this gain has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations. The Group has indicated that it may sell the remaining 10% shareholding in BTIM at some future date. Any future gain or loss on this shareholding will similarly be excluded from the calculation of cash earnings;

•             Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares cannot be recognised in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income; and

•             Accounting reclassifications between individual line items that do not impact reported results comprise:

- Treatment of Westpac New Zealand credit card rewards scheme to align with Group practices was changed in Second Half 2017. This change had no impact on cash earnings or reported profit, but it has led to a restatement of non-interest income and operating expenses within cash earnings for Second Half 2017 and First Half 2017;

-     Policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis; and

-   Operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis.

The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

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2018 Interim financial results
Glossary

7.0                              Glossary

Shareholder value
Average ordinary equity	Average total equity less average non-controlling interests.
Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
Dividend payout ratio – net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.
Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (reported).
Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number of ordinary shares on issue (reported).
Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).
Productivity and efficiency
Expense to income ratio	Operating expenses divided by net operating income.
Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.
Revenue per FTE	Total operating income divided by the average number of FTE for the period.
Business performance
Average interest-earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
Average interest-bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.
Divisional margin	Net interest income (including capital benefit) for a division as a percentage of the average interest earning assets for that division.
Net interest margin	Calculated by dividing net interest income by average interest-earning assets.
Interest spread	The difference between the average yield on all interest-earning assets and the average rate paid on interest bearing liabilities.
Capital adequacy
Common equity tier 1 capital ratio	Total common equity capital divided by risk weighted assets, as defined by APRA.
Credit risk weighted assets (Credit RWA)

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude market risk, operational risk, interest rate risk in the banking book and other assets.

Internationally comparable capital ratios

Internationally comparable regulatory capital ratios are Westpac’s estimated ratios after adjusting the capital ratios determined under APRA Basel III regulations for various items. Analysis aligns with the APRA study titled “International capital comparison study” dated 13 July 2015.

Risk weighted assets (RWA)

Assets (both on and off-balance sheet) are risk weighted according to each asset’s inherent potential for default and what the likely losses would be in case of default. In the case of non-asset backed risks (ie. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5.

Tier 1 capital ratio	Total Tier 1 capital divided by risk weighted assets, as defined by APRA.
Total regulatory capital ratio	Total regulatory capital divided by risk weighted assets, as defined by APRA.
APRA leverage ratio

Tier 1 capital divided by ‘exposure measure’ and expressed as a percentage. ‘Exposure measure’ is the sum of on-balance sheet exposures, derivative exposures, securities financing transaction exposures and other off-balance sheet exposures.

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2018 Interim financial results
Glossary

Funding and liquidity
Committed Liquidity Facility (CLF)	The RBA makes available to Australian Authorised Deposit-taking Institutions a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity.
Deposit to loan ratio	Customer deposits divided by total loans.
High Quality Liquid Assets (HQLA)	Assets which meet APRA’s criteria for inclusion as HQLA in the numerator of the LCR.
Liquidity Coverage Ratio (LCR)

An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%, effective 1 January 2015. LCR is calculated as the percentage ratio of stock of HQLA and CLF over the total net cash out-flows in a modelled 30 day defined stressed scenario.

Net Stable Funding Ratio (NSFR)

The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI’s capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI’s assets and off-balance sheet activities. ADI’s must maintain an NSFR of at least 100%.

Third party liquid assets	HQLA and non LCR qualifying liquid assets, but excludes internally securitised assets that are eligible for a repurchase agreement with the RBA and RBNZ.
Total liquid assets	Third party liquid assets and internally securitised assets that are eligible for a repurchase agreement with a central bank.
Asset quality
90 days past due and not impaired

Includes facilities where:

●   contractual payments of interest and / or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days (including accounts for customers who have been granted hardship assistance); or

●   an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

●   the estimated net realisable value of assets / security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or where there are otherwise reasonable grounds to expect payment in full and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

Collectively assessed provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data. Included in the collectively assessed provision is an economic overlay provision which is calculated based on changes that occurred in sectors of the economy or in the economy as a whole.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cash flow, and the net realisation of value of assets to which recourse is held:

●   facilities 90 days or more past due, and full recovery is in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

●   non-accrual assets: exposures with individually assessed impairment provisions held against them, excluding restructured loans;

●   restructured assets: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

●   other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

●   any other assets where the full collection of interest and principal is in doubt.

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Glossary

Asset quality (cont’d)
Individually assessed provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement.

Stressed assets	Watchlist and substandard, 90 days past due and not impaired and impaired assets.
Total committed exposure (TCE)

Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk.

Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.
Other
Credit Value Adjustment (CVA)

CVA adjusts the fair value of over-the-counter derivatives for credit risk. CVA is employed on the majority of derivative positions and reflects the market view of the counterparty credit risk. A Debit Valuation Adjustment (DVA) is employed to adjust for our own credit risk.

Divisional results

Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported. Overhead costs are allocated to revenue generating divisions.

The Group’s internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and divisional alignment, tailored to the jurisdictions in which the Group operates. Transfer pricing allows the Group to measure the relative contribution of products and divisions to the Group’s interest margin and other dimensions of performance. Key components of the Group’s transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

First Half 2018	Six months ended 31 March 2018.
First Half 2017	Six months ended 31 March 2017.
Net Promoter Score (NPS)

Net Promoter Score measures the net likelihood of recommendation to others of the customer’s main financial institution for retail or business banking. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld.

●   For retail banking, using a scale of 1 to 10 (1 means ‘extremely unlikely’ and 10 means ‘extremely likely’), the 1-6 raters (detractors) are deducted from the 9-10 raters (promoters); and

●   For business banking, using a scale of 0 to 10 (0 means ‘extremely unlikely’ and 10 means ‘extremely likely’), the 0-6 raters (detractors) are deducted from the 9-10 raters (promoters).

Prior corresponding period	Refers to the six months ended 31 March 2017.
Prior half / Prior period	Refers to the six months ended 30 September 2017.
Run-off	Scheduled and unscheduled repayments and debt repayments (from for example property sales and external refinancing), net of redraws.
Second Half 2017	Six months ended 30 September 2017.
Women in Leadership

Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executive, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

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